UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number: 001-38441

ChampionX Corporation

(Exact name of registrant as specified in its charter)

Delaware	**82-3066826**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2445 Technology Forest Blvd **Building 4, 12th Floor** **The Woodlands, Texas**	**77381**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) **(281) 403-5772**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	CHX	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant, determined by multiplying the outstanding shares on June 28, 2024, by the closing price on such day of $33.21 as reported on the Nasdaq Stock Market, was $6,284,460,974.

The registrant had 190.8 million shares of common stock, $0.01 par value, outstanding as of January 31, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2025 annual meeting of shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated, or such information will be included in an amendment to this Form 10-K in accordance with Instruction G(3) of Form 10-K.

CHAMPIONX CORPORATION

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook," "guidance," "potential," "target," "forecast" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs, and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Known material factors that could cause our actual results to materially differ from those indicated in the forward-looking statements are those described in Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

ITEM 1. BUSINESS

OVERVIEW

ChampionX Corporation, a Delaware corporation ("ChampionX," "we," "us," "our," or the "Company"), is a global leader in chemistry solutions, artificial lift systems, and highly engineered equipment and technologies that help companies drill for and produce oil and gas safely, efficiently, and sustainably around the world. Our expertise, innovative products, and digital technologies provide enhanced oil and gas production, transportation, and real-time emissions monitoring throughout the lifecycle of a well.

Merger Agreement

On April 2, 2024, ChampionX entered into an Agreement and Plan of Merger (the "Merger Agreement") with Schlumberger Limited, a Curaçao corporation ("SLB"), Sodium Holdco, Inc., a Delaware corporation and indirect wholly owned subsidiary of SLB ("Holdco"), and Sodium Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of SLB and Holdco ("Merger Sub"), pursuant to which, and subject to the terms and conditions therein, Merger Sub will be merged with and into ChampionX (the "Merger," together with the other transactions contemplated by the Merger Agreement, the "Transactions"), with ChampionX surviving the Merger as an indirect wholly owned subsidiary of SLB.

Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time") and by virtue of the Merger, each share of ChampionX common stock issued and outstanding immediately prior to the Effective Time (other than any shares of ChampionX common stock held in the treasury of ChampionX or held by SLB, Holdco or any direct or indirect wholly owned subsidiary of SLB, in each case except for any such shares held on behalf of third parties) will be converted, without any action on the part of the holder thereof, into the right to receive 0.735 shares of common stock, par value $0.01 per share, of SLB ("SLB Common Stock"), which shares will be duly authorized and validly issued in accordance with applicable laws (the "Equity Consideration") and, if applicable, cash in lieu of fractional shares.

The parties' obligations to consummate the Merger are subject to satisfaction or waiver of customary closing conditions set forth in the Merger Agreement, including, among others: (a) adoption by ChampionX shareholders of the Merger Agreement; (b) the receipt of approval for listing of the shares of SLB Common Stock which will comprise Equity Consideration on the New York Stock Exchange, subject to official notice of issuance; (c) the absence of certain legal restraints that enjoin, prohibit, prevent or make illegal the consummation of the Transactions ("Mutual Legal Restraint"); (d) the expiration or termination of all waiting periods applicable to the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any commitment to, or agreement with, any governmental entity to delay the consummation of, or not to consummate before a certain date, the Transactions and the receipt of all clearances, consents and approvals under certain specified regulatory laws; (e) the effectiveness of the registration statement on Form S-4 to be filed by SLB in connection with the issuance of the Equity Consideration, which will include a proxy statement of ChampionX (the "Form S-4"); (f) with respect to closing conditions for the benefit of SLB, (i) the absence of certain specified legal restraints that enjoin, prohibit, prevent or make illegal the consummation of the Transactions, (ii) the absence of investigations of the Transaction under specified regulatory laws, (iii) the expiration of all waiting periods applicable under specified regulatory filings following SLB's determination to submit such filings ("Specified Regulatory Filings"), (iv) receipt of all clearances, consents and approvals under the Specified Regulatory Filings and (v) the absence of certain other regulatory laws prohibiting or making illegal the consummation of the Transactions or otherwise as set forth in the Merger Agreement and (g) certain other customary conditions relating to the parties' representations and warranties in the Merger Agreement and the performance of their respective obligations. On May 15, 2024, the Form S-4 and proxy statement/prospectus that was filed with the Securities and Exchange Commission (the "SEC") in connection with the Transactions was declared effective by the SEC. On June 18, 2024, ChampionX's shareholders adopted the Merger Agreement at a special meeting of shareholders.

On July 2, 2024, SLB announced that ChampionX and SLB had each received a Request for Additional Information and Documentary Material (collectively, the "Second Request") from the United States Department of Justice ("DOJ") in connection with the DOJ's review of the Merger. Issuance of the Second Request extends the waiting period under the HSR Act, until 30 days after both ChampionX and SLB substantially comply with the Second Request, unless the waiting period is extended voluntarily by the parties or terminated earlier.

Additional information about the Merger is set forth in our Current Report on Form 8-K/A filed with the SEC on April 3, 2024 and the Definitive Proxy on Schedule 14A filed with the SEC on May 15, 2024.

BUSINESS STRATEGY

Our business strategy is rooted in fostering sustainable growth, enhancing operational efficiency, and delivering long-term value to our stakeholders. As we continue to execute on our core strategic priorities, we are also preparing for a transformative opportunity with the anticipated completion of our pending merger with SLB.

Core strategic priorities include:

Operational Excellence: We are focused on driving efficiencies across our operations through continuous improvement initiatives, advanced technologies, and disciplined capital allocation.

Customer-Centric Innovation: Delivering superior solutions to meet evolving customer needs remains central to our strategy. We are investing in research and development, as well as in talent and capabilities, designed to enhance key areas of our portfolio.

Sustainability Leadership: We are committed to advancing environmental, social, and governance ("ESG") initiatives, with a focus on supporting our customers' lower carbon aspirations and fostering diversity and inclusion throughout our organization.

BUSINESS SEGMENTS

Our business is organized into four reportable segments: Production Chemical Technologies, Production & Automation Technologies, Drilling Technologies, and Reservoir Chemical Technologies. We refer to the Production Chemical Technologies segment and the Reservoir Chemical Technologies segments together as the Chemical Technologies business. See Note 5—Revenue in Part II, Item 8.—Financial Statements and Supplementary Data of this Annual Report on Form 10-K for revenue by geography for each of our reportable segments.

Production Chemical Technologies

Production Chemical Technologies offers products and services that cover a broad range of onshore, offshore, and oil sands chemical solutions in production and midstream operations that are built upon our foundation of deep expertise and capabilities in chemical applications across the oil and natural gas value chain. The largest product lines in Production Chemical Technologies include corrosion inhibitors, scale inhibitors, emulsion breakers, and biocides. These offerings enhance the integrity of customer assets, ensure flow through pipelines and equipment, and effectively maximize total fluids treatment and production via efficiently separating oil, water, and gas. Our Production Chemical Technologies offerings include proprietary digital tools that monitor and optimize chemical treatment programs and enhance performance along with remotely connecting technical experts with field personnel to leverage our real-time technical expertise across the world.

Our reservoir modeling capability and chemistry expertise provides enhanced hydrocarbon recovery solutions to oil and gas producers. These solutions are intended to enable our customers to increase oil recovery in oilfields and improve return on investment by extending the economic life of fields in a safe and responsible manner, both onshore and offshore, as well as reduce their carbon footprint.

The products and services within Production Chemical Technologies are sold and supported by our on-site experts and customer account leaders, as well as through distributors, sales agents, and joint ventures. Our employees work directly with customers to provide expertise and support at their production sites or remotely. We support our customers directly by leveraging a global laboratory network and a team of more than 400 scientists, engineers, and technologists. Production Chemical Technologies has an extensive portfolio of intellectual property and provides differentiated solutions as a central theme of our commercial offering.

We help enable our customers to achieve their sustainability goals through maximizing production, minimizing environmental footprint, reducing emissions, and lowering fresh-water usage.

Production & Automation Technologies

Production & Automation Technologies offers products, technologies, and services that facilitate the safe, efficient, and cost-effective extraction of oil and gas through artificial lift and digital automation applications. We design, manufacture, market, and service a full range of artificial lift equipment, end-to-end automation and digital solutions, as well as other production equipment and emissions monitoring solutions. Artificial lift equipment is critical to oil and gas operators for increasing pressure within the reservoir and improving oil and gas production. Our product offerings include electrical submersible pumping systems ("ESP"), gas lift systems, jet pumps, multiplex surface pumps supporting hydraulic lift, plunger lift equipment, progressive cavity pumping ("PCP") systems, downhole rod lift systems, and methane emissions monitoring solutions. During 2024, we acquired RMSpumptools Limited, a UK-based company that designs and manufactures highly engineered mechanical and electrical solutions for complex artificial lift applications.

Artificial lift is a key technology for increasing oil and gas production throughout the lifecycle of a producing well and is therefore directly linked to operator economics. Our comprehensive offering provides customers with cost effective solutions tailored to a well's specific characteristics and production volumes. With sales, operations, and distribution networks, we offer all types of downhole equipment and industry-leading automation and optimization hardware and software to customers operating within the major oil and gas basins throughout the world.

Our proprietary digital products are aimed at creating an end-to-end production-optimization platform that enables oil and gas operators to monitor, predict, control and optimize well performance and drive a higher return on investment during the production lifecycle. We are a leading provider of productivity tools and performance management software for artificial lift and asset integrity management, including emissions detection and monitoring. We provide advanced controls technology that allows operators to adjust the operation of downhole artificial lift systems to production rates either at the wellsite or remotely. Our optimization software has modular architecture that enables specific solutions to be tailored to meet exact customer needs. Real-time data is used by our customers to drive decisions, enhance well servicing and obtain an accurate picture of a well's performance over time, resulting in a more connected, digital wellsite that operates more efficiently and safely. For operators that require support, we provide optimization teams that monitor customer wells and make timely adjustments to equipment operation to extend the life of the artificial lift system and mitigate production down time. In the current oil and gas industry environment, operators are focused on lowering their total operating costs over the life of a well. Our methane monitoring technology, through ground-based continuous systems, aerial measurements taken by drone or manned aircraft, or optical gas imaging camera technology deployed on the ground or in the air, provide comprehensive solutions for detecting and quantifying emissions at oil and gas facilities. We believe our combination of digital products and strong artificial lift presence enables us to drive continued adoption of digital solutions by customers seeking to meet their sustainability goals and will improve our long-term revenues.

We also offer other production equipment including chemical injection systems, flow control valves, and gauges. These products are complementary to our artificial lift and digital technologies offerings. A portion of Production & Automation Technologies revenue is derived from activity-based consumable products, as customers routinely replace items such as sucker rods, plunger lift, and pump parts.

Drilling Technologies

Drilling Technologies offers innovative, industry leading polycrystalline diamond cutter ("PDC") inserts, bearings, valves, nozzles and mining tools to help customers drill the world's most demanding oil exploration and development projects and for use in other industries. These highly specialized products are developed and manufactured based on more than 40 years of innovation and intellectual property development in material science applications. Our polycrystalline diamonds meet the highest standards and match the requirements of the most demanding engineering projects. Our highly trained team members work with customers to develop custom-designed PDC inserts and bearings through a consultative process, ensuring that we tailor the products to generate the best outcomes for their operations.

We believe our highly engineered PDCs are distinguished by their quality, durability, rate of penetration, and longevity. PDCs are a relatively small cost to the oil and gas operator in the context of overall drilling costs, but are critical to cost-effective and efficient drilling. Our PDCs are primarily custom designed to meet unique customer requirements and are finished to exact customer specification to ensure optimal performance. PDCs are utilized in both vertical and horizontal drilling and are replaced as they wear during the drilling process.

We manufacture long-lasting diamond bearings for down-hole drilling motors, pumps, and turbines running in the most challenging environments. These diamond bearings are also used by customers in renewable energy applications, mixers, and agitators. These bearings have a high thermal conductivity to reduce localized temperature extremes that lead to bearing degradation, and they are very resistant to wear from abrasive particles in lubricants or process fluids. These process-fluid lubricated applications include underwater applications, downhole drilling tools, and industrial pumps.

We also manufacture high-density ceramic roof bolt mining tools focused on improving the production and safety of underground mining operations. The technically advanced and unique diamond technology of these products makes these tools incredibly long lasting for their respective applications.

Reservoir Chemical Technologies

Reservoir Chemical Technologies offers chemistry-oriented solutions and technologies to help customers meet their performance, efficiency, sustainability, and financial objectives for well drilling, cementing, fracturing, acidizing, and other well interventions. For example, we design high-performance fracturing additives to improve the customer's operational efficiency, lower chemical program costs, and enhance well productivity. We assist our customers in achieving their sustainability goals, while mitigating the impact of fluid problems that can shorten the life of the well (e.g., scale, emulsion, and microbial growth).

We offer a range of fluid solutions that help our customers achieve more successful and efficient drilling and cementing operations and enhance well productivity. We also leverage our deep experience in water treatment and processing to offer our customers products that help to control scale and inhibit microbial growth and corrosion. Our expertise involves designing tailored products to optimize our customers' fluids based on individual well dynamics. The largest product lines in Reservoir Chemical Technologies include fracturing additives, drilling additives, cementing additives, and acidizing additives.

OTHER BUSINESS INFORMATION

Competition

The businesses in which we operate are highly competitive. Key competitive factors in our businesses are customer service, product technology, product capability and availability, quality and performance, price, breadth of product offering, local content and geographic footprint, market expertise and innovation. We believe we differentiate ourselves from our competitors through our model of high customer intimacy, differentiated technology, innovation, supply assurance, a superior level of customer service, and a culture of continuous improvement.

We face competition from other manufacturers and suppliers of oil and gas production and drilling equipment. Key competitors for our Production Chemical Technologies and Reservoir Chemical Technologies segments include Baker Hughes, Clariant AG, Multi-Chem (a Halliburton Service), M-I SWACO (a Schlumberger company), CES Energy Solutions Corp., SNF, Kemira, Innospec, and Rockwater. Production & Automation Technologies segment key competitors include Baker Hughes, Halliburton, Schlumberger, NOV, Weatherford International, and Tenaris. Drilling Technologies segment key competitors include DeBeers (Element 6), Schlumberger (Mega Diamond), and various suppliers in China.

Customers, Sales and Distribution

We have built our businesses through customer intimacy and high-touch customer service, and we view our intense customer focus as being central to the goal of creating value for all of our stakeholders. Drawing on our industry experience, application engineering expertise, and technical expertise, we strive to develop close, collaborative relationships with our customers to help them achieve peak performance throughout the life-cycle of their assets by identifying and managing the challenges they face. We work closely with our customers' engineering teams to develop technologies and applications that help improve efficiency, reliability and productivity. Our business is sensitive to changes in customers' capital and operational expenditure budgets, including as they relate more directly to the exploration and development of new oil and natural gas reserves.

We have long-standing customer relationships with many of the largest operators in oil and gas drilling and production. Our customers include international and national oil and gas companies, large integrated operators as well as independent conventional and unconventional oil and gas companies, major oilfield equipment and service providers, and pipeline companies. Our customer base is generally diverse, but in certain international jurisdictions, our business may be concentrated in and depend on one or a few customers.

We market and sell our products and technologies through a combination of field sales personnel and corporate account leaders, technical seminars, trade shows, and various digital and print advertising. We sell directly to customers through our direct sales force and indirectly through independent distributors and sales representatives. Our employees partner with our customers to understand the customer's technical challenges and needs, and proactively work with customers to provide solutions and advise our customers on the advantages of our technologies and product offerings. We have developed an extensive global network of sales and service locations to better serve our customers. In certain markets, we utilize joint ventures and independent third-party distributors and sales agents to sell and market products and services. We also host forums and training sessions, such as our Artificial Lift Academy, where our customers can share their experiences, learn best practices and accelerate the application of our technologies.

Intellectual Property

We own a large portfolio of patents, trademarks, licenses and other forms of intellectual property, which we acquired over many years and, to the extent applicable, expire at various times. A large portion of our intellectual property consists of patents, unpatented technology and proprietary information constituting trade secrets that we seek to protect in various ways, including confidentiality agreements with employees, customers, and suppliers where appropriate. We occasionally license third-party intellectual property to supplement our product and service offerings. We also have an active program to protect our intellectual property by filing for patents and registering trademarks around the world and pursuing legal action, when appropriate, to prevent infringement. While our intellectual property is important to our success, the loss or expiration of any of these rights, or any group of related rights, is not likely to materially affect our results of operations on a consolidated basis. We believe that our commitment to continuous engineering improvements, new product development and improved manufacturing techniques, as well as sales, marketing and service expertise, are significant to our leadership positions in the markets we serve.

Research and Development

We operate in markets that are characterized by changing technology and frequent new product introductions. Products and services offered within the oil and gas drilling and production industry will continue to evolve as customers transition to a lower-carbon economy and energy system and regulations related to greenhouse gases, pollution reduction, and alternative energy sources are adopted. As a result, our success is dependent on our ability to develop and introduce new technologies and products for our customers. Technology has become increasingly critical in our industry as global oil and natural gas reservoirs mature, depletion of production accelerates, customers utilize increasingly complex well designs, while customers continue to stress higher operational efficiency from existing infrastructure and systems. Despite fluctuations in the number of wells drilled, exploration & production ("E&P") companies have consistently increased their expenditures on technology to improve oil and natural gas recovery and lower their costs. We have invested substantially in building our research, development, and engineering capabilities and digital and other technology offerings, all of which we believe help our customers minimize risk, achieve production targets, extend field life and maximize profitability in a safe and responsible manner.

Our research and development program focuses on the following activities:

- Developing next-generation technology for all aspects of oil and natural gas production, including both conventional and unconventional, and across the entire life-cycle of a producing asset.
- Accelerating digitally-enabled solutions to automate workflows and eliminate waste in business processes.
- Enhancing our ability to predict, identify and solve our customers' operational challenges with our portfolio of products and services.
- Increasing product reliability and decreasing the cost of the products and services that we bring to market by using innovation to drive operational efficiency.
- Expanding revenue opportunities domestically and internationally.
- Maintaining or extending competitive advantages.

Our key research and development disciplines include analytical and material science, chemical synthesis, formulation science, microbiology, reservoir engineering, software engineering, process and equipment. We also have an external innovation program that leverages the capabilities and knowledge of key suppliers. Furthermore, we have a number of technical specialists embedded in key geographies to provide an efficient channel to deploy our new technologies in the major oil and natural gas basins around the world. We believe maintaining a robust innovation and product pipeline will allow us to continue to increase our market share in key businesses and with key customers.

Raw Materials

We use a wide variety of raw materials in manufacturing our products, some linked to commodity indexes (olefins, aromatic solvents, metals, fatty acids, amines and alcohols) as well as some non-commodity based specialty chemicals (biocides, phosphonates, silicates, salts, acids, monomers and polymers) influenced by supply and demand as well as various macro-economic factors, such as inflation, and price of hydrocarbons. We also purchase packaging materials for our manufactured products and components. Although the required raw materials are generally available from multiple suppliers, prices fluctuate with changing market conditions. We have not historically experienced material impacts to our financial results due to shortages or the loss of any single supplier. Tariffs also increase our material input costs, and further trade restrictions, retaliatory trade measures, or additional tariffs implemented could result in higher input costs to our products. Although cost increases in commodities may be recovered through increased prices to customers, our operating results are exposed to such fluctuations and we could experience delays in increasing prices to address cost increases. We attempt to control such costs and volatility through contracting discipline, including, but not limited to, representative index-based formula pricing, fixed-price contracts with suppliers and various other supply chain programs. We source materials globally to achieve the most competitive cost structure utilizing robust sourcing strategies for both supply and cost management. Our global supply chain is intended to provide us with cost-effective access to raw materials; however, our supply chain could be exposed to logistical disruptions. We maintain domestic suppliers in most cases to provide for contingencies and back-up sources.

Human Capital

We are a purpose-driven company with a distinctive strategic vision that is focused on improving the lives of our customers, our employees, our shareholders, and the communities where we live and work. We bring more than a century of expertise and the unique skills, perspectives, and experiences of our global team members enable us to realize opportunities for growth and profitability.

People Oriented

At the heart of our *Driven to Improve* operating principle is a commitment to eliminating waste, streamlining processes, and striving for excellence every day. Feedback from employees plays a vital role in this journey, helping us shape and sustain our people-oriented, purpose-driven culture.

We actively seek employee insights through surveys designed to identify opportunities for growth and improvement. Managers are encouraged to strengthen connections with their teams by conducting regular in-person and virtual check-ins, as well as skip-level meetings, fostering meaningful dialogue and ongoing collaboration. Employees are also empowered to share feedback and ask questions at any time, including anonymously, through our online "Pipeline to the CEO." Our Chief Executive Officer ("CEO") personally reviews and responds to every submission, ensuring transparency and trust. These messages are accessible to all employees via our internal intranet, reflecting our dedication to open communication.

To further enhance engagement, our CEO hosts quarterly virtual Town Hall meetings, inviting participation from our global workforce. These sessions dedicate significant time to addressing employee questions, which can be submitted anonymously in advance, creating a space for candid and impactful conversations. Through these initiatives, we aim to continuously improve, build trust, and ensure every employee feels heard and valued.

Employee Footprint

At December 31, 2024, we had approximately 7,100 employees in 38 countries, with approximately 67% in North America, 11% in Latin America, 10% in Middle East and Africa, 6% in Europe, and 6% in Asia Pacific region, serving our customers worldwide. Women represented 23% of global employees and 24% of managers globally. In the United States, 42% of employees and 27% of managers identified as racially diverse.

Attracting and retaining top talent remains vital to our success. We believe our purpose-driven culture sets us apart as an employer of choice, enabling us to inspire and empower our people to thrive.

Health & Safety

The safety and well-being of our employees, customers, shareholders, and communities are paramount. Whether in our operations, the products we create, or how we engage with customers, our overarching objective is to achieve Goal Zero: zero accidents, zero incidents, and zero environmental releases.

ChampionX's Health, Safety, and Environmental policy commits us to conducting business in ways that safeguard people, assets, and the environment. Every employee plays a critical role in fostering a safety-first culture through personal leadership, active engagement, and empowerment. We deliver comprehensive training and maintain a culture of support, equipping employees with the knowledge and tools needed to perform their jobs safely every day.

Diversity & Inclusion

ChampionX is dedicated to building a diverse workforce and fostering an inclusive workplace where all employees feel valued, aligned with our culture, and empowered to succeed. We believe having a diverse workforce is essential for driving performance and creating high-performing teams.

Our Employee Resource Groups ("ERGs"), are supported by leadership, voluntary and employee-led, and celebrate diverse backgrounds and experiences while enhancing recruitment, professional growth, retention, and community connections.

With over 1,460 participants as of December 31, 2024, ERGs provide opportunities for mentorship, skill development, and meaningful engagement across the organization. The ERGs augment other established programs designed to enhance employee development, including our Leadership Development program.

Our enterprise-wide Diversity & Inclusion ("D&I") Council, chaired by the CEO, includes senior leaders and ERG representatives. This Council drives our D&I strategy through initiatives that:

- Attract, support, and retain diverse talent.
- Promote cultural awareness through mentoring and training.
- Strengthen ERG collaboration for workplace and community impact.
- Foster inclusion across all ChampionX locations, from offices to frontline workers.

At ChampionX, we are committed to continuous improvement, ensuring all employees contribute to and thrive in a culture of belonging.

Training & Development

At ChampionX, we prioritize the growth and development of all of our employees to drive both individual and organizational progress. Our ongoing efforts focus on designing and enhancing initiatives that attract, engage, and nurture talent, while promoting a diverse and inclusive culture.

We invest in engaging and developing employees to enable us to realize opportunities for growth and contribute to advancing progress on our strategic priorities. Our ongoing efforts and initiatives are aimed at attracting, engaging, and developing employees in a thoughtful and meaningful way to support a diverse and inclusive culture. Training programs are deployed across the organization in technical skills, product expertise, and health and safety measures, as well as in soft skill development such as communication and other interpersonal skills.

Since 2021, we host an annual Development Month for employees across the globe. In 2024, 1,900 employees and managers, globally, participated in approximately 158 virtual or in-person sessions. Topics ranged from career development planning and financial acumen to business knowledge, team dynamics, continuous improvement principles, challenging implicit bias, and more. Additionally, throughout 2024, we hosted several global fireside chats on impactful themes such as building resilience, managing change, fostering care and connection, and practicing allyship. These events contributed to a holistic and enriching development experience.

To uphold our strong ethical foundation, all employees undergo annual training on ethics, compliance, and anti-corruption. Furthermore, employees complete yearly IT and cybersecurity training, supported by regular cybersecurity safety tips and internal phishing awareness campaigns to reinforce vigilance against cyber threats.

Regulatory Requirements and Environmental and Occupational Health and Safety Matters

Our operations are subject to a variety of international, national, state, and local laws and regulations, including those relating to the safety of the sale and distribution of chemical substances, the manufacture and use of certain substances, discharge of materials into the environment, costs associated with transporting and managing hazardous materials, waste disposal and plant site cleanup, worker health and safety, or otherwise relating to human health and environmental protection. While we cooperate with governmental authorities and take what we believe are appropriate measures to meet regulatory requirements and avoid or limit environmental effects, environmental risks are inherent in our businesses. Failure to comply with these laws or regulations may result in the assessment of administrative, civil, and criminal penalties, imposition of remedial or corrective action requirements, and the imposition of injunctions to prohibit certain activities or force future compliance.

In addition, we depend on the demand for our products and services from the oil and gas industry and, therefore, are affected by changing taxes, price controls, tariffs and trade restrictions, and other laws and regulations relating to the oil and gas industry in general, including those specifically directed to hydraulic fracturing, onshore and offshore production, and air pollution. The adoption of laws and regulations curtailing exploration, drilling, or production in the oil and gas industry, or the imposition of more stringent enforcement of existing regulations, could adversely affect our operations by limiting demand for our products and services or restricting our customers' operations. Refer to Part I, Item 1A, "Risk Factors" for additional information related to certain risks regarding regulations and environmental matters.

We utilize behavioral-based safety practices to promote a safe working environment for all of our employees. Safety is prioritized, measured and promoted throughout all levels of our organization. We continued our "Journey to Zero" program which teaches that all incidents are preventable. The core tenets of our program advocate (i) constant awareness and education of safety principles, (ii) consistent safety behaviors and practices, and (iii) preventing and learning from incidents. Additionally, our operations are subject to a number of federal, state, and foreign laws and regulations relating to workplace safety and worker health, such as the Occupational Safety and Health Act and regulations promulgated thereunder.

Along with numerous other potentially responsible parties ("PRP"), we are currently involved with site clean-up activities pursuant to the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA," also known as "Superfund") or state equivalents. Based on our experience with such environmental proceedings, and an analysis of the estimated share of investigation and remediation costs payable by the PRPs, we have accrued our best estimate of probable future costs relating to these sites. In establishing accruals, potential insurance reimbursements are not included in accruals and the accruals are not discounted. We are unable to predict when, or if, the amounts accrued will be paid due to the uncertainties inherent in the environmental remediation and associated regulatory processes. See Note 9—Commitments and Contingencies in Part II, Item 8. Financial Statements and Supplementary Data for a description of environmental matters.

We have incurred and will continue to incur operating and capital expenditures to comply with environmental, health and safety laws and regulations. Historically, there were no material effects upon our earnings and competitive position resulting from our compliance with such laws or regulations; however, there can be no assurance that such costs will not be material in the future or that such future compliance will not have a material adverse effect on our business or operational costs.

Website Access to Reports

Our internet website address is https://championx.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to each of those reports, are available free of charge through our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"). Alternatively, our reports may be accessed through the website maintained by the SEC at www.sec.gov. Unless expressly noted, the information on our website or any other website is not incorporated by reference in this Annual Report on Form 10-K and should not be considered part of this Annual Report on Form 10-K or any other information we file with or furnish to the SEC.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Name	Age	Current Position and Business Experience
Sivasankaran Somasundaram	59	President and Chief Executive Officer (2018-present) Vice President of Dover Corporation and President and Chief Executive Officer of Dover Energy (2013-2018)
Kenneth M. Fisher	63	Executive Vice President and Chief Financial Officer (2021-present) Executive Vice President and Chief Financial Officer, Noble Energy, Inc., an independent oil and natural gas exploration and production company (2009-2020)
Deric Bryant	52	Chief Operating Officer and President, Chemical Technologies (2020-present) Executive Vice President and President, Upstream—Nalco Champion, an Ecolab company[1] (2019-2020) Executive Vice President and General Manager, Oilfield Chemicals—Nalco Champion, an Ecolab company[1] (2017-2019) Senior Vice President, Oilfield Chemicals—Nalco Champion, an Ecolab company[1] (2016-2017) Vice President, Oilfield Chemicals for Gulf of Mexico, West Africa and Latin America—Nalco Champion, an Ecolab company[1] (2014-2016)
Robert K. Galloway	58	President, Drilling Technologies (2018-present) President—US Synthetic of Dover Corporation (2010-2018)
Paul E. Mahoney	60	President, Production & Automation Technologies (2018-present) President—Dover Artificial Lift of Dover Corporation (2014-2018)
William O'Dell, Jr.	54	President, Oilfield and Specialty Performance (2020-present) Vice President, North America Oilfield Chemicals – Nalco Champion, an Ecolab company[1] (2018-2020) Vice President, Oilfield Chemicals for Gulf of Mexico, Sub Sahara Africa and Latin America—Nalco Champion, an Ecolab company[1] (2017-2018) General Manager, Downstream Americas—Nalco Champion, an Ecolab company[1] (2014-2017)
Syed Raza	58	Senior Vice President and Chief Digital Officer (2018-present) President—Dover Energy Automation of Dover Corporation (2016-2018) Vice President and General Manager—Advanced Solutions of Honeywell Process Solutions (2014-2016)
Julia Wright	49	Senior Vice President, General Counsel and Secretary (2018-present) Senior Vice President, General Counsel and Secretary—Dover Energy of Dover Corporation (2018) Vice President and General Counsel of Nabors Industries Ltd. (2016-2018) Interim General Counsel of Nabors Industries Ltd. (2016) Assistant General Counsel of Nabors Industries Ltd. (2013-2016)
Jordan Zweig	55	Senior Vice President and Chief Human Resources Officer (2020-present) Vice President and Head of Global Human Resources—ChampionX, an Ecolab company[1] (2020) Vice President, Global Human Resources—Ecolab Inc.[1] (2019-2020) Vice President and Head of Global Human Resources—Ecolab Inc.[1] (2017-2019) Vice President and Head of Global Human Resources—Nalco Champion, an Ecolab company[1] (2013-2017)

(1)   In June 2020, the Company and Ecolab Inc. ("Ecolab") completed a Reverse Morris Trust transaction in which the Company acquired the Chemical Technologies business.

No family relationships exist among any of the above-listed officers or the members of the Board of Directors (the "Board"), and there are no arrangements or understandings between any of the above-listed officers and any other person pursuant to which they serve as an officer. During the past ten years, none of the above-listed officers was involved in any legal proceedings described in Item 401(f) of Regulation S-K. All officers are elected by the Board to hold office until their successors are elected and qualified.

ITEM 1A. RISK FACTORS

In addition to other information in this Annual Report on Form 10-K, you should carefully consider the following risk factors. Each of these risk factors could materially and adversely affect our business, results of operations and financial condition, as well as affect the value of an investment in our common stock.

<u>Risks Related to Our Business</u>

Trends in crude oil and natural gas prices may affect the drilling and production activity, profitability and financial stability of our customers and therefore the demand for, and profitability of, our products and services.

The oil and gas industry is cyclical in nature and experiences periodic downturns of varying length and severity. Demand for our products and services is sensitive to the level of capital spending by global oil and natural gas companies and the corresponding drilling and production activity. The level of drilling and production activity is directly affected by trends in crude oil and natural gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including:

- worldwide economic activity, including potential disruption to global trade;
- supplies of, and demand for, oil and gas both domestically and globally;
- the level of exploration and production activity;
- the industry cost of, and access to, capital;
- environmental regulation;
- domestic and global political and economic uncertainty, socio-political unrest and instability, terrorism or hostilities;
- U.S. federal, state and foreign government policies and regulations regarding current and future exploration and development of oil and gas;
- the ability and/or desire of the Organization of the Petroleum Exporting Countries ("OPEC") and other major international producers (collectively with OPEC, "OPEC+") to set and maintain production levels and influence pricing;
- the cost of exploring and producing oil and gas;
- the availability, expiration date and price of onshore and offshore leases;
- the discovery rate of new oil and gas reserves in onshore and offshore areas;
- the success of drilling for oil and gas in unconventional resource plays such as shale formations;
- the depletion rate of existing oil and gas wells in productions;
- takeaway capacity within oil and gas producing basins;
- alternative investments in onshore exploration and production opportunities;
- shifts in business and personal travel with increased adoption of remote work arrangements;
- health pandemics and epidemics;
- exceptional weather conditions, including severe weather events in the U.S. Gulf Coast; and
- the pace of adoption and cost of developing alternative energy sources.

We expect continued volatility in both crude oil and natural gas prices (including the possibilities that such prices could remain at current levels or decline further for an extended period of time), as well as in the level of drilling and production related activities as a result of the level of interest rates and costs of capital, decisions of OPEC+ and other oil exporting nations regarding production, and the other factors listed above. Our ability to modify and adopt our operating activities in response to lower oilfield service activity levels during periodic industry downturns or in the transition to a lower carbon economy is important to our business, results of operations and prospects. A downturn in the industry could impact demand for our products and services and could have a material adverse effect on our business, results of operations, financial condition and cash flows, and could result in asset impairments, including an impairment of the carrying value of our goodwill, along with other accounting charges.

We could lose customers or generate lower revenue, operating profits and cash flows if there are significant increases in the cost of raw materials or if we are unable to obtain raw materials.

We purchase raw materials, sub-assemblies and components for use in manufacturing operations, which exposes us to volatility in prices for certain commodities. Significant price increases for these commodities could adversely affect our operating profits. Like others in our industry, inflation in recent years caused increases in our raw materials costs. While we will generally attempt to mitigate the impact of increased raw material prices by endeavoring to make strategic purchasing decisions, broadening our supplier base and passing along increased costs to customers, there may be a time delay between the increased raw material prices and the ability to increase the prices of our products. Additionally, we may be unable to increase the prices of products due to the terms of existing contracts, a competitor's pricing pressure or other factors. The inability to obtain necessary raw materials on acceptable terms could affect our ability to meet customer commitments and satisfy demand for certain products. Certain of our product lines depend on a limited number of third-party suppliers and vendors. The ability of these third parties to deliver raw materials may be affected by events beyond our control. In addition, public health threats, such as COVID-19, severe influenza and other highly communicable viruses or diseases could limit access to vendors and their facilities, or the ability to transport raw materials from our vendors, which would adversely affect our ability to obtain necessary raw materials for certain of our products or increase the costs of such materials. A significant price increase in or the unavailability of raw materials may result in a loss of customers and adversely impact our business, results of operations, financial condition and cash flows, and could result in asset impairments, including an impairment of the carrying value of our goodwill.

Decreased capital and other expenditures by our customers can adversely impact our customers' demand for our products and services and our revenue.

Our business is directly affected by changes in spending by our customers, and reductions in their capital spending or changes in the allocation of their expenditures could reduce demand for our products and services and have a material adverse effect on our revenue. Some of the factors impacting our customers' capital spending may include:

- oil and natural gas prices, as described above;
- changes in customers' capital allocation, including allocation to alternate suppliers or an increased allocation to the production of renewable energy or other sustainability efforts, leading to less focus on oil and natural gas production growth;
- consolidation of our customers;
- restrictions on our customers' ability to get their produced oil and natural gas to market due to infrastructure limitations;
- the inability of our customers to access capital on economically advantageous terms, which may be impacted by, among other things, interest rate fluctuations, global market and economic conditions, or a decrease of investors' interest in hydrocarbon producers due to environmental and sustainability initiatives;
- customer personnel changes; and
- adverse developments in the business or operations of our customers, including write-downs of oil and natural gas reserves and borrowing base reductions under customers' credit facilities.

Our operations could be adversely affected by global market and economic conditions in ways we may not be able to predict or control.

Concerns over global economic conditions, inflation, energy costs, geopolitical issues, supply chain disruptions, the availability and cost of credit, and the continuing conflicts between Russia and Ukraine and in the Middle East have contributed to increased economic uncertainty. An expansion or escalation of the Russian-Ukraine or Middle East conflicts or an economic slowdown or recession in the United States or in any other country that significantly affects the supply of or demand for oil or natural gas could negatively impact our operations and therefore adversely affect our results. Global economic conditions have a significant impact on oil and natural gas prices and any stagnation or deterioration in global economic conditions could result in less demand for our services and could cause our customers to reduce their planned spending on drilling and production activity. Adverse global economic conditions may cause our customers, vendors and/or suppliers to lose access to the financing necessary to sustain or increase their current level of operations, fulfill their commitments and/or fund future operations and obligations. Furthermore, challenging economic conditions may result in certain of our customers experiencing bankruptcy or otherwise becoming unable to pay vendors, including us. In the past, global economic conditions, and expectations for future global economic conditions, have sometimes experienced significant deterioration in a relatively short period of time and there can be no assurance that global economic conditions or expectations for future global economic conditions will recover in the near term or not quickly deteriorate again due to one or more factors. These conditions could have a material adverse effect on our business, financial condition and results of operations.

Continuing inflation and cost increases may impact our sales margins and profitability.

Cost inflation including significant increases in raw material and component costs, labor rates, and global transportation and logistics costs have impacted profitability and could in future periods. In addition, our customers are also affected by inflation and the rising costs of goods and services used in their businesses, which could negatively impact their ability to purchase our products, which could adversely impact our revenue and profitability. There is no guarantee that we can increase selling prices, replace lost revenue, or reduce costs to fully mitigate the effect of inflation on our costs and business, which may adversely impact our sales margins and profitability.

We might be unable to successfully compete with other companies in our industry.

The business in which we operate is highly competitive. The principal competitive factors are customer service, product technology, product quality and performance, price, breadth of product offering, local content and geographic footprint, technical expertise and innovation. In some of our product and service offerings, we compete with the oil and gas industry's largest oilfield service providers. These large national and multi-national companies may have longer operating histories, greater brand recognition, and a stronger presence in geographies than us. They may also have more robust organizational and technical capabilities. In addition, we compete with many smaller companies capable of effectively competing on a regional or local basis. Our competitors may be able to respond more quickly to new or emerging technologies and services and for changes in customer requirements. Many contracts are awarded on a bid basis, which further increases competition based on price. Further, Ecolab (from whom we acquired the Chemical Technologies business) may have the ability to terminate certain rights, including patent licenses, if the Chemical Technologies business begins to compete in the downstream or water fields of use. These restrictions may limit our ability to engage in certain activities, may potentially lead to disputes and may materially and adversely affect our business, financial condition and results of operations. As a result of the competitive environment in which we operate, if we are unable to successfully compete in our industry, we may lose competitive share, be unable to maintain or increase prices for our products and services, or be unable to develop new business opportunities, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Consolidation in our industry may impact our results of operations.

Business consolidations within the oil and gas industry in recent years have resulted in some of our largest customers combining and using their size and purchasing power to seek economies of scale and pricing concessions. Continuing consolidation within the industry may result in reduced capital spending by some of our customers or the acquisition of one or more of our primary customers, which may lead to decreased demand for our products and services. There is no assurance that we will be able to maintain our level of sales to a customer that has consolidated, or replace that revenue with increased business activity with other customers. As a result, the acquisition of one or more of our primary customers may have a significant adverse impact on our business, results of operations, financial condition and cash flows. We are unable to predict what effect consolidations in the industry may have on prices, capital spending by our customers, our selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

If we are unable to develop new products and technologies, our competitive position may be impaired, which could materially and adversely affect our sales and market share.

The businesses in which we operate are characterized by changing technologies and the introduction of new products and services. As a result, our success is dependent upon our ability to develop or acquire new products and services on a cost-effective basis, to introduce them into the marketplace in a timely manner, and to protect and maintain critical intellectual property assets related to these developments. Difficulties or delays in research, development or production of new products and technologies, or failure to gain customer acceptance of new products and technologies, may significantly reduce future revenue and materially and adversely affect our competitive position. While we intend to continue to commit financial resources and effort to the development of new products and services, we may not be able to successfully differentiate our products and services from those of our competitors and/or our ability to do so could be impacted by an industry downturn. Our customers may not consider our proposed products and services to be of value to them or may not view them as superior to our competitors' products and services. In addition, our competitors or customers may develop new technologies which are similar to, or improvements on, our existing technologies.

Further, we may not be able to adapt to evolving customer needs and technologies, including the transition to a lower-carbon economy and energy system by our customers, develop new products, and achieve and maintain technological advantages in developing products and services in support of the evolving industry. If we do not successfully compete through the development and introduction of new products and technologies, our business, results of operations, financial condition and cash flows could be materially adversely affected.

Tariffs and other trade measures could adversely affect our business, results of operations, financial position and cash flows.

Our material input costs are adversely affected by tariffs imposed by the U.S. government on products imported into the United States and tariffs imposed by other jurisdictions, including the European Union, Canada, Mexico, India and China on U.S. goods and services, sanctions imposed in connection with the conflict between Russia and Ukraine, and by trade restrictions imposed on business dealings with particular entities and/or individuals. Additional tariffs, further trade restrictions, retaliatory trade measures and additional tariffs could result in higher input costs for our products, disrupt our supply chain and logistics, restrict or limit the availability of materials or supplies, cause adverse financial impacts due to volatility in foreign exchange rates and interest rates, inflationary pressures on raw materials and energy, and heighten cybersecurity threats and other restrictions. We may not be able to fully mitigate the impact of these increased costs or pass price increases on to our customers. While tariffs and other retaliatory trade measures imposed by other countries on U.S. goods have not yet had a significant impact on our business or results of operations, we cannot predict further developments, and such existing or future tariffs could have a material adverse effect on our results of operations, financial position and cash flows. Recently, the United States has proposed changes in trade policies that include export control restrictions, the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, increased economic sanctions on individuals, companies or countries, and other government regulations affecting trade between the United States and other countries where we conduct our business or have business relationships, including with suppliers, and a number of other nations have proposed similar measures directed at trade with the United States in response. As a result of these developments, there may be greater restrictions and economic disincentives on international trade that could adversely affect our business. It may be time-consuming and expensive for us to alter our business operations to adapt to or comply with any such changes, and any failure to do so could have a material adverse effect on our business, results of operations and financial position.

The loss of one or more significant customers could have an adverse impact on our financial results.

We have long-standing customer relationships with many of the largest operators in oil and gas drilling and production. Our customers include international and national oil and gas companies, large integrated operators as well as independent conventional and unconventional oil and gas companies, major oilfield equipment and service providers, and pipeline companies. Our customer base is generally diverse, but in certain international jurisdictions, our business may be concentrated in and depend on one or a few customers. We do have significant customer concentration in our top 25 customers, therefore the loss of a major customer could have an adverse effect on our business, results of operations, financial condition and cash flows.

Our growth and results of operations may be adversely affected if we are unable to complete third party acquisitions on acceptable terms and integrate such acquisitions.

Over time, it is expected that we will acquire value creating capabilities that broaden our existing technological, geographic and cost position, thereby complementing our businesses. However, there can be no assurance that we will be able to find suitable opportunities to purchase or acquire such capabilities on acceptable terms. If we are unsuccessful in our acquisition efforts, our revenue growth could be adversely affected. In addition, we face the risk that a completed acquisition may underperform relative to expectations. We may not achieve the synergies originally anticipated, may become exposed to unexpected liabilities, or may not be able to sufficiently integrate completed acquisitions into our then current business and growth model. There can be significant challenges inherent in the process of integrating acquired businesses, including the ability to ensure the effectiveness of internal control over financial reporting, integrating information technology, accounting, finance and other systems, as well as retention of key officers and personnel. The successful or cost-effective integration of acquired businesses cannot be assured. These factors could potentially have an adverse impact on our business, results of operations, financial condition and cash flows.

Our products are used in operations that are subject to potential hazards inherent in the oil and gas industry and, as a result, we are exposed to potential liabilities that may affect our financial condition and reputation.

Our products are used in potentially hazardous drilling, completion and production applications in the oil and gas industry where an accident or a failure of a product can potentially have catastrophic consequences. Risks inherent in these applications, such as equipment malfunctions and defects, failures, equipment misuse, explosions, blowouts and uncontrollable flows of oil, natural gas or well fluids can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, surface and drinking water resources, equipment and the environment. While we currently maintain insurance protection against some of these risks and seek to obtain indemnity agreements from our customers requiring them to hold us harmless from some of these risks, our current insurance and contractual indemnity protection may not be sufficient or effective enough to protect us under all circumstances or against all risks. The occurrence of a significant event not fully insured or indemnified against, or the failure of a customer to meet its indemnification obligations to us could adversely affect our business, results of operations, financial condition and cash flows.

Our operations are subject to the risk of manufacturing disruptions, and hazards common to manufacturing and supplying chemical products, the occurrence of which could materially and adversely affect our business.

As a manufacturer and supplier of chemical products, we face potential hazards common in such operations such as fires, explosions, and chemical spills, releases or discharges, either in liquid or gaseous form, during production, transportation, storage or use. Such an occurrence could result in loss of life, severe injury, environmental contamination, and disruption for, and damage to, our manufacturing facilities, customers, communities, and other stakeholders, as well as significant remediation costs and other liabilities that may exceed the coverage provided by our insurance policies. Accordingly, such hazards could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The credit risks of our customer base could result in losses.

The majority of our customers are oil and gas companies that have faced or may in the future face liquidity constraints during adverse commodity price environments. These customers are also affected by prolonged changes in economic and industry conditions such as geopolitical unrest and instability, volatility in oil and gas prices as a result of associated changes in demand for such commodities, and continuing inflationary pressures, including increased interest rates and cost of credit. If a significant number of our customers experience prolonged business declines, disruptions, or bankruptcies, we may incur increased exposure to credit risk and losses from bad debts.

Changes in our customer and product mix could cause our profit margin to fluctuate.

From time to time, we may experience changes in our customer mix or in our product mix. Our customer relationships depend, in part, on our ability to provide customers the products they need when they need them and our ability to provide an appropriate level of service to gain and retain customers. If our customers' experience is negative or our customers require lower-margin products from us and fewer higher-margin products, our results of operations and financial condition may suffer.

We are subject to information technology, cybersecurity and privacy risks.

We depend on various information technologies and other products and services to store and process business information and otherwise support our business activities. We also manufacture and sell hardware and software to provide monitoring, controls and optimization of customer critical assets in oil and gas production and distribution. In addition, certain of our customer offerings include digital components, such as remote monitoring of certain customer operations. We also provide services to maintain these systems. Additionally, our operations rely upon partners, suppliers and other third-party providers of information technology and other products and services. If any of these information technologies, products or services are damaged, cease to properly function, are breached due to employee error, malfeasance, system errors, or other vulnerabilities, or are subject to cybersecurity attacks, such as those involving unauthorized access, malicious software and/or other intrusions, we and our partners, suppliers or other third parties could experience: (i) production downtimes, (ii) operational delays, (iii) the compromising of confidential, proprietary or otherwise protected information, including personal and customer data, (iv) destruction, corruption, or theft of data, (v) security breaches, (vi) other manipulation, disruption, misappropriation or improper use of our systems or networks, (vii) hydrocarbon pollution from loss of containment, (viii) financial losses from remedial actions, (ix) loss of business or potential liability, (x) adverse media coverage, and (xi) legal claims or legal proceedings, including regulatory investigations and actions, and/or damage to our reputation. Increased risks of such attacks and disruptions also exist as a result of geopolitical conflicts, such as the continuing conflict between Russia and Ukraine. While we have not experienced a material breach of our information technologies and we attempt to mitigate these risks by employing a number of measures, including employee training, technical security controls and maintenance of backup and protective systems, the Company's and our customers', partners', vendors' and other third- parties' systems, networks, products and services remain potentially vulnerable to known or unknown cybersecurity attacks and other threats, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

While we currently maintain cybersecurity insurance, such insurance may not be sufficient in type or amount to cover us against claims related to cybersecurity breaches or attacks, failures or other data security-related incidents, and we cannot be certain that cyber insurance will continue to be available to us on economically reasonable terms, or at all, or that an insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could materially and adversely affect our results of operations, cash flows, and financial condition.

We are subject to risks relating to existing international operations and expansion into new geographical markets.

We continue to focus on expanding sales globally as part of our overall growth strategy and expect sales from outside the United States to continue to represent a significant and growing portion of our revenue. Our international operations and global expansion strategy are subject to general risks related to such operations, including:

- political, social and economic instability and disruptions;
- export controls, economic sanctions, embargoes or trade restrictions;
- the imposition of duties and tariffs and other trade barriers;
- limitations on ownership and on repatriation or dividend of earnings;
- transportation delays and interruptions;
- labor unrest and current and changing regulatory environments;
- increased compliance costs, including costs associated with disclosure requirements and related due diligence;
- difficulties in staffing and managing multi-national operations;
- limitations on our ability to enforce legal rights and remedies;
- access to or control of networks and confidential information due to local government controls and vulnerability of local networks to cyber risks; and
- fluctuations in foreign currency exchange rates.

If we are unable to successfully manage the risks associated with expanding our global business or adequately manage operational risks of our existing international operations, these risks could have a material adverse effect on our growth strategy into new geographical markets, our reputation, our business, results of operations, financial condition and cash flows.

Dependence on joint ventures and other local partners could adversely affect our profits.

We conduct some operations through joint ventures in which unaffiliated third parties may control or have significant influence on the operations of the joint venture. As with any joint venture arrangement, differences in views among the joint venture participants may result in the joint venture operating in a manner that is contrary to our preference, delayed decisions or in failures to agree on major issues. These factors could have a material adverse effect on the business and results of operations of our joint ventures and, in turn, our business and consolidated results of operations.

In addition to joint ventures, we rely on local third-party partners in a number of foreign jurisdictions to provide various services in support of our product sales, including sales and distribution, installation, field service, technical support, and the provision of equipment and personnel. If a local partner is unwilling or unable to deliver its services for any reason including, but not limited to, a dispute with us, the deterioration of its financial condition or a loss of personnel, we may be unable to engage an alternative partner or subcontractors to perform the same services, or on terms substantially similar to those with our existing partners. The failure to do so may cause us to breach the terms of existing contracts, impede our ability to complete orders, and/or result in damage to our customer relationships in that jurisdiction, any of which may damage our reputation and have a material adverse effect on our business in the impacted jurisdiction.

Failure to attract, retain and develop personnel could have an adverse effect on our results of operations, financial condition and cash flows.

The delivery of our services and products requires personnel with specialized skills and experience, and our growth, profitability and effectiveness in conducting our operations and executing our strategic plans depend in part on our ability to attract, retain and develop qualified personnel, and align them with appropriate opportunities for key management positions. We may experience employee turnover or labor shortages if our business requirements and/or expectations about when and how often employees work either on-site or remotely are inconsistent with the expectations of our employees, if employees pursue employment in fields with less volatility than in the energy industry, or as a result of uncertainties related to the Merger. Additionally, during periods of increased investment in the oil and gas industry, competition for qualified personnel may increase and the availability of qualified personnel may be further constrained. Although we believe we generally offer competitive compensation packages, our costs of operations and selling, general and administrative expenses could increase in the future if required to attract and retain qualified personnel and there is no assurance that the prices of our products and services could be increased to offset any such increases. If we are unsuccessful in our efforts to attract and retain sufficient qualified personnel on terms acceptable to us, or do so at rates necessary to maintain our liquidity and competitive position, our business, results of operations, financial condition, cash flows, and market share could be adversely affected.

The inability to protect or obtain patent and other intellectual property rights could adversely affect our revenue, operating profits and cash flows.

We own patents, trademarks, licenses and other intellectual property related to our products and services, and we continuously invest in research and development that may result in innovations and intellectual property rights. We employ various measures to develop, maintain and protect our innovations and intellectual property rights. These measures may not be effective in capturing intellectual property rights, and they may not prevent our intellectual property from being challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated, particularly in countries where intellectual property rights are not highly developed or protected. We also may not be successful in fully protecting innovations and intellectual property we develop or acquire. In addition, if licenses to certain intellectual property are no longer available, we may not be able to continue providing services or products relating to that license, which could adversely affect our financial condition, results of operations and cash flows. Unauthorized use of our intellectual property rights and any potential litigation we may initiate or have initiated against us in respect of our intellectual property rights could adversely impact our competitive position and have a negative impact on our business, results of operations, financial condition and cash flows.

Natural disasters and unusual weather conditions could have an adverse impact on our business.

Our business could be materially and adversely affected by natural disasters or severe weather conditions, including the effects of climate change. Hurricanes, tropical storms, flash floods, blizzards, extreme cold weather and other natural disasters or severe weather conditions, which may increase in frequency or intensity as a result of climate change, could result in evacuation of personnel, curtailment of services, damage to equipment and facilities, interruption in transportation of products and materials and loss of productivity. For example, certain of our manufactured products and components are manufactured at a single facility, and disruptions in operations or damage to any such facilities could reduce our ability to manufacture our products and satisfy customer demand. If our customers are unable to operate or are required to reduce operations due to natural disasters or severe weather conditions, our business could be adversely affected as a result of curtailed deliveries of our products and services. Our headquarters and certain manufacturing facilities are located in the U.S. Gulf Coast, and this region is also home to many of our customers and suppliers. Hurricanes or other severe weather events impacting the Gulf Coast could materially and adversely affect our operations, our ability to obtain raw materials at reasonable cost, or at all, and our customers in the region.

Risks Related to Financial Condition and Markets

Investor sentiment towards climate change, fossil fuels and other Environmental, Social and Governance ("ESG") matters could adversely affect our access to and cost of capital and stock price.

There have been efforts within the investment community (including investment advisors, investment fund managers, sovereign wealth funds, public pension funds, universities and individual investors) to promote the divestment of, or limit investment in, the stock of companies in the oil and gas industry. There has also been pressure on lenders and other financial services companies to limit or curtail financing of companies in the oil and gas industry. If these efforts continue or expand, our stock price and our ability to raise capital may be negatively impacted.

Members of the investment community are also increasing their focus on ESG practices and disclosures, including practices and disclosures related to climate change and sustainability, D&I initiatives, and heightened governance standards, among companies more generally. As a result, we may continue to face increasing pressure regarding our ESG disclosures and practices. Over the past few years, there has also been an acceleration in investor demand for ESG investing opportunities, and many large institutional investors have committed to increasing the percentage of their portfolios that are allocated towards ESG investments. With respect to any of these investors, our sustainability report, ESG disclosures and efforts may not satisfy the investor requirements or their requirements may not be made known to us. If we are unable to meet the ESG standards or investment criteria set by these investors and funds, we may lose investors or investors may allocate a portion of their capital away from us, our cost of capital may increase, and our stock price may be negatively impacted.

Our credit facility imposes restrictions that limit our operating flexibility and such facility may not be available if financial covenants are violated or if an event of default occurs.

Our credit facility contains a number of covenants restricting, among other things, our ability to incur liens and indebtedness, sell assets, repurchase our equity shares and make certain types of investments. We are also subject to certain financial covenants, including but not limited to compliance with certain leverage and interest coverage ratios as defined in the restated credit agreement. A breach of any covenant or our inability to comply with the required financial ratios could result in a default under our credit facility, and we can provide no assurance that we will be able to obtain the necessary waivers or amendments from our lenders to remedy a default. In the event of any default not cured or waived, the lenders are not obligated to provide funding or issue letters of credit and could declare any outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, thus requiring us to apply available cash to repay any borrowings then outstanding.

If we are unable to repay borrowings with respect to our credit facility when due, our lenders could proceed against the guarantees of our major domestic subsidiaries. If any indebtedness under our credit facility is accelerated, we can provide no assurance that our assets would be sufficient to repay such indebtedness in full.

Our exposure to exchange rate fluctuations on cross-border transactions and the translation of local currency results into U.S. dollars could negatively impact our results of operations.

A portion of our business is transacted and/or denominated in foreign currencies, and fluctuations in currency exchange rates or the inability to exchange or repatriate foreign currencies could have a significant impact on our results of operations, financial condition and cash flows, which are presented in U.S. dollars. Cross-border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange effects. We conduct business in countries that have restricted or limited trading markets for their local currencies and restrict or limit cash repatriation. We may accumulate cash in those geographies, but we may be limited in our ability to convert our profits into U.S. dollars, repatriate the profits from those countries or reinvest those earnings to fund operations in other countries. Significant changes in currency exchange rates could negatively affect our results of operations. Additionally, a future strengthening of the U.S. dollar potentially exposes us to competitive threats from lower cost producers in other countries and could result in unfavorable translation effects as the results of foreign locations are translated into U.S. dollars for reporting purposes.

Our indebtedness could adversely affect our financial condition and operating flexibility.

Our ability to make payments on, and to refinance, our indebtedness, as well as any future indebtedness that we may incur, will depend upon the level of cash flows generated by our operations, our ability to sell assets, availability under our revolving credit facility and our ability to access the capital markets and/or other sources of financing. Our ability to generate cash is subject to general economic, industry, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are not able to repay or refinance our indebtedness as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes or (ii) dedicating an unsustainable level of cash flow from operations to the payment of principal and interest on the indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the oil and gas industry could be impaired.

Disruptions in the capital and credit markets, low commodity prices, our debt level and other factors may restrict our ability to raise capital on favorable terms, or at all.

Disruptions in the capital and credit markets, in particular with respect to companies in the energy sector, could limit our ability to access these markets or may significantly increase our cost to borrow. Continued low commodity prices, the rapid increases in interest rates by the U.S. Federal Reserve to counteract inflation, as well as other factors, have caused some lenders to increase interest rates, enact tighter lending standards which we may not satisfy as a result of our debt level or otherwise, refuse to refinance existing debt at maturity on favorable terms, or at all, and in certain instances have reduced or ceased to provide funding to borrowers. If we are unable to access the capital and credit markets on favorable terms or at all, it could adversely affect our business, financial condition, results of operations and cash flows.

Legal and Regulatory Risks

War, terrorism or civil unrest could harm our business.

Due to the unsettled political conditions in many natural gas and oil-producing countries, our operations, revenue and profits are subject to adverse consequences of war, terrorism, civil unrest, strikes, currency controls, and governmental actions. These risks could result in the loss of our personnel or assets, cause us to evacuate our personnel from certain countries, cause us to increase spending on security worldwide, cause us to cease operating in certain countries, disrupt financial and commercial markets, including the supply of and pricing for oil and natural gas, and generate political and economic instability in some of the geographic areas in which we operate. Areas where we operate or have operated that have significant risks include, but are not limited to, the Middle East, North Africa, West Africa, the Caspian Sea region, Southeast Asia and Indonesia, Mexico, Russia, and Venezuela and other countries in South America. In addition, any possible reprisals as a consequence of military or other action, such as acts of terrorism in the United States or elsewhere, could have a material adverse effect on our business, results of operations and financial condition.

Federal, state and local legislative and regulatory initiatives relating to oil and gas development and the potential for related litigation could result in increased costs and additional operating restrictions or delays for our customers, which could reduce demand for our products.

Environmental laws, regulations and policies could limit our customers' exploration and production activities. Although we do not directly engage in drilling or hydraulic fracturing activities, we provide products and services to operators in the oil and gas industry. There has been significant growth in opposition to oil and gas development both in the United States and globally. This opposition is focused on attempting to limit or stop hydrocarbon development in certain areas. Examples of such opposition include: (i) efforts to reduce access to public and private lands, (ii) delaying or canceling permits for drilling or pipeline construction or export facilities (iii) limiting or banning industry techniques such as hydraulic fracturing, and/or adding restrictions on the use of water and associated disposal, (iv) delaying or denying air-quality permits, and (v) advocating for increased regulations, punitive taxation, or citizen ballot initiatives or moratoriums on industry activity.

In addition, various state and local governments have implemented, or are considering, increased regulatory oversight of oil and gas development through additional permitting requirements, operational restrictions, including on the time, place and manner of drilling activities, disclosure requirements and temporary or permanent bans on hydraulic fracturing, exports of liquified natural gas or other facets of crude oil and natural gas exploration and development in certain areas such as environmentally sensitive watersheds. Increased regulation and opposition to oil and gas activities could increase the potential for litigation concerning these activities, and could include companies who provide products and services used in hydrocarbon development, such as us.

The adoption of new laws, regulations or policies at the federal, state, or local levels imposing reporting obligations, or otherwise limiting or delaying hydrocarbon development, could make it more difficult for our customers to complete oil and gas wells, increase our customers' costs of compliance and doing business, and otherwise adversely affect the oil and gas activities they pursue. Such developments could negatively impact demand for our products and services. In addition, heightened political, regulatory and public scrutiny, including lawsuits, could expose us or our customers to increased legal and regulatory proceedings, which could be time-consuming, costly, or result in substantial legal liability or significant reputational harm. We could be directly affected by adverse litigation or indirectly affected if the cost of compliance or the risks of liability limit the ability or willingness of our customers to operate. Such costs and scrutiny could directly or indirectly, through reduced demand for our products and services, have a material adverse effect on our business, results of operations, financial condition and cash flows.

We and our customers are subject to extensive environmental and health and safety laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.

Our operations and the operations of our customers are subject to numerous and complex federal, state, local and foreign laws, regulations and policies relating to the protection of human health, safety and the environment. These laws, regulations and policies may adversely affect us by limiting or curtailing our customers' exploration, drilling and production and export activities, impacting the products and services we design, market and sell and the facilities where we manufacture our products. For example, our operations and the operations of our customers are subject to numerous and complex laws, regulations and policies that, among other things: may regulate the management and disposal of hazardous and non-hazardous wastes; may require acquisition of environmental permits related to our operations; may restrict the types, quantities and concentrations of various materials that can be released into the environment; may limit or prohibit operational activities in certain ecologically sensitive and other protected areas; may regulate specific health and safety criteria addressing worker protection; may require compliance with operational and equipment standards; may impose testing, reporting and record-keeping requirements; and may require remedial measures to mitigate pollution from former and ongoing operations. Sanctions for noncompliance with such laws, regulations and polices may include revocation of permits, corrective action orders, administrative or civil penalties, criminal prosecution and the imposition of injunctions to prohibit certain activities or force future compliance.

Some environmental laws, regulations and policies provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, we or our customers may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws and regulations may expose us or our customers to liability for the conduct of or conditions caused by others, or for our acts or for the acts of our customers that were in compliance with all applicable laws and regulations at the time such acts were performed. Any of these laws and regulations could result in claims, fines or expenditures that could be material to our business, results of operations, financial condition and cash flows.

Environmental laws, regulations and policies, and the interpretation and enforcement thereof, frequently change, and have tended to become more stringent over time. New laws, regulations treaties, or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, and temporary or permanent bans on certain activities or licenses or permits for certain activities may have a material adverse effect on our customers by limiting or curtailing their exploration, drilling, and production and export activities, which may adversely affect our operations by limiting demand for our products and services. Additionally, the implementation of new laws, regulations and policies may have a material adverse effect on our operating results by requiring us to modify our operations or products or shut down some or all of our facilities.

Various laws, regulations and policies exist or are under development that seek to regulate the emission of greenhouse gases ("GHG"), including establishing GHG "cap and trade" programs, increased efficiency standards, participation in international climate agreements, issuance of executive orders by the U.S. presidential administration and incentives or mandates for pollution reduction, use of renewable energy sources, or use of alternative fuels with lower carbon content. Any regulation of GHG emissions could result in increased compliance costs or additional operating restrictions for us and/or our customers and limit or curtail exploration, drilling and production and export activities of our customers, which could directly or indirectly, through reduced demand for our products and services, adversely affect our business, results of operations, financial condition and cash flows.

Our reputation, ability to do business and results of operations may be impaired by violations of U.S. and international laws and regulations regarding anti-bribery, trade control, trade sanctions, anti-corruption and similar laws.

Our operations require us to comply with a number of U.S. and international laws and regulations, including those relating to anti-corruption, anti-bribery, fair competition, export and import compliance, money laundering and data privacy. In particular, our international operations are subject to the regulations imposed by the Foreign Corrupt Practices Act and the United Kingdom Bribery Act 2010 as well as anti-bribery and anti-corruption laws of various jurisdictions in which we operate. In response to the conflict between Russia and Ukraine beginning in February 2022, the U.S. and foreign governmental bodies in jurisdictions in which we operate imposed targeted sanctions and export control measures which presented economic risk to our ability to maintain economic ties to our operations in Russia. While we strive to maintain high ethical standards and robust internal controls, we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees, agents or business partners that would violate such U.S. or international laws or regulations. Any such violations of law or improper actions could subject us to civil or criminal investigations in the United States or other jurisdictions, could lead to substantial civil or criminal, monetary and non-monetary penalties and related shareholder lawsuits, could lead to increased costs of compliance and could damage our reputation, business, results of operations, financial condition and cash flows.

Changes in domestic and foreign governmental laws, regulations and policies, risks associated with emerging markets, changes in statutory tax rates and laws, and unanticipated outcomes with respect to tax audits could adversely affect our business, profitability and reputation.

Our domestic and international sales and operations are subject to risks associated with changes in laws, regulations and policies (including environmental and employment regulations, export/import laws, local content and local ownership requirements, tax policies such as export subsidy programs and research and experimentation credits, carbon emission regulations and other similar programs). Failure to comply with any of the foregoing laws, regulations and policies could result in civil and criminal, monetary and non-monetary penalties, as well as damage to our reputation. In addition, we cannot provide assurance that costs of complying with new and evolving regulatory reporting requirements and current or future laws, including environmental protection, employment, data security, data privacy and health and safety laws, will not exceed our estimates. In addition, we have made investments in certain countries, and we may in the future invest in other countries, which may carry high levels of currency, political, compliance, or economic risk. While these risks or the impact of these risks are difficult to predict, any one or more of them could adversely affect our business, results of operations and reputation.

We are subject to taxation in a number of jurisdictions. Accordingly, our effective tax rate is impacted by changes in the mix among earnings in countries with differing statutory tax rates. A material change in the statutory tax rate or interpretation of local law in a jurisdiction in which we have significant operations could adversely impact our effective tax rate and impact our financial results.

Our tax returns are subject to audit and taxing authorities could challenge our operating structure, taxable presence, application of treaty benefits or transfer pricing policies. If changes in statutory tax rates or laws or audits result in assessments different from amounts estimated, then our business, results of operations, financial condition and cash flows may be adversely affected. In addition, changes in tax laws could have an adverse effect on our customers, resulting in lower demand for our products and services.

Risks Related to the Merger

The Merger is subject to a number of conditions to the obligations of both ChampionX and SLB to complete the Merger, including receipt of required regulatory clearances, which may impose unacceptable conditions or could delay completion of the Merger or result in termination of the Merger Agreement.

On April 2, 2024, we entered into the Merger Agreement whereby SLB will acquire ChampionX in an all-equity transaction pursuant to the Merger. Our and SLB's respective obligations to consummate the Merger are subject to the satisfaction at or prior to the closing of numerous conditions, including, among other things, (a) adoption by our shareholders of the Merger Agreement; (b) the receipt of approval for listing of the shares of SLB Common Stock which will comprise Equity Consideration on the New York Stock Exchange, subject to official notice of issuance; (c) the absence of certain legal restraints that enjoin, prohibit, prevent or make illegal the consummation of the Transactions; (d) the expiration or termination of the waiting period (and any extension of such period) under the HSR Act and any commitment to, or agreement with, any governmental entity to delay the consummation of, or not to consummate before a certain date, the Transactions and the receipt of all clearances, consents and approvals under certain specified regulatory laws; (e) the effectiveness of the registration statement on Form S-4 to be filed by SLB in connection with the issuance of the Equity Consideration, which will include a proxy statement of ChampionX; (f) with respect to SLB, (i) the absence of Mutual Legal Restraints, (ii) the absence of investigations of the Transaction under specified regulatory laws, (iii) the expiration of all waiting periods applicable under Specified Regulatory Filings following SLB's determination to submit such filings, (iv) receipt of all clearances, consents and approvals under the Specified Regulatory Filings and (v) the absence of certain other regulatory laws prohibiting or making illegal the consummation of the Transactions or otherwise as set forth in the Merger Agreement and (g) certain other customary conditions relating to the parties' representations and warranties in the Merger Agreement and the performance of their respective obligations.

On May 15, 2024, the Form S-4 and proxy statement/prospectus that was filed with the SEC in connection with the Transactions was declared effective by the SEC. On June 18, 2024, our shareholders adopted the Merger Agreement at a special meeting of shareholders. However, we cannot predict whether and when the other conditions to the completion of the Merger will be satisfied. Many of the conditions to the completion of the Merger are not within our or SLB's control, and we cannot predict when, or if, these conditions will be satisfied. Furthermore, the requirement for obtaining regulatory clearances could delay the completion of the Merger for a significant period of time or prevent it from occurring. Regulators may seek to enjoin the completion of the Merger or require the parties to license, or hold separate, assets or terminate existing relationships and contractual rights, which could be in excess of the contractual requirements for remedies, or which could prevent certain of the anticipated benefits of the Merger from being achieved in a timely manner or at all.

Completion of the Merger may trigger change in control or other provisions in certain agreements to which we or any of our respective subsidiaries or joint ventures is a party.

The completion of the Merger may trigger change in control or other provisions in certain agreements to which we or any of our respective subsidiaries or joint ventures is a party. If we are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under such agreements, potentially terminate such agreements, or seek monetary damages. Even if we are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate such agreements on terms less favorable to us or our applicable subsidiary or joint venture. If our suppliers were to seek to terminate or modify their supplier arrangements, then we or our respective subsidiaries or joint ventures may be unable to procure necessary supplies or services from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

Failure to complete the Merger could negatively impact the price of our stock and have a material adverse effect on our results of operations, cash flows and financial position.

If the Merger is not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals, our ongoing business may be materially and adversely affected and, without realizing any of the benefits of having co

If the Merger is not completed, the risks described above may materialize and they may have a material adverse effect on our results of operations, cash flows, financial position, and the price of our publicly-traded stock.

The pendency of the Merger may adversely affect our business, financial results and operations.

Whether or not the Merger is completed, its announcement and pendency could cause disruptions to our business, including:

- uncertainties associated with the Merger may cause us to lose management personnel and other key employees, which could adversely affect our future business and operations following the Merger;
- our business relationships may be subject to disruption due to uncertainty associated with the Merger, which could have a material adverse effect on our results of operations, cash flows, and financial position;
- matters relating to the Merger (including integration planning) require substantial commitments of time and resources by our management, which may result in the distraction of our management from ongoing business operations and pursuing other opportunities that could be beneficial to us; and
- the Merger Agreement places certain restrictions on how we conduct our operations, which may delay or prevent us from undertaking business opportunities that, absent the Merger Agreement, we may have pursued.

SLB may fail to realize the anticipated benefits of the Merger and may fail to successfully integrate the businesses and operations of the parties in the expected time frame.

The success of the Merger, and the value that ChampionX shareholders who receive SLB Common Stock following the Merger will realize, depends on, among other things, the successful combination of ChampionX's and SLB's businesses in a manner that realizes anticipated synergies and benefits and meets or exceeds the forecasted stand-alone cost savings anticipated by the combined business. If the combined business is not able to successfully achieve these synergies, or the cost to achieve these synergies is greater than expected, then the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected. If the transaction closes, it is possible that the integration process could result in the loss of key ChampionX employees or key SLB employees, the loss of customers, providers, vendors, or business partners, the disruption of either or both parties' ongoing businesses, inconsistencies in standards, controls, procedures, and policies, potential unknown liabilities and unforeseen expenses, delays, or regulatory conditions associated with and following completion of the Merger, or higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated.

In addition, at times the attention of certain members of our management team and resources may be focused on the completion of the Merger and planning the anticipated integration, and diverted from day-to-day business operations or other opportunities that may have been beneficial to ChampionX, which may disrupt our ongoing business and the operations of the combined business.

We may be subject to litigation challenging the Merger, and an unfavorable judgment or ruling in any such lawsuits could prevent or delay the consummation of the Merger and/or result in substantial costs.

Lawsuits related to the Merger may be filed against us, SLB, and our respective affiliates, directors and officers. If dismissals are not obtained or a settlement is not reached, these lawsuits could prevent or delay completion of the Merger and/or result in substantial costs to us.

The Merger Agreement contains provisions that could have discouraged or deterred a potential competing offer to acquire our common stock.

We are not permitted to solicit proposals for certain alternative business combination transactions and, subject to certain exceptions, we are not permitted to engage in discussions or negotiations regarding an alternative business combination transaction. In addition, the Merger Agreement restricted the ability of the Board to change its recommendation in support of the Merger prior to the meeting of ChampionX shareholders to vote on the adoption of the Merger Agreement, which was held on June 18, 2024. Such restrictions could have discouraged or deterred a third party, that may have been willing to pay more than SLB for our outstanding common stock, from considering or proposing such an acquisition.

Our shareholders will receive no cash consideration, other than cash in lieu of fractional shares of SLB common stock, with which to pay any potential tax liability resulting from the Merger.

Although our shareholders will receive no cash consideration in the Merger other than any cash received in lieu of fractional shares of SLB common stock, the receipt of SLB common stock and any cash in lieu of fractional shares of SLB common stock by our shareholders in exchange for ChampionX common stock in the Merger will be treated as a taxable transaction for U.S. federal income tax purposes. The amount of income, gain or loss recognized by each of our shareholders in the Merger will vary depending on each such shareholder's particular situation, including the fair market value of the SLB common stock, the amount of any cash in lieu of fractional shares of SLB common stock received by such shareholder in the Merger, and the adjusted tax basis of the ChampionX common stock exchanged by such shareholder in the Merger.

We or SLB may waive one or more of the closing conditions without us re-soliciting shareholder approval.

We or SLB may determine to waive, in whole or in part, one or more of the conditions to us or SLB, as the case may be, being obligated to consummate the Merger. Both we and SLB currently expects to evaluate the materiality of any waiver and its effect on our respective shareholders in light of the facts and circumstances at the time to determine whether any re-solicitation of proxies by us is required in light of such waiver. Any determination whether to waive any condition to the consummation of the Merger or of us to re-solicit shareholder approval as a result of a waiver will be made by us and/or SLB at the time of such waiver based on the facts and circumstances as they exist at that time.

The shares of SLB common stock to be received by our shareholders upon the completion of the Merger will have different rights from the current rights of holders of shares of ChampionX common stock.

Upon completion of the Merger, our shareholders will no longer be shareholders of ChampionX, a Delaware corporation, but will instead become shareholders of SLB, a company organized under the laws of Curaçao, and their rights as shareholders will be governed by Curaçao law and SLB's articles of incorporation and by-laws. Curaçao law and the terms of SLB's articles of incorporation and by-laws may be materially different than Delaware law and the terms of our second amended and restated certificate of incorporation and amended and restated by-laws, which currently govern the rights of our shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Our Cybersecurity Risk Management Protocols and Strategy

Technology is essential to operating and growing our business, serving our customers, and continuing our digital transformation. ChampionX's cybersecurity structure and strategic efforts are designed to protect our assets, information, and reputation, as well as the privacy of employee, customer, and supplier data. Cybersecurity represents an important component of our overall approach to enterprise risk management ("ERM"), and ChampionX's cybersecurity policies, standards, processes and practices are fully integrated into its ERM program. Our Enterprise Risk Committee, which consists of members from executive management, corporate compliance and internal audit, oversees our ERM program. Our Enterprise Risk Committee is responsible for, among other things, aligning risk decisions with the Company's values, policies and procedures and supports integration of risk assessment and controls into day-to-day business processes, planning and decision making. Our Enterprise Risk Committee has identified cybersecurity as a key enterprise risk.

Our Enterprise Risk Committee has delegated to our Senior Vice President and Chief Information Officer (CIO) primary responsibility for assessing and managing our material risks from cybersecurity threats. The CIO has served in various roles in information technology and information security for over 25 years, including serving as vice president of global infrastructure and operations, infrastructure security, access management, cloud security, disaster recovery and change management, and vice president of enterprise business applications, architecture and operations. The CIO holds a master's degree in technology policy management and a doctorate in information technology management, in addition to serving on multiple advisory boards within academia and industry. The other senior leaders who collaborate with the CIO on reviews of the Company's IT system and cybersecurity risk environment include a senior director of global IT cybersecurity and a senior director of global infrastructure, each of whom have over 20 years of experience managing risks in various roles, including risks arising from cybersecurity threats.

We are committed to deploying recognized cybersecurity systems, methods, and best practices. ChampionX uses the National Institute of Standards & Technology Framework (NIST Framework), a toolkit to make an internal assessment of our cybersecurity capabilities and to develop priorities. We take action to assess and manage our technology and cybersecurity environment and to identify material risks from cybersecurity threats directed at our company and those associated with our use of third-party service providers, including the following:

- Enterprise cybersecurity maturity assessments performed periodically by a qualified third-party entity which we use to develop a multi-year strategy, investment, and project roadmap focused on improving and enhancing the Company's security posture;
- An annual cybersecurity tabletop exercise and assessment, facilitated by an independent third party, focused on testing our incident response processes and capabilities; and
- Regular cybersecurity assessments of various components of our technology environment to help ensure we continuously improve and strengthen our cybersecurity posture.

Our Cybersecurity Governance

Our CIO and other senior leaders regularly review the results of the assessments, tabletop exercise, cybersecurity roadmap progress, and monthly operational metrics to stay informed about risks from cybersecurity threats and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents. They report this information to the Audit Committee and ERM Committee as appropriate, together with measures to be implemented to further strengthen our IT environment as the Company grows and evolves. We have a response plan governing our assessment, response and notifications internally and externally upon the occurrence of a cybersecurity incident that is led by our CIO, in coordination with other senior leaders. Depending on the nature and severity of an incident, our CIO and CEO may escalate notification of the incident to the Audit Committee and to the Board.

The Board's Audit Committee oversees our global cybersecurity risk environment, strategy, and priorities. Our CIO, together with other senior leaders, regularly reviews the Company's global information technology (IT) system with the Committee, including reports on risks from cybersecurity threats and the Company's processes to monitor the prevention, detection, mitigation and remediation of cybersecurity incidents. In 2024, this review included the CIO's assessment of our IT and cybersecurity capabilities and continuous improvement plan. Our CIO's report to the Audit Committee is provided annually or, if the circumstances warrant, more frequently. In addition, the Board receives periodic reports from the Audit Committee and our CIO relating to risks from cybersecurity threats.

Each employee is responsible for taking proper security precautions when using the Company's network and IT systems. ChampionX provides IT and cybersecurity training to employees at least once a year, regularly distributes cybersecurity tips, and conducts regular education campaigns to heighten employee awareness of phishing and other cybersecurity threats.

We have not experienced any cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected the Company, including its business strategy, results of operations or financial condition. However, cybersecurity attacks and other threats to the Company's and our customers', partners', vendors' and other third-parties' systems, networks, products and services could materially affect the Company in the future. See "Risk Factors—Risks Related to our Business—We are subject to information technology, cybersecurity and privacy risks." in Part I, Item 1A.

ITEM 2. PROPERTIES

We lease our corporate headquarters in The Woodlands, Texas. We lease or own technical customer support offices and manufacturing facilities, research and technology centers, and administrative facilities in North America, Europe, Australia, the Middle East, Asia Pacific, and Latin America. We also have a network of small leased sales offices around the world.

Our significant properties and facilities are located in the following business segments:

- Chemical Technologies – Research and technology centers in Sugar Land, Texas; Calgary, Canada; and Aberdeen, Scotland. Plants in Sugar Land, Texas; Freeport, Texas; Odessa, Texas; and Singapore, The Republic of Singapore. Significant regional administrative facilities located in Singapore, The Republic of Singapore; Dubai, United Arab Emirates; Buenos Aires, Argentina; and Aberdeen, Scotland.

- Production & Automation Technologies – Plants in Tulsa, Oklahoma; Broken Arrow, Oklahoma, Salt Lake City, Utah, Odessa, Texas; and Crowley, Texas. Technical customer support offices and operating facilities in Alberta, Canada; Australia, the United Kingdom, the Middle East, and Latin America.

- Drilling Technologies – Manufacturing and technology center and administrative facility in Orem, Utah.

We believe our properties and facilities are suitable and adequate for their present and intended purposes and are operating at a level consistent with the requirements of the industry in which we operate.

ITEM 3. LEGAL PROCEEDINGS

We are involved in various pending or potential legal actions in the ordinary course of our business. Management is unable to predict the ultimate outcome of these actions because of the inherent uncertainty of litigation. However, management believes the most probable, ultimate resolution of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. See Note 9—Commitments and Contingencies in Part II, Item 8. Financial Statements and Supplementary Data for a description of such proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on Nasdaq under the "CHX" symbol. At January 31, 2025, our number of common shareholders of record was 771.

On February 4, 2022, the Board approved a plan to initiate a regular quarterly cash dividend of $0.075 per share on the Company's common stock and approved an increase to $0.085 per share on February 15, 2023. On January 31, 2024, our Board approved an increase of our regular quarterly cash dividend to $0.095 per share of the Company's common stock. Our most recent quarterly cash dividend of $0.095 per share was declared on November 14, 2024, and was paid on January 31, 2025 to shareholders of record on January 3, 2025. Subsequent dividend declarations, if any, including the amounts and timing of future dividends, are subject to approval by the Board and will depend on future business conditions, financial conditions, results of operations and other factors.

The following performance graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Exchange Act, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

Comparison of Cumulative Total Return
Among ChampionX Corporation, the S&P 500 Index, and
the PHLX Oil Service Sector Index


COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG CHAMPIONX CORPORATION, THE S&P 500 INDEX, AND THE PHLX OIL SERVICE SECTOR INDEX
$280
$240
$200
$160
$120
$80
$40
$0
12/31/19
12/31/20
12/31/21
12/30/22
12/29/23
12/31/24
CHX
S&P 500
PHLX Oil Service Index

The chart compares the percentage change in the cumulative shareholder return on our common stock against the cumulative total return of the Philadelphia Oil Service Sector Index, and the S&P Composite 500 Stock Index. The chart assumes the investment of $100 on the closing price of December 31, 2019, and the reinvestment of all dividends.

We did not repurchase any equity securities registered under Section 12 of the Exchange Act during the fourth quarter of 2024. On March 7, 2022, the Company announced that our Board authorized the Company to repurchase up to $250 million of its common stock. On October 24, 2022, our Board increased the authorization under this program to $750 million. On January 31, 2024, our Board authorized an increase in the aggregate value of shares that may be repurchased under the Share Repurchase Program to $1.5 billion. This program has no time limit and does not obligate the Company to acquire any particular amount of shares of its common stock. As of December 31, 2024, the approximate dollar value of shares that may yet be purchased under the Share Repurchase Program is $996.7 million.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion includes forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements" for certain cautionary information regarding forward-looking statements and see "Risk Factors" in Part I, Item 1A, for certain factors that could cause actual results to differ materially from those predicted in those statements. This discussion should also be read in conjunction with the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data."

EXECUTIVE OVERVIEW AND BUSINESS OUTLOOK

We are a global leader in chemistry solutions, artificial lift systems, and highly engineered equipment and technologies that help companies drill for and produce oil and gas safely, efficiently, and sustainably around the world. Our expertise, innovative products, and digital technologies provide enhanced oil and gas production, transportation, and real-time emissions monitoring throughout the lifecycle of a well. Our business is organized into four reportable segments: Production Chemical Technologies, Production & Automation Technologies, Drilling Technologies, and Reservoir Chemical Technologies and we refer to the Production Chemical Technologies segment and Reservoir Chemical Technologies segment together as the Chemical Technologies business.

Business Environment

We monitor macro-economic conditions and industry-specific drivers and key risk factors affecting our business segments as we formulate our strategic plans and make decisions related to allocating capital and human resources. Our business segments provide a broad range of technologies and products to support oil and gas production, exploration and development, and the midstream sector. As a result, we are substantially dependent upon global oil production levels, as well as new investment activity levels in the oil and gas and midstream sectors. Demand for our products, technologies and services is impacted by overall global demand for oil and gas, ongoing depletion rates of existing oil and gas wells, and our customers' willingness to invest in the exploration for and development of new oil and gas resources. Our customers determine their operating and capital budgets based on current and expected future crude oil and natural gas prices, U.S. and worldwide rig count, U.S. well completions, as well as expected industry cost levels, among other factors. Crude oil and natural gas prices are impacted by supply and demand, which are influenced by macroeconomic, geopolitical, and other events, and have historically been subject to substantial volatility and cyclicality. Rig count, footage drilled and completed, and exploration and production investment by oil and gas operators have often been used as leading indicators for the level of drilling and development activity and future production levels in the oil and gas sector.

Market Conditions and Outlook

Historically, oil prices have been cyclical and volatile, driven by fundamental supply and demand considerations as well as other factors including global and regional geopolitical developments. Oil prices remained relatively range-bound throughout 2024 with Brent crude oil prices fluctuating between $74 and $90 per barrel. During 2024, although global demand grew, we experienced a deceleration in demand growth compared to the recent post-COVID pandemic years. This deceleration was driven by weaker global economic conditions, the end of pandemic era demand for goods, as well as increasing adoption of clean energy technologies, particularly in China, which reduced demand for transport fuels. Global oil supply increased during 2024, due mostly to an increase in production in the U.S. where U.S. oil industry efficiency improvements managed to more than offset lower rig count.

The OPEC+ voluntary production cuts extension through April 2025 is supportive of oil prices in the short term, as the delayed production increases were set to expire December 2024. OPEC+ expects the gradual nature of the planned phase-out of production cuts will not have a substantial effect on supply and will be supportive of oil prices in 2025. Moving forward, we expect oil prices to remain cyclical, driven by both supply and demand as well as geopolitical factors.

Inflation rates continued to moderate during 2024. Nonetheless, we continue to actively monitor market trends specifically related to the sourcing of raw materials and other cost components. We also continue to work diligently to ensure selling prices offset the impact of any raw material, labor, and logistics-related inflation on our businesses. Our productivity and continuous improvement initiatives are focused on delivering expanding profit margins in all our businesses.

CONSOLIDATED RESULTS OF OPERATIONS

(dollars in thousands)	Years Ended December 31, 2024	Years Ended December 31, 2023	Variance $
Revenue	$ 3,633,983	$ 3,758,285	$ (124,302)
Cost of goods and services	2,445,281	2,618,646	(173,365)
Gross profit	1,188,702	1,139,639	49,063
Selling, general and administrative expense	720,632	633,032	87,600
(Gain) loss on sale-leaseback and disposal groups	(29,826)	12,965	(42,791)
Interest expense, net	55,868	54,562	1,306
Foreign currency transaction losses (gains), net	2,490	36,334	(33,844)
Other income, net	(3,337)	(21,078)	17,741
Income before income taxes	442,875	423,824	19,051
Provision for income taxes	115,746	105,105	10,641
Net income	327,129	318,719	8,410
Net income attributable to noncontrolling interest	6,863	4,481	2,382
Net income attributable to ChampionX	$ 320,266	$ 314,238	$ 6,028

Revenue. Revenue for the consolidated entity decreased $124.3 million, or 3%, in 2024 compared to the prior year primarily due to a decline in revenues in Latin America along with the expected decline in revenue derived from the Cross Supply and Product Transfer Agreement with Ecolab.

Gross profit. Gross profit increased $49.1 million, or 4%, year-over year, mainly due to productivity improvements and discretionary spend control.

Selling, general and administrative expense. Selling, general and administrative expense increased $87.6 million, or 14%, year-over-year primarily due to $37.8 million in transaction costs incurred related to the pending Merger with SLB, a $6.8 million increase due to the acquisition of RMSpumptools Limited and Artificial Lift Performance Limited, and a $5.0 million increase in restructuring charges as compared to the prior period.

(Gain) loss on sale-leaseback transaction and disposal group. During the three months ended March 31, 2024, we entered into a sale-leaseback transaction of the U.S. Synthetic buildings and received cash of $44.3 million, net of closing costs and other fees related to the sale of the property. The lease provides for annual base payments of $3.3 million and expires in March 2044 with an option to extend the term of the lease for one additional seven-year period. The transaction qualifies as a sale-leaseback, and as a result, we recorded a $29.8 million net gain on sale. During the three months ended March 31, 2023, a $13.0 million loss was incurred to write down the assets within our CT Russia Business to its recoverable value, which as of March 31, 2023 was zero.

Interest expense, net. Interest expense, net remained relatively flat compared to the prior period.

Foreign currency transaction losses (gains), net. Foreign currency transaction losses, net decreased $33.8 million compared to the prior year primarily due to the significant devaluation of the Argentine peso during 2023.

Other income, net. Other income, net decreased $17.7 million, primarily due to an Ecolab merger-related settlement that occurred in the prior year, and a $7.1 million pre-tax loss on a Blue Chip Swap investment during the year ended December 31, 2024, related to the Argentine peso.

Provision for income taxes. The effective tax rates for 2024 and 2023 were 26.1% and 24.8%, respectively.

SEGMENT RESULTS OF OPERATIONS

(in thousands)	Years Ended December 31, 2024	Years Ended December 31, 2023	Variance $
Segment revenue:			
Production Chemical Technologies	$ 2,288,886	$ 2,404,377	$ (115,491)
Production & Automation Technologies	1,042,369	1,003,146	39,223
Drilling Technologies	211,828	215,721	(3,893)
Reservoir Chemical Technologies	94,296	96,154	(1,858)
Corporate and other	(3,396)	38,887	(42,283)
Total revenue	$ 3,633,983	$ 3,758,285	$ (124,302)
Income (loss) before income taxes:			
Segment operating profit (loss):			
Production Chemical Technologies	$ 364,047	$ 350,216	$ 13,831
Production & Automation Technologies	123,840	118,409	5,431
Drilling Technologies	78,469	45,481	32,988
Reservoir Chemical Technologies	12,078	10,541	1,537
Total segment operating profit	578,434	524,647	53,787
Corporate and other	79,691	46,261	33,430
Interest expense, net	55,868	54,562	1,306
Income before income taxes	$ 442,875	$ 423,824	$ 19,051

Production Chemical Technologies

Revenue. Revenue decreased $115.5 million, or 5%, compared to the prior year mainly due to lower sales volumes in Latin America, primarily Mexico.

Operating profit. Operating profit increased $13.8 million, or 4%, compared to the prior year primarily due to continued productivity initiatives, and discretionary spend control. The prior year period included $36.0 million of foreign exchange loss primarily due to the devaluation of the Argentine peso, and a $13.0 million pre-tax impairment expense recorded during the three months ended March 31, 2023, to write down the assets of the CT Russia business to zero.

Production & Automation Technologies

Revenue. Revenue increased $39.2 million, or 4%, compared to the prior year, primarily driven by revenues related to the acquisition of RMSpumptools which was completed on July 8, 2024.

Operating profit. Operating profit increased $5.4 million, or 5%, compared to the prior year primarily due to incremental revenue as noted above, partially offset by $5.1 million of restructuring charges related to the exit of certain products, facility closures, and headcount reductions across the segment and $2.6 million related to business acquisition costs.

Drilling Technologies

Revenue. Revenue decreased $3.9 million, or 2%, compared to the prior year due to lower U.S. and worldwide rig count.

Operating profit. Operating profit increased $33.0 million, or 73%, compared to the prior year primarily due to the $29.8 million gain on the sale-leaseback of the U.S. Synthetic buildings and land during the first quarter of 2024, and $3.2 million from improved processing costs.

Reservoir Chemical Technologies

Revenue. Revenue decreased $1.9 million, or 2%, compared to the prior year primarily due to lower sales volumes.

Operating profit. Operating profit increased $1.5 million compared to the prior year, due to continued productivity initiatives, and discretionary spend control.

CAPITAL RESOURCES AND LIQUIDITY

Overview

Our primary source of cash is from operating activities. We have historically generated, and expect to continue to generate, positive cash flow from operations. Cash generated from operations is generally allocated to working capital requirements, investments to support profitable revenue growth and maintain our facilities and systems, acquisitions that create value through add-on capabilities that broaden our existing businesses and support our growth strategy, as well as share repurchases, dividend payments to shareholders, and debt repayments to reduce our leverage.

At December 31, 2024, we had cash and cash equivalents of $507.7 million compared to $288.6 million at December 31, 2023, primarily for working capital and operational purposes. At December 31, 2024, we had total liquidity of $1.2 billion, comprised of $507.7 million of cash and $674.8 million of available capacity on our revolver.

The Company maintains a restated credit agreement (the "Restated Credit Agreement") that provides for (i) a $625.0 million seven-year senior secured term loan B facility (the "2022 Term Loan Facility") and (ii) a five-year senior secured revolving credit facility in an aggregate principal amount of $700.0 million, of which $100.0 million is available for the issuance of letters of credit (the "2022 Revolving Credit Facility," together with the 2022 Term Loan Facility, the "Senior Secured Credit Facility"). On September 29, 2023, we amended the Restated Credit Agreement to, among other things, reprice the Company's $620.3 million of existing term loans under the 2022 Term Loan Facility, in connection with which new term loans in the same amount were issued. The new term loans bear interest at a per annum rate of (i) an adjusted SOFR Rate plus 2.75% per annum or (ii) a base rate plus 1.75%. The new term loans may be prepaid at any time without penalty, subject to the payment of customary breakage costs in the case of the SOFR rate loans. All other material terms of the Senior Secured Credit Facility remain unchanged.

At December 31, 2024, we had a long-term debt balance of $591.5 million, net of the current portion of long-term debt of $6.2 million, primarily consisting of the 2022 Term Loan Facility with a principal amount of $612.6 million and no amounts outstanding on the 2022 Revolving Credit Facility.

As of December 31, 2024, approximately $167.5 million, or 33%, of our cash balances were held outside the U.S. for the primary purpose of working capital and operational support needs. All of our cash held outside the U.S. could be repatriated and could be subject to foreign withholding taxes; however, the majority of our prior year foreign earnings are permanently reinvested and therefore no deferred taxes are recorded. We have $19.7 million in deferred tax liabilities associated with foreign withholding taxes on our foreign earnings from jurisdictions which are not asserted to be permanently reinvested.

Outlook

We expect to generate cash from operations to support business requirements and, if necessary, through the use of the 2022 Revolving Credit Facility. Volatility in credit, equity and commodity markets can create uncertainty for our businesses. However, the Company believes, based on our current financial condition and current expectations of future market conditions, that we will meet our short and long-term needs with a combination of cash on hand, cash generated from operations, the 2022 Revolving Credit Facility and access to capital markets.

On February 4, 2022, the Board approved a plan to initiate a regular quarterly cash dividend of $0.075 per share of the Company's common stock and approved an increase to $0.085 per share on February 15, 2023. On January 31, 2024, our Board approved an increase of our regular quarterly cash dividend to $0.095 per share of the Company's common stock. Our fourth quarter cash dividend was declared on November 14, 2024 and is payable on January 31, 2025 to shareholders of record on January 3, 2025. As a result, we recorded a dividend payable of $19.0 million on our consolidated balance sheet as of December 31, 2024. Subsequent dividend declarations, if any, including the amounts and timing of future dividends, are subject to approval by the Board and will depend on future business conditions, financial conditions, results of operations and other factors.

On March 7, 2022, the Company announced that our Board approved a $250 million share repurchase program ("Share Repurchase Program") which was increased to $750 million by the Board on October 24, 2022. On January 31, 2024, our Board authorized an increase in the aggregate value of shares that may be repurchased under the Share Repurchase Program to $1.5 billion. Under the Share Repurchase Program, shares of the Company's common stock may be repurchased periodically, including in the open market or privately negotiated transactions. We expect to fund share repurchases from cash generated from operations. During 2024, we repurchased and cancelled 1,611,055 shares of common stock for a total of $49.4 million, including commissions and excise tax. The actual timing, manner, number, and value of shares repurchased under the program will depend on a number of factors, including the availability of excess free cash flow, the market price of the Company's common stock, general market and economic conditions, applicable requirements, and other business considerations.

Over the next year, we expect to fund our capital expenditures and reduce outstanding debt through earnings and working capital improvements. In 2025, we project capital spending to be approximately 4.0% of revenue inclusive of capital investments for our electric submersible pump leased asset.

Additionally, we have other purchase obligations as well as operating and finance leases for real estate, vehicles and equipment that include future minimum payments with initial terms of one year or more. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. See Note 9—Commitments and Contingencies and Note 10—Leases included in Part II, Item 8.—Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

We continue to evaluate acquisitions that meet our strategic priorities, expand our technology and product portfolio, improve our cost position or productivity, or broaden our geographic reach.

As of December 31, 2024, we had approximately $70.3 million in outstanding letters of credit, surety bonds, and guarantees which expire at various dates through 2039. These financial instruments are primarily maintained as security for insurance, warranty, and other performance obligations. Generally, we would only be liable for the amount of these letters of credit and surety bonds in the event of default in the performance of our obligations, the probability of which we believe is remote.

Cash Flows

	Years Ended December 31,	
(in thousands)	2024	2023
Cash provided by operating activities	$ 589,681	$ 540,271
Cash used for investing activities	(215,342)	(127,779)
Cash used for financing activities	(150,457)	(373,165)
Effect of exchange rate changes on cash and cash equivalents	(4,758)	(957)
Net increase (decrease) in cash and cash equivalents	$ 219,124	$ 38,370

Operating Activities

Cash provided by operating activities in 2024 increased $49.4 million compared to 2023. The increase in cash provided by operating activities was primarily driven by tax payments of $47.6 million, deferred to the first quarter of 2025 as a result of tax payment relief provided by the U.S. Internal Revenue Service in response to Hurricane Beryl in July 2024 and the derecho storm in April 2024, and improving segment profit margins. Changes in working capital items generated cash of $13.5 million during 2024 compared to cash used of $56.8 million during 2023. The change in working capital items primarily related to a $56.4 million decrease in accrued distributor fees, decreased inventory and strong cash collections during the 2024 period.

Expenditures for assets that are placed into our lease asset program expected to be recovered through sale are reported in leased assets in the operating section of our consolidated statements of cash flows. All other capitalizable expenditures for assets that are placed into our lease asset program are classified as capital expenditures in the investing section of our consolidated statements of cash flows.

Investing Activities

Cash used in investing activities was $215.3 million in 2024, and was comprised of capital expenditures of $141.3 million, $123.3 million used for acquisitions, partially offset by $44.3 million in proceeds from the sale-leaseback transaction, and $12.1 million of cash proceeds from the sale of fixed assets.

Cash used in investing activities was $127.8 million in 2023, and was comprised of capital expenditures of $142.3 million, partially offset by $14.5 million of cash proceeds from the sale of fixed assets.

Capital expenditures in the investing cash flows section of our consolidated statement of cash flows include expenditures for long-term equipment expected to be placed into our leased asset program. During the years ended December 31, 2024 and 2023, capital expenditures consisted mostly of infrastructure related capital spending and investment in assets for our leased asset program of $46.0 million and $58.2 million, respectively.

Financing Activities

Cash used in financing activities of $150.5 million in 2024 was primarily the result of $49.4 million of repurchases of common stock, dividends paid totaling $70.5 million, net repayments totaling $6.2 million on our long-term debt, and payments related to taxes withheld on stock-based compensation of $12.6 million. This was partially offset by $6.3 million in proceeds expected to be remitted under the Accounts Receivable Facilities (as defined below).

Cash used in financing activities of $373.2 million in 2023 was primarily the result of $277.6 million of repurchases of common stock, dividends paid totaling $65.0 million, net repayments totaling $29.7 million on our long-term debt and payments related to taxes withheld on stock-based compensation of $9.8 million. This was partially offset by $17.3 million in proceeds expected to be remitted under the JPM Accounts Receivable Facility (as defined below).

Revolving Credit Facility

A summary of our revolving credit facility as of December 31, 2024 was as follows:

(in millions)	Amount	Debt Outstanding	Letters of Credit	Unused Capacity	Maturity
Five-year revolving credit facility	$ 700.0	$ —	$ 25.2	$ 674.8	June 2027

Additionally, we have nine letters of credit outside of the revolving credit facility totaling approximately $1.3 million. As of December 31, 2024, we were in compliance with all restrictive covenants under our revolving credit facility.

See Note 8—Debt included in Part II, Item 8.—Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

Accounts Receivable Facilities

On June 28, 2022, we entered into an uncommitted accounts receivable purchase agreement (the "JPM Accounts Receivable Facility") with JPMorgan Chase Bank, N.A. as the purchaser. The amount available for sale under the JPM Accounts Receivable Facility fluctuates over time based on the total amount of eligible receivables generated during the normal course of business. A maximum of $160.0 million in receivables may be sold and remain unpaid under the JPM Accounts Receivable Facility at any time.

On March 28, 2024, we entered into an uncommitted accounts receivable purchase agreement (the "HSBC Accounts Receivable Facility" and, together with the JPM Accounts Receivable Facility, the "Accounts Receivable Facilities") with HSBC Bank USA, National Association, as the purchaser. The amount available for sale under the HSBC Accounts Receivable Facility fluctuates over time based on the total amount of eligible receivables generated during the normal course of business. A maximum of CAD $40.0 million or approximately USD $30.0 million in receivables may be sold and remain unpaid under the HSBC Accounts Receivable Facility at any time.

Accounts receivable sold under the JPM Accounts Receivable Facility were $631.1 million for the year ended December 31, 2024. The accounts receivable sold that remained outstanding under the JPM Accounts Receivable Facility as of December 31, 2024 was $84.8 million. During this period, cash receipts from the purchaser at the time of the sale were classified as operating activities in our consolidated statement of cash flows. The difference between the carrying amount of the accounts receivables sold and the sum of the cash received is recorded as a loss on sale of receivables in other income (expense), net in our consolidated statements of income. The loss on sale of accounts receivable was $6.8 million for the year ended December 31, 2024 and $7.1 million for the year ended December 31, 2023 under the JPM Accounts Receivable Facility, respectively.

Accounts receivable sold under the HSBC Accounts Receivable Facility were $98.2 million for the year ended December 31, 2024. The accounts receivable sold that remained outstanding under the HSBC Accounts Receivable Facility as of December 31, 2024 was $19.4 million. The loss on sale of accounts receivable was $0.9 million for the year ended December 31, 2024, under the HSBC Accounts Receivable Facility.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates, judgments and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenue and expenses during the periods presented and the related disclosures in the accompanying notes to the consolidated financial statements. Management reviewed these critical accounting estimates with the Audit Committee of the Board. We believe the following critical accounting estimates used in preparing our consolidated financial statements address all important areas where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change. See Note 1—Basis of Presentation and Summary of Significant Accounting Policies in Part II, Item 8. —Financial Statements and Supplementary Data of this Annual Report on Form 10-K for a description of our significant accounting policies.

Determination of Fair Value in Business Combinations

Accounting for the acquisition of a business requires allocation of the purchase price to the various assets acquired and liabilities assumed at their respective fair values. The determination of fair value requires the use of significant estimates and assumptions, and in making these determinations management uses all available information. If necessary, we have up to one year after the acquisition closing date to finalize these fair value determinations. For tangible and identifiable intangible assets acquired in a business combination, the determination of fair value utilizes several valuation methodologies including discounted cash flows which has assumptions with respect to the timing and amount of future revenue and expenses associated with an asset. The assumptions made in performing these valuations include, but are not limited to, discount rate, future revenues and operating costs, projections of capital costs, royalty rate, and other assumptions believed to be consistent with those used by principal market participants. Depending on the magnitude of the acquisition and the specialized nature of these calculations, we often engage third-party specialists to assist management in evaluating our assumptions as well as appropriately measuring the fair value of assets acquired and liabilities assumed.

Inventory Valuation

Inventory is recorded at the lower of cost or net realizable value. We evaluate the components of inventory on a regular basis for excess and obsolescence. We record the decline in the carrying value of estimated excess or obsolete inventory as a reduction of inventory and as an expense included in cost of goods and services in the period in which it is identified. Our estimate of excess and obsolete inventory is susceptible to change from period to period and requires management to make judgments about the future demand of inventory. Factors that could materially impact our estimate include changes in crude oil prices and its effect on the oil and gas industry, which would impact the demand for our products and services, as well as changes in the pattern of demand for the products that we offer. We believe our inventory valuation reserve is adequate to properly value potential excess and obsolete inventory as of December 31, 2024. However, any significant changes to the factors mentioned above could lead our estimate to change.

Long-Lived and Intangible Assets Valuation

Long-lived assets to be held and used, including property, plant and equipment, identifiable intangible assets being amortized and capitalized software costs are reviewed for impairment whenever events or circumstances indicate the carrying amount of the long-lived asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involves significant estimates on the part of management. Because there usually is a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants, or based on a multiple of operating cash flow validated with historical market transactions of similar assets, where possible. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future productivity of the asset, operating costs and capital decisions and all available information at the date of review. If future market conditions deteriorate from our current expectations or assumptions, impairment of long-lived assets may be identified if we conclude that the carrying amounts are no longer recoverable. Long-lived assets classified as held for sale are reported at the disposal group's fair value, less cost to sell, beginning in the period in which the held-for-sale criteria have been met. An impairment loss is recognized in the amount in which the carrying amount of the disposal group exceeds its fair value. The fair value of a disposal group is measured based on market information when available, such as negotiated selling price. Because there usually is a lack of quoted market prices for long-lived assets, the fair value of impaired held for sale assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants.

Valuation of Goodwill

We review goodwill for impairment on an annual basis during the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that our carrying amount of such goodwill may exceed the fair value. Goodwill is tested at the reporting unit level, which is the same as our operating segments. Our reporting units consist of Production Chemical Technologies, Production & Automation Technologies, Drilling Technologies, and Reservoir Chemical Technologies.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. The fair values calculated in these impairment tests are determined using the discounted cash flow models, which require the use of significant unobservable inputs, representative of a Level 3 fair value measurement. The assumptions include discount rate, revenue growth rates, future operating margins, future capital expenditures, changes in working capital requirements and terminal growth rates. The goodwill impairment test involves comparing management's estimate of fair value of a reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit is less than the carrying value, then goodwill is impaired to the extent of the difference; however, the impairment may not exceed the balance of goodwill assigned to that reporting unit.

Accounting for Income Taxes

We are subject to income taxes in the United States and certain foreign jurisdictions. Significant judgments and estimates are required in determining our consolidated income tax expense. In determining our current income tax provision, we assess temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on our consolidated balance sheets. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. When we maintain deferred tax assets, we must assess the likelihood that these assets will be recovered through adjustments to future taxable income. To the extent we believe recovery is not likely, we establish a valuation allowance to reduce the asset to a value we believe will be recoverable based on our expectation of future taxable income. We believe the accounting estimate related to the valuation allowance is a critical accounting estimate because it is susceptible to change from period to period, requires management to make assumptions about our future income over the lives of the deferred tax assets, and because the impact of increasing or decreasing the valuation allowance is potentially material to our results of operations.

The calculation of our income tax expense involves dealing with uncertainties in the application of complex tax laws and regulations in numerous jurisdictions in which we operate. We recognize tax benefits related to uncertain tax positions when, in our judgment, it is more likely than not that such positions will be sustained on examination, including resolutions of any related appeals or litigation, based on the technical merits. While we routinely monitor the potential impact of uncertain tax positions in all of the jurisdictions in which we operate, the company has $8.6 million in uncertain tax positions recorded in other long-term liabilities as of December 31, 2024.

Under an Organization for Economic Co-operation and Development Inclusive Framework, more than 140 countries agreed to enact a two-pillar solution to address the challenges arising from the digitalization of the world economy ("Pillar Two"). Pillar Two introduces a global minimum Effective Tax Rate ("ETR") via a system where multinational groups with consolidated revenue over €750 million are subject to a minimum ETR of 15% on income arising in low-tax jurisdictions. We are continuing to evaluate the potential impact on future periods of the Pillar Two framework, pending legislative adoption by individual countries, and have included a current liability in our provision of $3.5 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We may be exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. This risk arises primarily as a result of potential changes in the fair value of financial instruments due to adverse fluctuations in commodity prices, foreign currency exchange rates, and interest rates as discussed below. We do not use derivative financial instruments where the objective is to generate profits solely from trading activities.

Commodity Price Risk

We use a variety of raw materials, primarily metals and semi-processed or finished components, that are generally available from various sources. Commodity pricing for metals, such as nickel, chrome, molybdenum, vanadium, manganese and steel scrap, fluctuate with the market. As a result, our earnings are exposed to commodity market price fluctuations. Although some cost increases may be recovered through increased prices to customers, we attempt to control such costs through fixed-price contracts with suppliers and various other programs, such as our global supply chain activities.

Foreign Currency Risk

We conduct operations around the world in a number of different currencies. For many of our foreign subsidiaries, the local currency is the functional currency. Therefore, our earnings are subject to change due to fluctuations in foreign currency exchange rates when the earnings in foreign currencies are translated into U.S. dollars. We do not hedge this translation impact on earnings. A 10% increase or decrease in the average exchange rates of all foreign currencies would have changed our revenue and income before income taxes by approximately 3.1% and 4.5%, respectively, for the year ended December 31, 2024.

When transactions are denominated in currencies other than our subsidiaries' respective functional currencies, both with external parties and intercompany relationships, these transactions result in increased exposure to foreign currency exchange effects. The Company uses foreign currency forward contracts to manage risks associated with foreign currency exchange rates. As of December 31, 2024, the amount of gain or loss in the fair value of derivative instruments that would have resulted from a 10% increase or decrease in the underlying price of the contracts was not material.

Interest Rate Risk

Through our borrowing activities, we are exposed to interest rate risk. Such risk arises due to the structure of our debt portfolio, including the mix of fixed and floating interest rates. Variable-rate debt, such as our term loans or borrowings under our revolving credit facility, exposes us to short-term changes in market rates that impact our interest expense.

To reduce the impact of changes in interest rates on our variable-rate debt, we maintain a five-year amortizing floating-to-fixed interest rate swap. We evaluated the interest rate swap hedge effectiveness and determined it to be perfectly effective, thus the effective portion of gains and losses resulting from changes in fair value are recognized in accumulated other comprehensive income and are amortized to interest expense over the term of the respective debt. See Note 16—Fair Value Measurements in Part II, Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K for further discussion of our interest rate swaps.

Fair Value of Financial Instruments

The fair value of our fixed-rate long-term debt and variable rate debt is estimated based on quoted market prices or prices quoted from third-party financial institutions. We do not currently intend to enter into any interest rate hedging agreements, but will continue to monitor interest rate exposure. See Note 16—Fair Value Measurements in Part II, Item 8.—Financial Statements and Supplementary Data of this Annual Report on Form 10-K for further discussion of our financial instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ChampionX Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of ChampionX Corporation and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2024 appearing under Item 15 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded RMSpumptools Limited from its assessment of internal control over financial reporting as of December 31, 2024, because it was acquired by the Company in a purchase business combination during 2024. We have also excluded RMSpumptools Limited from our audit of internal control over financial reporting. RMSpumptools Limited is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent less than 4% and less than 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Notes 1 and 5 to the consolidated financial statements, the Company's total revenue was $3,634.0 million for the year ended December 31, 2024. Revenue is recognized upon the transfer of control of the related goods and services to the customer. The majority of the Company's revenue is generated through the manufacture and sale of a broad range of specialized products and components, with revenue recognized upon transfer of control, which typically occurs as title and risk of loss transfers . Service revenue is generated from providing services to customers which includes installation, repair and maintenance, laboratory and logistics services, chemical management services, troubleshooting, reporting, water treatment services, technical advisory assistance, emissions detection and monitoring, and other field services. Lease revenue is derived from rental income of leased production equipment.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of revenue upon transfer of control of the related goods and services to the customer. These procedures also included, among others (i) testing the completeness and accuracy of certain data provided by management; (ii) evaluating certain revenue transactions by agreeing certain information between the sales order and related delivery document and billing document, and where applicable, obtaining and inspecting source documents, such as purchase orders, invoices, and delivery tickets; (iii) evaluating certain revenue transactions by testing the issuance and settlement of invoices and credit memos and tracing transactions not settled to a detailed listing of accounts receivable; (iv) evaluating certain revenue transactions, on a sample basis, by obtaining and inspecting source documents, such as purchase orders, invoices, and delivery tickets; and (v) confirming, on a sample basis, outstanding customer invoice balances at year end and obtaining and inspecting source documents, such as purchase orders, invoices, delivery or service tickets, and subsequent cash receipts for confirmations not returned.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
February 5, 2025

We have served as the Company's auditor since 2017.

CHAMPIONX CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Years Ended December 31, 2024	2023	2022
Revenue:			
Product revenue	$ 3,118,347	$ 3,297,468	$ 3,318,357
Service revenue	400,479	364,333	399,864
Lease and other revenue	115,157	96,484	87,727
Total revenue	3,633,983	3,758,285	3,805,948
Cost of goods and services	2,445,281	2,618,646	2,907,284
Gross profit	1,188,702	1,139,639	898,664
Costs and expenses:			
Selling, general and administrative expense	720,632	633,032	592,282
Goodwill impairment	—	—	39,617
(Gain) loss on sale-leaseback transaction and disposal group	(29,826)	12,965	18,493
Interest expense, net	55,868	54,562	45,204
Foreign currency transaction losses, net	2,490	36,334	8,555
Other income, net	(3,337)	(21,078)	(2,293)
Income before income taxes	442,875	423,824	196,806
Provision for income taxes	115,746	105,105	40,243
Net income	327,129	318,719	156,563
Net income attributable to noncontrolling interest	6,863	4,481	1,594
Net income attributable to ChampionX	$ 320,266	$ 314,238	$ 154,969
Earnings per share attributable to ChampionX:			
Basic	$ 1.68	$ 1.60	$ 0.77
Diluted	$ 1.65	$ 1.57	$ 0.75
Weighted-average shares outstanding:			
Basic	190,578	196,083	201,740
Diluted	193,643	199,906	207,259

The accompanying notes are an integral part of the consolidated financial statements.

CHAMPIONX CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,		
(in thousands)	2024	2023	2022
Net income	$ 327,129	$ 318,719	$ 156,563
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(46,286)	(916)	(18,592)
Cash flow hedges	3,210	(5,464)	7,558
Pension and other post-retirement benefit plans	(918)	(616)	3,129
Other comprehensive loss	(43,994)	(6,996)	(7,905)
Comprehensive income	283,135	311,723	148,658
Less: Comprehensive income attributable to noncontrolling interest	6,863	4,481	1,594
Comprehensive income attributable to ChampionX	$ 276,272	$ 307,242	$ 147,064

The accompanying notes are an integral part of the consolidated financial statements.

CHAMPIONX CORPORATION
CONSOLIDATED BALANCE SHEETS

(in thousands)	December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 507,681	$ 288,557
Receivables, net of allowances of $5,118 in 2024 and $5,734 in 2023	466,782	534,534
Inventories, net	496,831	521,549
Prepaid expenses and other current assets	92,603	80,777
Total current assets	1,563,897	1,425,417
Property, plant and equipment, net of accumulated depreciation of $849,465 in 2024 and $781,367 in 2023	755,422	773,552
Goodwill	718,944	669,064
Intangible assets, net	258,614	243,553
Operating lease right-of-use assets	100,427	69,561
Other non-current assets	72,948	60,555
Total assets	$ 3,470,252	$ 3,241,702
LIABILITIES AND EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 6,203	$ 6,203
Accounts payable	455,531	451,680
Accrued compensation and employee benefits	113,907	109,626
Current portion of operating lease liabilities	16,794	23,292
Accrued distributor fees	—	56,443
Accrued expenses and other current liabilities	193,437	135,505
Total current liabilities	785,872	782,749
Long-term debt	591,453	594,283
Deferred income taxes	62,373	71,497
Operating lease liabilities	81,340	41,975
Other long-term liabilities	118,036	90,167
Total liabilities	1,639,074	1,580,671
Stockholders' equity:		
Common stock (2.5 billion shares authorized, $0.01 par value) 190.7 million shares and 191.3 million shares issued and outstanding at December 31, 2024 and 2023, respectively	1,907	1,913
Capital in excess of par value of common stock	2,164,098	2,166,911
Accumulated deficit	(239,048)	(455,676)
Accumulated other comprehensive loss	(80,520)	(36,526)
ChampionX stockholders' equity	1,846,437	1,676,622
Noncontrolling interest	(15,259)	(15,591)
Total equity	1,831,178	1,661,031
Total liabilities and equity	$ 3,470,252	$ 3,241,702

The accompanying notes are an integral part of the consolidated financial statements.

CHAMPION X CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years Ended December 31,	
(in thousands)	2024	2023	2022
Cash provided by (used for) operating activities:			
Net income	$ 327,129	$ 318,719	$ 156,563
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	245,825	235,936	241,880
(Gain) loss on sale-leaseback transaction and disposal group	(29,826)	12,965	16,515
Loss on Argentina Blue Chip Swap transaction	7,086	—	—
Loss on goodwill and long-lived asset impairments	—	—	39,617
Stock-based compensation	25,770	23,749	20,089
Provision for inventory obsolescence and write-downs	12,833	18,974	26,336
Loss on debt extinguishment and modification	—	—	4,043
Deferred income taxes	(22,873)	(22,272)	(45,282)
Loss (gain) on disposal of fixed assets	(443)	(1,046)	(1,683)
Amortization of deferred loan costs and accretion of discount	4,239	4,103	3,751
Other	6,408	5,948	1,888
Changes in operating assets and liabilities:			
Receivables	76,569	70,021	(23,988)
Inventories	(8,924)	18,753	(52,426)
Leased assets	(33,767)	(51,247)	(25,275)
Other assets	(15,152)	20,395	(1,838)
Accounts payable	(399)	(53,891)	(13,366)
Other liabilities	(4,794)	(60,836)	66,536
Net cash provided by operating activities	589,681	540,271	413,360
Cash provided by (used for) investing activities:			
Capital expenditures	(141,310)	(142,324)	(102,808)
Proceeds from sale of fixed assets	12,113	14,545	18,017
Proceeds from sale-leaseback transaction	44,292	—	—
Acquisitions, net of cash acquired	(123,269)	—	(3,198)
Purchase of investments	(31,526)	—	—
Sale of investments	24,358	—	—
Net cash used for investing activities	(215,342)	(127,779)	(87,989)
Cash provided by (used for) financing activities:			
Proceeds from long-term debt	—	15,500	995,038
Repayment of long-term debt	(6,203)	(45,176)	(1,092,950)
Payment of debt issuance costs	—	(1,028)	(8,008)
Dividends paid	(70,531)	(64,980)	(45,594)
Repurchases of common stock	(49,399)	(277,575)	(180,142)
Payments related to taxes withheld on stock-based compensation	(12,561)	(9,763)	(11,964)
Proceeds expected to be remitted under the Accounts Receivable Facility	6,297	17,298	18,239
Payment of finance lease obligations	(13,838)	(9,982)	(6,540)
Other	(4,222)	2,541	7,116
Net cash used for financing activities	(150,457)	(373,165)	(324,805)
Effect of exchange rate changes on cash and cash equivalents	(4,758)	(957)	(5,557)
Net increase (decrease) in cash and cash equivalents	219,124	38,370	(4,991)
Cash and cash equivalents at beginning of period	288,557	250,187	255,178
Cash and cash equivalents at end of period	$ 507,681	$ 288,557	$ 250,187

The accompanying notes are an integral part of the consolidated financial statements.

CHAMPIONX CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)	Common stock		Capital in excess of par value	Accum. Deficit	Accum. Other Comp. Loss	Non-controlling Interest	Total
	Shares	Par Value					
December 31, 2021	202,866	$ 2,029	$2,315,399	$ (525,158)	$ (21,625)	$ (16,338)	$1,754,307
Net income	—	—	—	154,969	—	1,594	156,563
Other comprehensive loss	—	—	—	—	(7,905)	—	(7,905)
Stock-based compensation	933	10	20,079	—	—	—	20,089
Stock options exercised	1,748	17	10,132	—	—	—	10,149
Taxes withheld on issuance of stock-based awards	—	—	(11,964)	—	—	—	(11,964)
Dividends declared to common stockholders ($0.30 per share)	—	—	—	(61,291)	—	—	(61,291)
Repurchase and cancellation of common stock	(7,081)	(71)	(83,948)	(96,123)	—	—	(180,142)
Distributions declared and paid to noncontrolling interest	—	—	—	—	—	(3,016)	(3,016)
Currency translation adjustments	—	—	—	—	—	425	425
December 31, 2022	198,466	1,985	2,249,698	(527,603)	(29,530)	(17,335)	1,677,215
Net income	—	—	—	314,238	—	4,481	318,719
Other comprehensive loss	—	—	—	—	(6,996)	—	(6,996)
Stock-based compensation	648	6	23,743	—	—	—	23,749
Stock options exercised	986	10	6,046	—	—	—	6,056
Taxes withheld on issuance of stock-based awards	—	—	(9,763)	—	—	—	(9,763)
Dividends declared to common stockholders ($0.34 per share)	—	—	—	(66,871)	—	—	(66,871)
Repurchase and cancellation of common stock	(8,965)	(88)	(102,047)	(175,440)	—	—	(277,575)
Distributions declared and paid to noncontrolling interest	—	—	(766)	—	—	(2,739)	(3,505)
Currency translation adjustments	—	—	—	—	—	2	2
December 31, 2023	191,135	1,913	2,166,911	(455,676)	(36,526)	(15,591)	1,661,031
Net income	—	—	—	320,266	—	6,863	327,129
Other comprehensive loss	—	—	—	—	(43,994)	—	(43,994)
Stock-based compensation	815	8	25,762	—	—	—	25,770
Stock options exercised	378	4	2,274	—	—	—	2,278
Taxes withheld on issuance of stock-based awards	—	—	(12,561)	—	—	—	(12,561)
Dividends declared to common stockholders ($0.38 per share)	—	—	—	(72,545)	—	—	(72,545)
Repurchase and cancellation of common stock	(1,611)	(18)	(18,288)	(31,093)	—	—	(49,399)
Distributions declared and paid to noncontrolling interest	—	—	—	—	—	(6,494)	(6,494)
Currency translation adjustments	—	—	—	—	—	(37)	(37)
December 31, 2024	190,717	$ 1,907	$2,164,098	$ (239,048)	$ (80,520)	$ (15,259)	$1,831,178

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

ChampionX Corporation is a global leader in chemistry solutions, artificial lift systems, and highly engineered equipment and technologies that help companies drill for and produce oil and gas safely, efficiently, and sustainably around the world. Our expertise, innovative products, and digital technologies provide enhanced oil and gas production, transportation, and real-time emissions monitoring throughout the lifecycle of a well.

Unless the context requires otherwise, references in this report to "we," "us," "our," "the Company," or "ChampionX" mean ChampionX Corporation, together with our subsidiaries where the context requires.

On June 3, 2020, the Company and Ecolab Inc. ("Ecolab") completed a Reverse Morris Trust transaction in which we acquired the Chemical Technologies business (the "Ecolab Merger"). At the completion of the Ecolab Merger, the Company changed its name from Apergy Corporation ("Apergy") to ChampionX Corporation.

Merger Agreement

On April 2, 2024, ChampionX entered into an Agreement and Plan of Merger (the "Merger Agreement") with Schlumberger Limited, a Curaçao corporation ("SLB"), Sodium Holdco, Inc., a Delaware corporation and indirect wholly owned subsidiary of SLB, ("Holdco"), and Sodium Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of SLB and Holdco ("Merger Sub"), pursuant to which, and subject to the terms and conditions therein, Merger Sub will be merged with and into ChampionX (the "Merger", together with the other transactions contemplated by the Merger Agreement, the "Transactions"), with ChampionX surviving the Merger as an indirect wholly owned subsidiary of SLB.

Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time") and by virtue of the Merger, each share of common stock, par value $0.01 per share, of ChampionX issued and outstanding immediately prior to the Effective Time (other than any shares of ChampionX common stock held in the treasury of ChampionX or held by SLB, Holdco or any direct or indirect wholly owned subsidiary of SLB, in each case except for any such shares held on behalf of third parties) will be converted, without any action on the part of the holder thereof, into the right to receive 0.735 shares of common stock, par value 0.01 per share, of SLB ("SLB Common Stock"), which shares will be duly authorized and validly issued in accordance with applicable laws (the "Equity Consideration") and, if applicable, cash in lieu of fractional shares.

The Merger Agreement contains certain termination rights for each of ChampionX and SLB. Upon termination of the Merger Agreement under specified circumstances, including the termination by either party if certain Mutual Legal Restraints exist, specified regulatory approvals have not been obtained or if the consummation of the Merger does not occur on or prior to April 2, 2025 (subject to an automatic extension to October 2, 2025 under specified circumstances) and, subject to certain exceptions, the parties will have satisfied the conditions to the merger, SLB would be required to pay ChampionX a termination fee of $326.6 million.

During the year ended December 31, 2024, we recorded third party legal and professional fees of $37.8 million in connection with the pending Merger with SLB. These costs are reflected in selling, general and administrative expense within our consolidated statement of income.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). All intercompany accounts and transactions have been eliminated.

Significant Accounting Policies

Use of estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include, but are not limited to, net realizable value of inventories; allowance for doubtful accounts; pension and post-retirement plans; future cash flows associated with impairment testing of goodwill; indefinite-lived intangible assets and other long-lived assets; estimates related to income taxes; and estimates related to contingencies.

Cash and cash equivalents—Cash equivalents are highly liquid, short-term investments with original maturities of three months or less from their date of purchase.

Receivables, net—Accounts receivable are carried at the invoiced amounts, less an allowance for doubtful accounts, and generally do not bear interest. The Company estimates the allowance for doubtful accounts for expected credit losses by analyzing accounts receivable balances through the application of historical write-off and collection trend rates, as well as current economic and market conditions. Specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. Account balances are written off against the allowance when it is determined the receivable will not be recovered.

Inventories, net—Inventories are stated at the lower of cost or net realizable value. The majority of our inventory costs are determined on the first-in, first-out (FIFO) basis. As of December 31, 2024 and 2023, approximately 28% and 28%, respectively, of our total net inventories were accounted for using the last-in, first-out (LIFO) basis. Under the LIFO method, the cost assigned to items sold is based on the cost of the most recent items purchased. As a result, the costs of the first items purchased remain in inventory and are used to value ending inventory.

Inventories, net consisted of the following:

	December 31,	
(in thousands)	**2024**	**2023**
Raw materials	$ 131,605	$ 137,402
Work in progress	24,431	16,915
Finished goods	420,282	445,437
	576,318	599,754
Inventory reserve	(27,997)	(29,081)
LIFO adjustments [(1)]	(51,490)	(49,124)
Inventories, net	$ 496,831	$ 521,549

_____

(1) Represents the amount by which the current cost of LIFO inventories exceeded their carrying value.

Property, plant and equipment, net—Property, plant and equipment is recorded at cost, or fair value for those assets acquired in a business combination. Depreciation is applied on the straight-line basis over the estimated useful lives of our assets as follows: buildings and improvements 5 to 40 years; machinery and equipment 1 to 20 years; and software 3 to 7 years. Expenditures for maintenance and repairs are expensed as incurred. Gains and losses are realized upon the sale or disposition of assets and are recorded in other expense (income), net on our consolidated statements of income.

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying value of the long-lived asset may not be recoverable. The carrying value of a long-lived asset is not recoverable to the extent it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the impairment loss is measured as the amount by which the carrying value of the long-lived asset exceeds its fair value.

Goodwill and intangible assets, net—We review goodwill for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of such goodwill allocated to reporting units may exceed their fair value. We initially assess goodwill for impairment based on qualitative factors to determine whether it is necessary to perform a goodwill impairment test. When performing the quantitative assessment, we estimate fair value of our reporting units using an income approach. Our income-based valuation method determines the present value of estimated future cash flows to estimate the fair value of a reporting unit, which requires the use of significant unobservable inputs, and represents a Level 3 fair value measurement. Significant assumptions used in estimating our reporting unit fair values include discount rate, revenue growth rates, future operating margins, future capital expenditures, changes in working capital requirements and terminal growth rates. If the carrying amount exceeds the fair value, an impairment charge will be recognized in an amount equal to the excess; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Our finite-lived acquired intangible assets are amortized on a straight-line basis over their estimated useful lives, which generally range from 3 to 15 years. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the intangible asset may not be recoverable. The carrying amount of an intangible asset is not recoverable to the extent it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the intangible asset exceeds its fair value. We have two intangible assets with an indefinite life which are tested annually for impairment.

See Note 7—Goodwill and Intangible Assets for additional information related to our impairment analysis.

Revenue Recognition—Revenue is recognized upon the transfer of control of the related goods and services to the customer. The majority of our revenue is generated through the manufacture and sale of a broad range of specialized products and components, with revenue recognized upon transfer of control, which typically occurs as title and risk of loss transfers. We account for shipping and handling activities performed after control of a good has been transferred to the customer as a contract fulfillment cost rather than a separate performance obligation. Revenue arrangements with customers may require delivery, installation, testing, or other acceptance provisions to be satisfied before revenue is recognized. Service revenue is recognized as the services are performed.

Estimates are used to determine the amount of variable consideration in contracts, as well as the determination of the standalone selling price among separate performance obligations. No material variable consideration has been identified within our contracts.

Lessor accounting—Our lease arrangements generally allow customers to rent equipment on a daily basis with no stated end date. Customers may return the equipment at any point subsequent to the lease commencement date without penalty. We account for these arrangements as a daily renewal option beginning on the lease commencement date, with the lease term determined as the period in which it is reasonably certain the option will be exercised. Based on our assessment of the lease classification criteria, our lease arrangements have been classified as operating leases. Our lease arrangements generally include lease and non-lease components for which revenue is recognized based on each component's standalone selling price. Lease revenue is recognized on a straight-line basis over the term of the lease and is included in lease and other revenue in the consolidated statements of income. Non-lease components related to our lease arrangements, such as installation, monitoring and field service support, are recognized in accordance with our revenue recognition accounting policy. Assets in our lease program are reported in property, plant, and equipment, net on our consolidated balance sheets and are depreciated over their estimated useful lives. Certain contracts allow for leased equipment damaged in operation to be charged to the customer. Charges for damaged leased equipment is recorded as product revenue and the remaining net book value of the leased asset is expensed as costs of goods and services in the consolidated statements of income.

Lessee accounting—Lease liabilities are measured at the lease commencement date and are based on the present value of remaining payments contractually required under the contract. Payments that are variable in nature are excluded from the measurement of our lease liabilities and are recorded as an expense as incurred. Options to renew or extend a lease are included in the measurement of our lease liabilities only when it is reasonably certain that we will exercise these rights. In estimating the present value of our lease liabilities, payments are discounted at our incremental borrowing rate ("IBR"), which we apply utilizing a portfolio approach. We utilize information publicly available from companies within our industry with similar credit profiles to construct a company-specific yield curve in order to estimate the rate of interest we would pay to borrow at various lease terms. At lease commencement, we recognize a lease right-of-use asset equal to our lease liability, adjusted for lease payments paid to the lessor prior to the lease commencement date, and any initial direct costs incurred. Operating lease expense is recorded on a straight-line basis over the lease term. For finance leases, we amortize our right-of-use assets on a straight-line basis over the shorter of the asset's useful life or the lease term. Additionally, interest expense is recognized each period related to the accretion of our lease liabilities over their respective lease terms.

Stock-based compensation—The cost of stock-based awards is measured at the grant date and is based on the fair value of the award. The value of the portion of the award that is expected to ultimately vest is recognized as expense on a straight-line basis, generally over the explicit service period and is included in selling, general and administrative expense in our consolidated statements of income. Forfeitures are accounted for as they occur, but are not material to the financial statements. Expense for awards granted to retirement-eligible employees is recorded over the period from the date of grant through the date the employee first becomes eligible to retire and is no longer required to provide service.

Research and development costs—Research and development costs are expensed as incurred and amounted to $56.3 million, $53.3 million, and $45.1 million for the years ended December 31, 2024, 2023, and 2022, respectively, and are included in selling, general and administrative expense in the consolidated statements of income.

Income Taxes—Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record valuation allowances related to our deferred tax assets when we determine it is more likely than not the benefits will not be realized. Interest and penalties related to unrecognized tax benefits are recorded as a component of our provision for income taxes. We have recorded a deferred tax liability of approximately $19.7 million for foreign withholding taxes on our undistributed foreign earnings from jurisdictions which impose such taxes.

The Global Intangible Low-Taxed Income ("GILTI") provisions of the Tax Reform Act require us to include in our U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary's tangible assets. We have elected to account for GILTI tax in the period in which it is incurred.

Earnings per share ("EPS")—Basic EPS is computed using the weighted-average number of common shares outstanding during the year. We use the treasury stock method to compute diluted EPS which gives effect to the potential dilution of earnings that could have occurred if additional shares were issued for awards granted under our incentive compensation and stock plan. The treasury stock method assumes proceeds that would be obtained upon exercise of awards granted under our incentive compensation and stock plan are used to purchase outstanding common stock at the average market price during the period.

Investments in Affiliated Companies—Investments in companies in which ChampionX does not have a controlling financial interest, but over which it has significant influence, are accounted for using the equity method and reported within other non-current assets in our consolidated balance sheets. ChampionX's share of the after-tax earnings of equity method investees is included within other expense (income), net in our consolidated statements of income.

Fair value measurements—We record our financial assets and financial liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date (an exit price). In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

- Level 1 — Unadjusted quoted prices in active markets for identical assets and liabilities.
- Level 2 — Observable inputs other than quoted prices included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- Level 3 — Unobservable inputs reflecting management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Derivative financial instruments— The Company uses foreign currency forward contracts to manage risks associated with foreign currency exchange rates. The Company also utilizes floating-to-fixed interest rate swap agreements as cash flow hedges on certain debt, to mitigate interest rate risk. The Company does not hold derivative financial instruments of a speculative nature or for trading purposes. See Note 17—Derivatives and Hedging Transactions for further information.

Foreign currency—Financial statements of operations for which the U.S. dollar is not the functional currency, and are located in non-highly inflationary countries, are translated into U.S. dollars prior to consolidation. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while income statement accounts are translated at the weighted-average monthly exchange rates. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income in stockholders' equity until the foreign entity is sold or liquidated. Assets and liabilities of an entity that are denominated in currencies other than an entity's functional currency are remeasured into the functional currency using end of period exchange rates or historical rates when applicable to certain balances. Gains and losses related to these re-measurements are recorded in our consolidated statements of income in foreign currency transaction losses.

NOTE 2—NEW ACCOUNTING STANDARDS

New Accounting Standards Issued

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2024-03, *"Disaggregation of Income Statement Expenses (DISE)"* which requires a public business entity to disclose the nature of certain expenses within the footnotes of the financial statements, including purchases of inventory, employee compensation, depreciation, intangible asset amortization and the total amount of selling expenses. The guidance is effective for annual periods beginning after December 15, 2026, with early adoption permitted.

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-09, *"Improvements to Income Tax Disclosure"* which requires a public business entity to disclose disaggregated information about a reporting entity's effective tax rate reconciliation, using both percentages and reporting currency amounts for specific standardized categories. Separate disclosures will be required for any reconciling items that are equal to or greater than a specified quantitative threshold. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted.

Accounting Standards Adopted

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-07, *"Segment Reporting - Improvements to Reportable Segment Disclosures"* which requires a public business entity to disclose its significant segment expense categories and amounts for each reportable segment. A significant segment expense is an expense that is significant to the segment, regularly provided to or easily computes from information regularly provided to the Chief operating decision maker (CODM), and included in the reported measure of segment profit or loss. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption of this ASU did not have a material effect on our consolidated financial statements, other than the newly required disclosures. See Note 3—Segment Information for significant expense categories and amounts for each reportable segment.

NOTE 3—SEGMENT INFORMATION

Our reportable segments comprise the structure used by our Chief Executive Officer who is also our Chief Operating Decision Maker ("CODM") to make key operating decisions and assess performance. For all of the segments, the CODM uses segment operating profit in the annual budgeting and monthly forecasting process and as a basis for making decisions about allocating capital and other resources to each segment. Further, cost of goods and services, selling, general and administrative expense, accounts receivable and inventory are regularly provided to the CODM as part of the monthly review of segment financial results to monitor productivity, overhead and working capital.

Our reporting segments are:

- Production Chemical Technologies—provides oil and natural gas production and midstream markets with solutions to manage and control corrosion, oil and water separation, flow assurance, sour gas treatment and a host of water-related issues.

- Production & Automation Technologies—designs, manufactures, markets and services a full range of artificial lift equipment, end-to-end digital automation solutions, as well as other production equipment and asset monitoring technologies. Production & Automation Technologies' products are sold under a collection of brands including Harbison-Fischer, Norris, Alberta Oil Tool, Oil Lift Technology, PCS Ferguson, Pro-Rod, Upco, Unbridled ESP, Norriseal-Wellmark, Quartzdyne, Spirit, Theta, Timberline, Windrock, Scientific Aviation, ChampionX Emissions Technologies, Artificial Lift Performance and RMSpumptools.

- Drilling Technologies—designs, manufactures and markets polycrystalline diamond cutters and bearings for use in oil and gas drill bits under the US Synthetic brand.

- Reservoir Chemical Technologies—manufactures specialty products that support well stimulation, construction (including drilling and cementing) and remediation needs in the oil and natural gas industry.

We refer to our Production Chemical Technologies segment and our Reservoir Chemical Technologies segment collectively as our Chemical Technologies business. Although Reservoir Chemical Technologies is not required to be disclosed separately as a reportable segment based on materiality, management believes the additional information may contribute to a better understanding of the business. Other business activities that do not meet the criteria of an operating segment have been combined into Corporate and other. Corporate and other includes (i) corporate and overhead expenses, and (ii) revenue and costs for activities that are not operating segments.

Segment revenue and segment operating profit

Year Ended December 31, 2024

(in thousands)	Production Chemical Technologies	Production & Automation Technologies	Drilling Technologies	Reservoir Chemical Technologies	Total Reportable Segments	Corporate and other[1]	Total
Segment revenue	2,288,886	1,042,369	211,828	94,296	3,637,379	(3,396)	3,633,983
Cost of goods and services	1,548,993	701,924	124,349	69,921	2,445,187	94	2,445,281
Selling, general and administrative	373,191	218,290	38,859	12,227	642,567	78,065	720,632
Other segment items	2,655	(1,685)	(29,849)	70	(28,809)	(1,864)	(30,673)
Segment operating profit	364,047	123,840	78,469	12,078	578,434	(79,691)	498,743
Interest expense, net	—	—	—	—	—	55,868	55,868
Income before income taxes	364,047	123,840	78,469	12,078	578,434	(135,559)	442,875

Year Ended December 31, 2023

(in thousands)	Production Chemical Technologies	Production & Automation Technologies	Drilling Technologies	Reservoir Chemical Technologies	Total Reportable Segments	Corporate and other[1]	Total
Segment revenue	2,404,377	1,003,146	215,721	96,154	3,719,398	38,887	3,758,285
Cost of goods and services	1,683,121	692,994	129,104	71,979	2,577,198	41,448	2,618,646
Selling, general and administrative expense	345,000	193,349	41,102	13,484	592,935	40,097	633,032
Other segment items	26,040	(1,606)	34	150	24,618	3,603	28,221
Segment operating profit	350,216	118,409	45,481	10,541	524,647	(46,261)	478,386
Interest expense, net	—	—	—	—	—	54,562	54,562
Income before income taxes	350,216	118,409	45,481	10,541	524,647	(100,823)	423,824

(in thousands)	Production Chemical Technologies	Production & Automation Technologies	Drilling Technologies	Reservoir Chemical Technologies	Total Reportable Segments	Corporate and other[1]	Total
Segment revenue	$ 2,347,526	$ 954,646	$ 229,479	$ 145,197	$ 3,676,848	$ 129,100	$3,805,948
Cost of goods and services	1,786,227	671,485	135,546	177,643	2,770,901	136,383	2,907,284
Selling, general and administrative expense	302,577	191,817	39,438	17,628	551,460	40,822	592,282
Other segment items	18,786	2,211	(17)	40,138	61,118	3,254	64,372
Segment operating profit	239,936	89,133	54,512	(90,212)	293,369	(51,359)	242,010
Interest expense, net	—	—	—	—	—	45,204	45,204
Income before income taxes	$ 239,936	$ 89,133	$ 54,512	$ (90,212)	$ 293,369	$ (96,563)	$ 196,806

(1) Corporate and other includes costs not directly attributable or allocated to our reportable segments such as overhead and other costs pertaining to corporate executive management and other administrative functions, and the results attributable to our noncontrolling interest. Additionally, the sales and expenses related to the Cross Supply and Product Transfer Agreement with Ecolab were included within Corporate and other from June 3, 2020, the date of the Ecolab Merger in which we acquired the Chemical Technologies business, through June 30, 2023. Beginning, July 1, 2023, these sales and expenses are recognized in the Production Chemical Technologies segment.

Geographic information

	December 31,	
(in thousands)	2024	2023
Property, plant, and equipment, net:		
United States	$ 522,850	$ 522,640
Singapore	72,085	80,526
Canada	64,649	69,974
Other Countries	95,838	100,412
Total property, plant, and equipment, net	$ 755,422	$ 773,552

See Note 5—Revenue for information related to revenue by geography and end markets.

Other business segment information

		Segment Assets Years Ended December 31,				
(in thousands)		**2024**		**2023**		**2022**
Chemical Technologies [1]	$	535,033	$	647,389	$	718,882
Production & Automation Technologies		375,492		358,372		371,087
Drilling Technologies		49,998		48,700		52,552
Total segment assets [2]		960,523		1,054,461		1,142,521
Other current assets		603,374		370,956	$	356,060
Noncurrent assets		1,906,355		1,816,285		1,888,902
Total assets	$	3,470,252	$	3,241,702	$	3,387,483

(1) Our Chemical Technologies business has an integrated supply chain function that serves the Production Chemical Technologies and Reservoir Chemical Technologies reportable segments. As such, segment assets by each reportable segment has not been provided and is not available, since the Company does not produce or utilize such information.

(2) The significant asset categories that is regularly provided to the chief operating decision maker ("CODM") includes total accounts receivable and inventory. The amounts align with segment level information provided in the CODM package.

		Capital Expenditures Years Ended December 31,				
(in thousands)		**2024**		**2023**		**2022**
Chemical Technologies [1]	$	58,805	$	49,485	$	41,782
Production & Automation Technologies		76,424		86,029		56,363
Drilling Technologies		5,198		4,700		3,732
Corporate and other		883		2,110		931
Total	$	141,310	$	142,324	$	102,808

(1) Our Chemical Technologies business has an integrated supply chain function that serves the Production Chemical Technologies and Reservoir Chemical Technologies reportable segments. As such, capital expenditure information by each reportable segment has not been provided and is not available, since the Company does not produce or utilize such information.

		Depreciation & Amortization Years Ended December 31,				
(in thousands)		**2024**		**2023**		**2022**
Production Chemical Technologies	$	106,394	$	105,058	$	91,875
Production & Automation Technologies		125,884		109,017		103,592
Drilling Technologies		5,465		6,192		6,639
Reservoir Chemical Technologies		6,196		6,471		14,662
Corporate and other		1,886		9,198		25,112
Total	$	245,825	$	235,936	$	241,880

NOTE 4—ACQUISITIONS, DIVESTITURES AND SALE-LEASEBACK

Acquisitions

OTS Consulting Services LLP

On January 5, 2024 we completed an agreement with OTS Consulting Services LLP ("OTS"), a privately held engineering services company based in Pune, India, to acquire the assets and liabilities relating solely to the services performed by OTS for us prior to the acquisition. OTS specializes in digital transformation and advanced IT solutions. The acquired assets and liabilities are included in our Production & Automation Technologies segment. Under the terms of the agreement, we paid $8.7 million, inclusive of working capital adjustments. As part of our purchase price allocation, we recorded goodwill of $6.4 million. The pro forma effect of this acquisition on revenue and net income has been determined to be immaterial to our financial statements.

Artificial Lift Performance Limited

On February 26, 2024, we acquired Artificial Lift Performance Limited ("ALP"), a provider of advanced analytics solutions for enhancing oil and gas production performance based in Edinburgh, Scotland. These assets and liabilities have been included in our Production & Automation Technologies segment. Under the terms of the agreements, we paid an initial amount of $13.4 million, with an additional $1.7 million payable on the first anniversary of the closing date, and a maximum earn out potential of $3.0 million over the next two years. As part of our purchase price allocation, we recorded definite-lived intangible assets of $10.4 million which consists of assumed software, trademarks and customer relationships and recorded $9.4 million of goodwill, which is inclusive of purchase price accounting adjustments. In addition, we assumed liabilities of $7.6 million, which includes the holdback payment and earn-out consideration. The pro forma effect of this acquisition on revenue and net income has been determined to be immaterial to our financial statements.

RMSpumptools Limited

On July 8, 2024, we completed the acquisition of RMSpumptools Limited, a UK-based company that designs and manufactures highly engineered mechanical and electrical solutions for complex artificial lift applications. The purpose of the acquisition is to create growth opportunities in the artificial lift business internationally and this business line will be included in our Production & Automation Technologies segment. We paid $106.1 million, and as part of our purchase price allocation, we recorded definite-lived intangible assets of $53.0 million, which consists of customer relationships, unpatented technology and trade names and recorded $45.0 million of goodwill, which is inclusive of purchase price accounting adjustments. In addition, we assumed liabilities of $29.0 million, which includes a $13.8 million deferred tax liability. The pro forma effect of this acquisition on revenue and net income has been determined to be immaterial to our financial statements.

The following table provides the initial allocation of the purchase price as of the acquisition date.

(in thousands)		
Cash and cash equivalents	$	4,262
Receivables		14,466
Inventories		15,168
Prepaid expenses and other current assets		484
Property, plant, and equipment		1,335
Identifiable intangible assets		53,000
Operating leases right-of-use asset		1,162
Other noncurrent assets		192
Total identifiable assets acquired		90,069
Accounts payable		6,342
Accrued compensation and employee benefits		3,261
Accrued expenses and other current liabilities		4,296
Deferred income taxes		13,849
Operating lease liabilities		1,267
Total liabilities assumed		29,015
Net identifiable assets acquired		61,054
Goodwill		45,005
Total net assets acquired	$	106,059

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their preliminary fair value estimates as of the acquisition date. The measurements of assets acquired and liabilities assumed are based on inputs that are not observable in the market and thus represent Level 3 inputs. The excess of the purchase price over such fair values was recorded as goodwill.

Divestitures

Russia

Due to the deteriorating business conditions in Russia following the Ukraine invasion and the resultant sanctions imposed by the United States, European Union, and United Kingdom, we initiated a plan to dispose of our operations in Russia (the "CT Russia Business"), which is included in our Production Chemical Technologies segment. As a result, the CT Russia Business met the criteria to be classified as held for sale during the second quarter of 2022 and we measured the carrying value of the disposal group to the lower of its carrying value or fair value less costs to sell, resulting in net charges of $16.5 million for the year ended December 31, 2022.

We assess the fair value of the CT Russia Business (less any costs to sell) each reporting period that it remains classified as held for sale and report any subsequent changes as an adjustment to the carrying value of the asset or disposal group, as long as the new carrying value does not exceed the carrying value of the asset at the time it was initially classified as held for sale.

Due to the continued deterioration of the business environment, increasing trade regulations and sanctions and Russia's imposition of an exit tax on divestments to facilitate exit from in-country operations, we assessed the fair value less cost to sell the business as of March 31, 2023 to be zero, resulting in a $13.0 million pre-tax impairment expense recorded during the three months ended March 31, 2023, which is reflected in loss (gain) on disposal group and sale-leaseback transaction within our consolidated statements of income. There were no charges during the year ended December 31, 2024.

Sale-Leaseback

Orem, Utah

On March 29, 2024, we entered into a sale-leaseback agreement with an unrelated party involving three buildings in Orem, Utah. Under the arrangement, the property (land and buildings) with a net book value of $14.1 million was sold for $45.5 million and leased back under a twenty year lease agreement. We received cash of $44.3 million, net of closing costs and other fees related to the sale of the property. The lease provides for annual base payments of $3.3 million and expires in March 2044 with an option to extend the term of the lease for one additional seven-year period. The transaction qualifies as a sale-leaseback, and as a result, we recorded a $29.8 million net gain on sale in our Drilling Technologies segment. Additionally, we established a $37.7 million right of use asset and $37.7 million operating lease liability.

NOTE 5—REVENUE

Our revenue is generated primarily from product sales. Service revenue is generated from providing services to our customers. These services include installation, repair and maintenance, laboratory and logistics services, chemical management services, troubleshooting, reporting, water treatment services, technical advisory assistance, emissions detection and monitoring, and other field services. Lease revenue is derived from rental income of leased production equipment. As our costs are shared across the various revenue categories, cost of goods sold is not tracked separately and is not discretely identifiable.

In certain geographical areas, the Company utilizes joint ventures and independent third-party distributors and sales agents to sell and market products and services. Amounts payable to independent third-party distributors and sales agents may fluctuate based on sales and timing of distributor fee payments. For services rendered by such independent third-party distributors and sales agents, the Company records the consideration received on a net basis within product revenue in our consolidated statements of income. Additionally, amounts owed to distributors and sales agents are reported within accrued distributor fees within our consolidated balance sheets.

Revenue disaggregated by geography was as follows:

Year Ended December 31, 2024

(in thousands)	Production Chemical Technologies	Production & Automation Technologies	Drilling Technologies	Reservoir Chemical Technologies	Corporate and other [1]	Total
United States	$ 1,024,847	$ 781,260	$ 166,843	$ 50,050	$ —	$ 2,023,000
Latin America	307,590	31,792	221	13,141	—	352,744
Middle East & Africa	353,240	78,471	7,565	22,768	(3,396)	458,648
Canada	315,696	68,020	17,815	2,174	—	403,705
Europe	199,727	18,612	15,264	4,370	—	237,973
Asia-Pacific	66,805	10,759	4,120	1,756	—	83,440
Australia	20,981	53,455	—	37	—	74,473
Other	—	—	—	—	—	—
Total revenue	$ 2,288,886	$ 1,042,369	$ 211,828	$ 94,296	$ (3,396)	$ 3,633,983

Year Ended December 31, 2023

(in thousands)	Production Chemical Technologies	Production & Automation Technologies	Drilling Technologies	Reservoir Chemical Technologies	Corporate and other [1]	Total
United States	$ 983,542	$ 763,103	$ 163,776	$ 49,171	$ 20,659	$ 1,980,251
Latin America	522,372	22,727	—	13,182	1,720	560,001
Middle East & Africa	325,142	65,396	10,471	26,553	(1,170)	426,392
Canada	296,001	73,806	14,326	1,423	18	385,574
Europe	196,533	17,641	23,401	2,803	5,121	245,499
Asia-Pacific	48,718	13,556	3,745	2,444	12,539	81,002
Australia	22,739	46,917	—	15	—	69,671
Other	9,330	—	2	563	—	9,895
Total revenue	$ 2,404,377	$ 1,003,146	$ 215,721	$ 96,154	$ 38,887	$ 3,758,285

Year Ended December 31, 2022

(in thousands)	Production Chemical Technologies	Production & Automation Technologies	Drilling Technologies	Reservoir Chemical Technologies	Corporate and other [1]	Total
United States	$ 851,057	$ 738,178	$ 180,912	$ 88,108	$ 76,461	$ 1,934,716
Latin America	594,737	21,756	7	13,887	3,100	633,487
Middle East & Africa	307,154	66,918	6,628	26,876	2,314	409,890
Canada	296,623	73,561	14,529	1,933	116	386,762
Europe	194,034	13,655	20,911	3,439	13,936	245,975
Asia-Pacific	35,536	6,170	6,434	3,115	33,173	84,428
Australia	21,866	34,318	33	299	—	56,516
Other	46,519	90	25	7,540	—	54,174
Total revenue	$ 2,347,526	$ 954,646	$ 229,479	$ 145,197	$ 129,100	$ 3,805,948

---

(1) The sales related to the Cross Supply and Product Transfer Agreement with Ecolab were included within Corporate and other from the date of the Ecolab Merger through June 30, 2023. Beginning July 1, 2023, these sales and expenses are recognized in the Production Chemical Technologies segment.

Revenue is attributed to regions based on the location of our direct customer, which in some instances is an intermediary and not necessarily the end user.

Performance Obligations

Some of our contracts have a single performance obligation which represents, in most cases, the equipment or product sold to the customer. Some contracts include multiple performance obligations, often satisfied at or near the same time, such as a product and the related installation and/or maintenance services. For contracts with multiple performance obligations, we allocate the transaction price to each performance obligation based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. We typically use observable prices to determine the stand-alone selling price of a performance obligation.

Within our Production Chemical Technologies and Reservoir Chemical Technologies segments, revenue recognized from the sale of products is recognized at the point in time when the obligations in the contract with the customer are satisfied, which generally occurs with the delivery of the product. Within our Production & Automation Technologies and Drilling Technologies reportable segments, substantially all of our performance obligations are recognized at a point in time and are primarily related to product revenue derived from the sale of drilling and production equipment. Revenue is recognized when control transfers to the customer upon shipment or completion of installation, testing, or certification as required under the contract. Within our ESP leased asset program, when stipulated in the contract, equipment damaged in operation is charged to the customer and recognized as product revenue. Service and lease revenue are recognized over time when the services are provided to the customer or when the customer receives the benefit of the leased equipment.

Remaining performance obligations

As of December 31, 2024, we did not have any contracts with an original length of greater than a year from which revenue is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied).

Contract Balances

The beginning and ending contract asset and contract liability balances from contracts with customers were as follows:

	December 31,	
(in thousands)	2024	2023
Contract assets	$ —	$ —
Contract liabilities	16,517	27,406

Contract liabilities relate to billings or consideration received in advance of performance (obligation to transfer goods or services to a customer) under the contract. Contract liabilities are recognized as revenue when the performance obligation has been performed, which primarily occurs during the subsequent quarter. Current contract liabilities are recorded in accrued expenses and other current liabilities on our consolidated balance sheets.

NOTE 6—PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31,	
(in thousands)	2024	2023
Land and land improvements	$ 120,305	$ 126,151
Buildings and improvements	286,593	311,436
Software	66,540	60,945
Machinery, equipment and other	1,131,449	1,056,387
	1,604,887	1,554,919
Accumulated depreciation	(849,465)	(781,367)
Property, plant and equipment, net	$ 755,422	$ 773,552

Depreciation expense was $190.9 million, $174.0 million, and $154.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

NOTE 7—GOODWILL AND INTANGIBLE ASSETS

Goodwill

The carrying amount of goodwill, including changes therein, by reportable segment is below:

(in thousands)	Production Chemical Technologies	Production & Automation Technologies	Drilling Technologies	Reservoir Chemical Technologies	Total
December 31, 2022	$ 367,084	$ 211,268	$ 101,136	$ —	$ 679,488
Foreign currency translation	(10,526)	102	—	—	(10,424)
December 31, 2023	356,558	211,370	101,136	—	669,064
Acquisition [1]	—	60,754	—	—	60,754
Foreign currency translation	(8,998)	(1,876)	—	—	(10,874)
December 31, 2024	$ 347,560	$ 270,248	$ 101,136	$ —	$ 718,944

(1) See Note 4—Acquisitions, Divestitures and Sale-Leaseback for additional information related to the acquisitions completed during the first and third quarters of 2024.

We completed our annual goodwill impairment test as of October 1, 2023 and October 1, 2024 for Production Chemical Technologies, Production & Automation Technologies and Drilling Technologies and concluded that the goodwill related to these reporting units was not impaired. The annual impairment tests did not include Reservoir Chemical Technologies as that reporting unit had no goodwill following a goodwill impairment charge totaling $39.6 million recorded October 1, 2022 to write off the remaining goodwill within that reporting unit.

Intangible Assets

The components of our definite- and indefinite-lived intangible assets were as follows:

(in thousands)	December 31, 2024			December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:						
Customer relationships [1]	$ 324,893	$ 177,831	$ 147,062	$ 583,326	$ 438,181	$ 145,145
Unpatented technologies[1]	173,333	96,984	76,349	142,760	75,224	67,536
Trademarks [1]	31,575	12,335	19,240	59,862	39,564	20,298
Patents [1]	35,722	30,323	5,399	36,438	30,664	5,774
Other	6,980	1,216	5,764	—	—	—
	572,503	318,689	253,814	822,386	583,633	238,753
Indefinite-lived intangible assets:						
Trademarks	3,600	—	3,600	3,600	—	3,600
In-process research and development	1,200	—	1,200	1,200	—	1,200
	4,800	—	4,800	4,800	—	4,800
Total	$ 577,303	$ 318,689	$ 258,614	$ 827,186	$ 583,633	$ 243,553

(1) See Note 4—Acquisitions, Divestitures and Sale-Leaseback for additional information related to the acquisitions completed during the first and third quarters of 2024. We recorded definite-lived intangible assets of $10.4 million for the acquisition of Artificial Lift Performance and $53.0 million for RMSpumptools.

During 2024, we identified all intangible assets that were fully amortized and removed the fully amortized balances from the gross asset and accumulated amortization amounts. This did not have an impact on the consolidated balance sheet or consolidated income statement.

Amortization expense related to our intangible assets was $55.0 million, $61.9 million, and $87.3 million for the years ended December 31, 2024, 2023, and 2022, respectively. Estimated future amortization expense related to intangible assets held as of December 31, 2024, is as follows:

(in thousands)	Estimated Amortization
2025	$ 46,946
2026	46,588
2027	35,480
2028	25,813
2029	22,312

NOTE 8—DEBT

Long-term debt consisted of the following:

| | December 31, | |
(in thousands)	2024	2023
2022 Revolving Credit Facility	$ —	$ —
2022 Term Loan Facility	612,559	618,762
Total	612,559	618,762
Net unamortized discounts and issuance costs	(14,903)	(18,276)
Total long-term debt	597,656	600,486
Current portion of long-term debt [1]	(6,203)	(6,203)
Long-term debt, less current portion	$ 591,453	$ 594,283

_____

(1) Includes the mandatory amortization payments due within twelve months related to the 2022 Term Loan Facility as of December 31, 2024.

2022 Credit Facility

On June 7, 2022, we entered into a restated credit agreement (the "Restated Credit Agreement"), which amends and restates the prior credit agreement. The Restated Credit Agreement provides for (i) a $625.0 million seven-year senior secured term loan B facility (the "2022 Term Loan Facility") and (ii) a five-year senior secured revolving credit facility in an aggregate principal amount of $700.0 million, of which $100.0 million is available for the issuance of letters of credit (the "2022 Revolving Credit Facility," together with the 2022 Term Loan Facility, the "Senior Secured Credit Facility"). The full amount of the 2022 Term Loan Facility was funded, and $135.0 million of the 2022 Revolving Credit Facility was drawn, on June 7, 2022, with the aggregate proceeds used to repay outstanding amounts under our prior credit agreement, repay and terminate our 2020 Term Loan Facility, and to redeem all outstanding 6.375% Senior Notes due 2026 (the "Notes"). Proceeds from future borrowings under the 2022 Revolving Credit Facility are expected to be used for working capital and general corporate purposes. The initial amount drawn on the 2022 Revolving Credit Facility has been repaid. As of December 31, 2024, we had no amounts outstanding on the 2022 Revolving Credit Facility.

2022 Term Loan Facility

The 2022 Term Loan Facility matures June 7, 2029 and the 2022 Revolving Credit Facility matures June 7, 2027. The 2022 Term Loan Facility is subject to mandatory amortization payments of 1% per annum of the initial commitment paid quarterly, which began on December 30, 2022. The Senior Secured Credit Facility contains customary representations and warranties, covenants, and events of default for loan facilities of this type. We were in compliance with all covenants as of December 31, 2024.

On September 29, 2023, we amended the Restated Credit Agreement to, among other things, reprice the Company's $620.3 million of existing term loans under the 2022 Term Loan Facility, in connection with which new term loans in the same amount were issued. The new term loans bear interest at a per annum rate of (i) an adjusted SOFR Rate plus 2.75% per annum or (ii) a base rate plus 1.75%. The new term loans may be prepaid at any time without penalty, subject to the payment of customary breakage costs in the case of the SOFR rate loans. All other material terms of the Senior Secured Credit Facility remain unchanged.

On June 29, 2022, the Company executed a five-year amortizing floating-to-fixed interest rate swap to hedge our exposure to increases in variable interest rates on the 2022 Term Loan Facility. This interest rate swap agreement is based on a $300.0 million notional amount for the first three years, reducing to $150.0 million for years four and five. See Note 16—Fair Value Measurements and Note 17—Derivatives and Hedging Transactions for additional information on interest rate swaps.

2020 Term Loan Facility

The 2020 Term Loan Facility was entered into on June 3, 2020, and had an initial commitment of $537.0 million. Proceeds were utilized to fund a cash payment of $527.4 million to Ecolab upon the completion of the Ecolab Merger. The remaining balance was repaid June 7, 2022.

2018 Term Loan Facility

The 2018 Term Loan Facility had an initial commitment of $415.0 million, which was funded on May 9, 2018. The remaining balance was repaid on June 7, 2022.

Senior Notes

On May 3, 2018, we completed the offering of $300.0 million in aggregate principal amount of Notes. All remaining Notes were redeemed June 7, 2022.

Redemptions and Repurchase

In connection with the Restated Credit Agreement, as noted above, we completed the redemption of all the remaining Notes at 103.188% of the principal amount thereof during 2022. We redeemed $92.0 million in aggregate principal amount of the Notes for $95.6 million in cash, including $0.6 million in accrued interest. In connection with these redemptions, we recognized a net loss of approximately $3.9 million for 2022, inclusive of the write off of the remaining unamortized debt financing costs related to the Notes, which is included in other expense (income), net in our consolidated statements of income.

As of December 31, 2024, aggregate contractual future principal payments on long-term debt are as follows:

(in thousands)	Principal Payments[1]
2025	$ 6,203
2026	6,203
2027	6,203
2028	6,203
2029	587,747
Total	$ 612,559

[1] Principal payments included relate to our 2022 Term Loan Facility. See Note 10—Leases for future payments related to finance lease obligations.

NOTE 9—COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims and contingencies related to, among other things, workers' compensation, general liability (including product liability), automobile claims, health care claims, environmental matters, and lawsuits. We record liabilities where a contingent loss is probable and can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company records the most probable estimate of the loss or the minimum amount when no amount within the range is a better estimate than any other amount. In accordance with applicable GAAP, the Company discloses a contingent liability even if the liability is not probable or the amount is not estimable, or both, if there is a reasonable possibility that a material loss may have been incurred.

Lease Commitments

See Note 10—Leases for a schedule of future minimum payments on our operating and finance lease arrangements.

Guarantees and Indemnifications

We have provided indemnities in connection with sales of certain businesses and assets, including indemnities for environmental health and safety, tax, and employment matters. We do not have any material liabilities recorded for these indemnifications and are not aware of any claims or other information that would give rise to material payments under such indemnities.

As of December 31, 2024 and December 31, 2023, we had $70.3 million and $70.7 million, respectively, of outstanding letters of credit, surety bonds and guarantees, which expire at various dates through 2039. These financial instruments are primarily maintained as security for insurance, warranty, and other performance obligations. Generally, we would only be liable for the amount of these letters of credit, surety bonds, and guarantees in the event of default in the performance of our obligations, the probability of which we believe is remote.

Supply Agreements

Vendor Supply Agreement

We acquired a Vendor Supply Agreement from Ecolab related to the Ecolab Merger, whereby Ecolab made payments in the aggregate of $25.0 million and the Company assumed the receivable for the repayment of this loan. During the second quarter of 2023, the receivable was settled and the net proceeds received were included in cash flows from operating activities for the year ended December 31, 2023.

Litigation and Environmental Matters

The Company is party to various proceedings and claims incidental to its business, including matters arising under provisions relating to the protection of the environment. We review the probable outcome of such proceedings, the costs and expenses reasonably expected to be incurred and accrued to date, and the availability and extent of insurance coverage. We accrue a liability for legal matters that are probable and can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company records the most probable estimate of the loss or the minimum amount when no amount within the range is a better estimate than any other amount. While many of these matters involve inherent uncertainty, we believe that the amount of the liability, if any, ultimately incurred with respect to these proceedings and claims will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Environmental Matters

The Company is currently participating in environmental assessments and remediation at approximately eight locations, the majority of which are in the United States ("U.S."). Environmental liabilities have been accrued to reflect our best estimate of future costs. Potential insurance reimbursements are not anticipated in the Company's accruals for environmental liabilities. As of December 31, 2024 and December 31, 2023, environmental liability accruals related to these locations were $5.7 million and $5.9 million, respectively.

Prior to the commencement of our operations as an independent publicly traded company in 2018, groundwater contamination was discovered at the Norris Sucker Rods plant site located in Tulsa, Oklahoma. Initial remedial efforts were undertaken at the time of discovery of the contamination and we have since coordinated monitoring and remediation with the Oklahoma Department of Environmental Quality ("ODEQ"), ODEQ approved our long-term remediation plan, prepared in connection with an engineering and consulting firm engaged for this purpose and we have accrued liabilities of approximately $1.8 million for this remediation plan. We are now in discussion with ODEQ to finalize a consent order and we cannot fully anticipate the timing, outcome or possible impact of further remedial activities that may be required in a final order, financial or otherwise. Liabilities could increase in the future until such time as we ultimately reach agreement with ODEQ on our remediation plan in a final consent order and such liabilities become probable and can be reasonably estimated; however, there have been no changes to our estimated liability as of December 31, 2024.

NOTE 10—LEASES

Lessee Accounting

We have operating and finance leases for real estate, vehicles, and equipment. Certain of our vehicle leases include residual value guarantees, which have been excluded from the measurement of our lease liabilities as we do not believe it is probable the residual value guarantees will be paid at the end of the lease. Our real estate and vehicle leases generally include options to renew or extend the lease term at our discretion. These options are included in the measurement of our lease liabilities only when it is reasonably certain that we will exercise these rights.

Balance sheet presentation—Leases are presented in our consolidated balance sheet as follows:

		December 31,	
(in thousands)	**Balance Sheet Classification**	**2024**	**2023**
Right-of Use Assets:			
Finance leases	Property, plant, and equipment, net	$ 54,025	$ 41,554
Operating leases	Operating lease right-of-use assets	100,427	69,561
Total lease right-of-use assets		154,452	111,115
Lease Liabilities:			
Finance leases - current	Accrued expenses and other current liabilities	$ 14,688	$ 11,723
Finance leases	Other long-term liabilities	41,586	31,202
Operating leases - current	Current portion of operating lease liabilities	16,794	23,292
Operating leases	Operating lease liabilities	81,340	41,975
Total lease liabilities		$ 154,408	$ 108,192

Components of total lease cost—Components of total lease cost were as follows:

	Years Ended December 31,	
(in thousands)	**2024**	**2023**
Finance lease cost:		
Amortization of right-of-use assets	$ 14,946	$ 11,114
Interest on lease liabilities	3,792	2,480
Operating lease cost	32,809	35,163
Short-term and variable lease cost	13,582	18,845
Sublease income	(300)	—
Total lease cost	$ 64,829	$ 67,602

Lease term and discount rate—Our weighted-average remaining lease term and weighted-average discount rate for operating and finance leases are as follows:

	December 31,	
	2024	**2023**
Weighted-average remaining lease term (years):		
Operating lease	12.5	7.1
Finance lease	4.2	4.1
Weighted-average discount rate:		
Operating lease	7.8 %	6.4 %
Finance lease	7.7 %	7.3 %

Maturity Analysis—Future minimum payments, as determined in accordance with ASC 842, on our operating and finance leases as of December 31, 2024 are as follows:

(in thousands)	Operating	Finance
2025	$ 23,476	$ 18,099
2026	17,453	15,367
2027	13,625	14,086
2028	9,842	10,324
2029	8,240	4,729
Thereafter	87,179	2,856
Total future minimum lease payments	159,815	65,461
Interest included within lease payments	(61,681)	(9,187)
Total lease liabilities	$ 98,134	$ 56,274

Lessor Accounting

Lease revenue is primarily generated from our ESP leased asset program within our Production & Automation Technologies segment. An ESP rental unit has components consisting of surface, downhole and cable equipment. The average length of these arrangements generally range from 12 months to 14 months. Lease revenue for our leased asset programs was $103.5 million and $84.2 million for the years ended December 31, 2024 and 2023, respectively.

Leased assets—Components of our leased asset program, all of which are included within property, plant, and equipment, net on our consolidated balance sheet, are as follows:

(in thousands)	Useful life	December 31, 2024
Cable equipment	18 months	$ 67,945
Downhole equipment	18 months	68,164
Surface equipment	5 years	122,792
Other lease equipment	3 - 5 years	18,459
		277,360
Accumulated depreciation		(163,531)
Leased assets, net		$ 113,829

Depreciation expense on our leased assets was $81.5 million and $67.4 million for the year ended December 31, 2024 and 2023, respectively.

NOTE 11—RESTRUCTURING

During 2024, management approved restructuring plans within our Production & Automation Technologies segment and Production Chemical Technologies segment to optimize profitability, which includes the exit of certain products, facility closures, and reducing headcount across the organization to support the remaining business. As a result of these plans, we recorded $11.3 million of restructuring expense. All significant actions under the plans were completed during the year ended December 31, 2024. We approved various restructuring plans related to the consolidation of product lines and associated facility closures and workforce reductions during prior periods. During 2023, we recognized net charges of $6.3 million consisting primarily of contract termination costs, inventory obsolescence, and employee severance and related benefits. During 2022, we completed the exit of one of our product lines within the Reservoir Chemical Technologies segment. As a result, we recognized net charges of $68.1 million during 2022, consisting primarily of contract termination costs, employee severance and related benefits, disposals of equipment and warehouse closures, partially offset by gains realized on the sale of facilities.

The following table presents the restructuring and other related charges by segment as classified in our consolidated statements of income.

(in thousands)	Years Ended December 31,					
	2024		**2023**		**2022**	
Segment restructuring charges:						
Production Chemical Technologies	$	6,023	$	4,662	$	13,899
Production & Automation Technologies		5,073		770		1,111
Drilling Technologies		234		—		—
Reservoir Chemical Technologies		—		856		47,692
Corporate and other		—		6		5,400
Total	$	11,330	$	6,294	$	68,102
Statements of Income classification:						
Cost of goods and services	$	4,998	$	2,571	$	47,216
Selling, general and administrative expense		6,332		3,723		20,886
Total	$	11,330	$	6,294	$	68,102

Our liability balance for restructuring and other related charges at December 31, 2024 reflects contract termination costs, employee severance and related benefits initiated during the period.

The following table details our restructuring accrual activities during the year ended December 31, 2024:

(in thousands)	Restructuring Accrual Balance	
December 31, 2023	$	13,974
Restructuring charges		11,330
Write-offs		(3,805)
Payments		(9,027)
December 31, 2024	$	12,472

NOTE 12—EMPLOYEE BENEFIT PLANS

The Company sponsors several pension and post-employment benefit plans in the U.S. and internationally, of which, approximately half of such plans are frozen to new participants.

We recognized a $0.8 million and $0.5 million net actuarial loss, and gains in the amount of $2.9 million during the years ended December 31, 2024, 2023, and 2022, respectively. The actuarial gains and losses are reflected in our consolidated statements of comprehensive income, net of tax. The net unfunded liability of the plans as of December 31, 2024 and 2023 was approximately $8.9 million and $9.3 million, respectively, and is included in other long-term liabilities within our consolidated balance sheets. The net periodic benefit expense was $1.1 million, $0.9 million, and $1.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

NOTE 13—EQUITY AND CASH INCENTIVE PROGRAMS

Our Board of Directors ("Board") adopted the 2018 Equity and Cash Incentive Plan ("2018 Plan"). The 2018 Plan was amended and restated in 2020 to increase the shares of common stock reserved for issuance under the 2018 Plan to 18.2 million, and in 2021 to increase the shares of common stock reserved for issuance to 31.4 million, in each case subject to customary adjustments arising from stock splits and other similar changes, along with other amendments.

The 2018 Plan authorizes the grant of stock options, stock-settled stock appreciation rights ("SARs"), restricted stock awards, restricted stock units, performance share awards, cash performance awards, directors' shares and deferred stock units. The ChampionX Compensation Committee determines the exercise price for options and the base price of SARs, which may not be less than the fair value of ChampionX common stock on the date of grant. Generally, stock options or SARs vest after 3 years of service and expire at the end of 10 years. Performance share awards vest if ChampionX achieves certain pre-established performance targets based on specified performance criteria over a performance period of not less than 3 years.

Stock-based compensation expense is reported within selling, general and administrative expense in the consolidated statements of income. Stock-based compensation expense relating to all stock-based incentive plans was as follows:

| | Years Ended December 31, | | |
	2024	2023	2022
Stock-based compensation expense	$ 25,770	$ 23,749	$ 20,089
Tax benefit	(5,788)	(5,310)	(4,492)
Stock-based compensation expense, net of tax	$ 19,982	$ 18,439	$ 15,597

SARs

We did not issue SARs during 2024, 2023 or 2022. A summary of activity relating to SARs outstanding for the year ended December 31, 2024, is as follows:

	SARs			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2024	235,125	$ 31.89		
Forfeited / expired	(19,422)	35.53		
Exercised	(10,834)	33.22		
Outstanding at December 31, 2024	204,869	$ 31.47	1.6	$ 117
Exercisable at December 31, 2024	204,869	$ 31.47	1.6	$ 117

There is no unrecognized compensation expense related to SARs, as all SARs are exercisable as of December 31, 2024.

Other information regarding the exercise of SARs is presented below:

(in thousands)	2024	2023	2022
SARs:			
Fair value of SARs that became exercisable	$ —	$ —	$ —
Aggregate intrinsic value of SARs exercised	37	169	634

Performance Share Units

We granted 271,190, 244,120, and 347,920 performance share awards subject to market vesting conditions during 2024, 2023, and 2022, respectively, under the 2018 Plan. Performance share awards are split between those with a performance condition related to ChampionX's performance related to established internal metrics, and those with a market condition related to certain pre-established performance targets based on specified performance criteria, with all such performance share awards being subject to vest if certain pre-established targets are achieved over a performance period of not less than 3 years.

A summary of activity for performance share awards under the 2018 Plan for the year ended December 31, 2024, is as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2024	901,661	$ 26.04
Granted	271,190	32.65
Forfeited	(4,310)	28.54
Vested	(511,602)	21.99
Performance adjustment [1]	150,319	21.97
Unvested at December 31, 2024	807,258	$ 29.60

[1] Represents the additional shares that were issued to participants upon vesting of the awards due to the performance factor being exceeded for the three-year performance period.

Unrecognized compensation expense related to unvested performance share awards as of December 31, 2024, was $9.9 million, which will be recognized over a weighted average period of 1.7 years.

Restricted Stock, Restricted Stock Units, Directors' Shares and Deferred Stock Units

Restricted stock and restricted stock units may be granted at no cost to certain officers and key employees. Restricted stock and restricted stock units generally vest over a three- or four-year period.

Directors' shares are granted at no cost to non-employee directors and deferred stock units are recorded for non-employee directors who elect to defer receipt of their directors' shares to a later date.

A summary of activity for restricted stock, restricted stock units, directors' shares and deferred stock units for the year ended December 31, 2024, is as follows:

	Shares [1]	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2024	1,537,044	$ 24.37
Granted	644,320	30.14
Forfeited	(111,281)	26.99
Vested	(644,034)	22.78
Unvested at December 31, 2024	1,426,049	$ 27.44

---

(1) Shares unvested on the dates indicated includes deferred stock units recorded for non-employee directors who elected to defer receipt of directors' shares awarded to a later date; shares granted includes directors' shares and deferred stock units awarded in the year; and shares vested includes directors' shares awarded in the year and deferred stock units recorded in previous years that were issued in accordance with a non-employee director's deferral election.

Unrecognized compensation expense relating to unvested restricted stock units, directors' shares and deferred stock units as of December 31, 2024, was $20.4 million, which will be recognized over a weighted average period of 0.9 year.

Non-Qualified Stock Options

We did not grant non-qualified stock options in 2024, 2023 or 2022. All outstanding non-qualified stock options were issued to employees of the Chemical Technologies business upon the closing of the Ecolab Merger as replacement awards for options originally granted to them by Ecolab. A summary of activity for non-qualified stock options for the year ended December 31, 2024 is as follows:

	Non-Qualified Stock Options			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2024	2,728,376	$ 6.41		
Granted	—	—		
Forfeited / expired	—	—		
Exercised	(378,195)	6.00		
Outstanding at December 31, 2024	2,350,181	$ 6.47	2.4	$ 48,373
Exercisable at December 31, 2024	2,350,181	$ 6.47	2.4	$ 48,373

We had no unrecognized compensation expense relating to unvested stock options as of December 31, 2024.

During the year ended December 31, 2024, the total intrinsic value of stock options exercised was approximately $10.3 million and cash received from stock options exercised was approximately $2.3 million. The cash tax benefit from stock options exercised during the year ended December 31, 2024 was approximately $2.0 million.

NOTE 14—STOCKHOLDERS' EQUITY

Dividends

On January 31, 2024, our Board approved an increase of our regular quarterly cash dividend to $0.095 per share of the Company's common stock. Our fourth quarter cash dividend of $0.095 per share was declared on November 14, 2024, and was paid on January 31, 2025 to shareholders of record on January 3, 2025. As a result, we recorded a dividend payable of $19.0 million on our consolidated balance sheet as of December 31, 2024. Subsequent dividend declarations, if any, including the amounts and timing of future dividends, are subject to approval by the Board and will depend on future business conditions, financial conditions, results of operations and other factors.

Repurchases

On March 7, 2022, the Company announced that our Board authorized the Company to repurchase up to $250 million of its common stock which was increased to $750 million by the Board on October 24, 2022. On January 31, 2024, our Board authorized a further increase in the aggregate value of shares that may be repurchased under the share repurchase program to $1.5 billion. This program has no time limit and does not obligate the Company to acquire any particular amount of shares of its common stock. During 2024, we repurchased and cancelled 1,611,055 shares of common stock for a total of $49.4 million, including commissions and excise tax.

NOTE 15—EARNINGS PER SHARE

A reconciliation of the number of shares used for the basic and diluted earnings per share calculation was as follows:

	Years Ended December 31,		
(in thousands, except per share data)	2024	2023	2022
Net income attributable to ChampionX	$ 320,266	$ 314,238	$ 154,969
Weighted-average number of shares outstanding	190,578	196,083	201,740
Dilutive effect of stock-based compensation	3,065	3,823	5,519
Total shares and dilutive securities	193,643	199,906	207,259
Basic earnings per share attributable to ChampionX	$ 1.68	$ 1.60	$ 0.77
Diluted earnings per share attributable to ChampionX	$ 1.65	$ 1.57	$ 0.75

For all periods presented, the computation of diluted earnings per share excludes awards with an anti-dilutive impact. For the years ended December 31, 2024, 2023, and 2022, the diluted shares include the dilutive impact of equity awards except for approximately 0.2 million, 0.3 million, and 0.4 million shares, respectively, that were excluded because their inclusion would be anti-dilutive.

NOTE 16—FAIR VALUE MEASUREMENTS

The carrying amount and the estimated fair value for assets and liabilities measured on a recurring basis are as follows:

(in thousands)	Measurement Level	Carrying Amount December 31, 2024	Carrying Amount December 31, 2023
Assets			
Foreign currency forward contracts	Level 2	$ 10,078	$ 6,231
Interest rate swaps	Level 2	4,199	5,599
Total		$ 14,277	$ 11,830
Liabilities			
Foreign currency forward contracts	Level 2	$ 13,430	$ 5,354
Interest rate swaps	Level 2	13	—
Total		$ 13,443	$ 5,354

The carrying value of foreign currency forward contracts is at fair value, which is determined based on foreign currency exchange rates as of the balance sheet date and is classified within Level 2. For purposes of fair value disclosure above, derivative values are presented gross. See Note 17—Derivatives and Hedging Transactions for further discussion of gross versus net presentation of the Company's derivatives.

The fair value of our term loan facility is based on Level 2 quoted market prices for the same or similar debt instruments. The fair value of our revolving line of credit approximates carrying value due to the variable interest rates charged on the borrowings, which reprice frequently (Level 2). The carrying amount and the estimated fair value of long-term debt, including current maturities, held by the Company were:

(in thousands)	December 31, 2024 Carrying Amount	December 31, 2024 Fair Value	December 31, 2023 Carrying Amount	December 31, 2023 Fair Value
2022 Revolving Credit Facility	$ —	$ —	$ —	$ —
2022 Term Loan Facility	$ 612,559	$ 613,324	$ 618,762	$ 623,402

Impairment of Goodwill and Long-lived Assets

We consider the inputs for our long-lived asset and goodwill impairment calculations to be Level 3 inputs in the fair value hierarchy. See Note 7—Goodwill and Intangible Assets for additional information.

Credit Risk

By their nature, financial instruments involve risk, including credit risk, for non-performance by counterparties. Financial instruments that potentially subject us to credit risk primarily consist of trade receivables. See Note 1—Basis of Presentation and Summary of Significant Accounting Policies for additional information on the mitigation of credit risk.

NOTE 17—DERIVATIVES AND HEDGING TRANSACTIONS

The Company uses foreign currency forward contracts to manage risks associated with foreign currency exchange rates. The Company also utilizes floating-to-fixed interest rate swap agreements as cash flow hedges on certain debt to mitigate interest rate risk. The Company does not hold derivative financial instruments of a speculative nature or for trading purposes. Derivative contracts are recorded as assets and liabilities on the balance sheet at fair value. We evaluated the interest rate swap hedge effectiveness and determined it to be perfectly effective. We evaluate foreign currency forward contracts' hedge effectiveness at contract inception and thereafter on a quarterly basis. If a derivative is no longer expected to be effective, hedge accounting is discontinued. Changes in fair value are recognized immediately in earnings unless the derivative qualifies and is designated as a hedge. Changes in fair value attributable to changes in spot exchange rates for derivative contracts that have been designated as cash flow hedges are recognized in accumulated other comprehensive income ("AOCI") and reclassified into earnings in the same period the hedged transaction affects earnings and are presented in the same income statement line as the earnings effect of the hedged item. The Company accounts for the interest rate swap agreements as a cash flow hedge, thus the effective portion of gains and losses resulting from changes in fair value are recognized in AOCI and are amortized to interest expense over the term of the respective debt. Cash flows from derivatives are classified in the statement of cash flows in the same category as the cash flows from the items subject to designated hedge or undesignated (economic) hedge relationships.

The Company is exposed to credit risk in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swaps. We monitor our exposure to credit risk by using major banks and financial institutions as counterparties and monitoring their financial condition and credit profile. The Company does not anticipate nonperformance by any of these counterparties, and therefore, recording a valuation allowance against the Company's derivative balance is not considered necessary.

Derivative Positions Summary

Certain of the Company's derivative transactions are subject to master netting arrangements that allow the Company to settle with the same counterparties. These arrangements generally do not call for collateral and as of the applicable dates presented in the following table, no cash collateral had been received or pledged related to the underlying derivatives. We have elected to present our derivative balances on a gross basis on the consolidated balance sheet.

The following table summarizes the gross fair value of the Company's outstanding derivatives and the lines in which they are presented on the consolidated balance sheet.

	Derivative Assets		Derivative Liabilities	
	December 31,		December 31,	
(in thousands)	2024	2023	2024	2023
Prepaid expenses and other current assets	$ 12,455	$ 11,004	$ —	$ —
Other non-current assets	1,822	826	—	—
Accrued expenses and other current liabilities	—	—	13,443	5,354
Other long-term liabilities	—	—	—	—
	$ 14,277	$ 11,830	$ 13,443	$ 5,354

The following table summarizes the notional values of the Company's outstanding derivatives:

	December 31,	
(in thousands)	2024	2023
Notional value of foreign currency forward contracts and interest rate swaps	$ 941,784	$ 892,711

Cash Flow Hedges

The Company utilizes foreign currency forward contracts to hedge the effect of foreign currency exchange rate fluctuations on forecasted foreign currency transactions, primarily related to business combinations and inventory purchases. These forward contracts are designated as cash flow hedges. The changes in fair value of these contracts attributable to changes in spot exchange rates are recorded in AOCI until the hedged items affect earnings, at which time the gain or loss is reclassified into the same line item in the consolidated statements of income as the underlying exposure being hedged. The forward points are marked-to-market monthly and recognized in the same line item in the consolidated statements of income as the underlying exposure being hedged.

Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Any unrealized gain or loss at the time of settlement will be reclassified to interest expense, where we record the interest expense on the associated debt.

Derivatives Not Designated as Hedging Instruments

The Company also uses foreign currency forward contracts to offset its exposure to the change in value of certain foreign currency denominated assets and liabilities, primarily receivables and payables, which are remeasured at the end of each period. Although the contracts are effective economic hedges, they are not designated as accounting hedges. Therefore, changes in the value of these derivatives are recognized immediately in earnings, thereby offsetting the current earnings effect of the related foreign currency denominated assets and liabilities.

Effect of Derivative Instruments on Income

The loss (gain) on all derivative instruments recognized is summarized below:

	Years Ended December 31,		
(in thousands)	2024	2023	2022
Loss (gain) reclassified from AOCI to income on cash flow hedges:			
Cost of goods and services	$ (1,023)	$ (2,571)	$ (1,665)
Interest expense	(6,399)	(5,034)	549
Loss on derivatives not designated as hedging instruments:			
Foreign currency transaction losses, net	5,058	1,195	7,147
Total loss (gain) on derivative instruments	$ (2,364)	$ (6,410)	$ 6,031

NOTE 18—INCOME TAXES

Components of income before income taxes—Domestic and foreign components of income before income taxes were as follows:

	Years Ended December 31,		
(in thousands)	2024	2023	2022
Domestic	$ 243,620	$ 304,725	$ 58,141
Foreign	199,255	119,099	138,665
Income before income taxes	$ 442,875	$ 423,824	$ 196,806

Provision for (benefit from) income taxes—The provision for (benefit from) income taxes consisted of:

	Years Ended December 31,		
(in thousands)	2024	2023	2022
Current:			
U.S. federal	$ 76,037	$ 74,022	$ 49,997
State and local	8,534	9,234	11,147
Foreign	54,048	44,121	24,381
Total current	138,619	127,377	85,525
Deferred:			
U.S. federal	(22,880)	(17,219)	(35,207)
State and local	(1,020)	(3,198)	(4,900)
Foreign	1,027	(1,855)	(5,175)
Total deferred	(22,873)	(22,272)	(45,282)
Provision for income taxes	$ 115,746	$ 105,105	$ 40,243

Effective income tax rate reconciliation—The effective income tax rate was different from the statutory U.S. federal income tax rate due to the following:

	Years Ended December 31,		
	2024	**2023**	**2022**
Statutory U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
Net difference resulting from:			
State and local taxes, net of federal income tax benefit	0.9	1.1	0.6
Foreign withholding tax	4.2	4.0	5.7
Foreign derived intangible income	(1.0)	(1.9)	(1.0)
Foreign operations tax effect	(1.4)	2.1	2.8
Research and experimentation tax credits	(1.3)	(1.3)	(1.5)
Foreign tax credit	(1.2)	(3.9)	(4.5)
Nondeductible expenses	—	0.2	0.5
Branch income	1.5	1.2	3.5
Tax return to accrual adjustments	(0.3)	(1.6)	(2.1)
State deferred taxes	0.2	(0.2)	(1.0)
Goodwill impairment	—	—	1.8
Foreign inclusions (including global intangible low-taxed income)	0.5	4.3	3.5
Change in valuation allowance	2.8	0.8	(7.3)
Stock compensation	(1.9)	(2.1)	(3.6)
Nondeductible officer compensation	0.9	0.7	0.8
Other	1.2	0.4	1.2
Effective income tax rate	26.1 %	24.8 %	20.4 %

Deferred tax assets and liabilities—Significant components of deferred tax assets and liabilities were as follows:

(in thousands)	December 31, 2024		December 31, 2023	
Deferred tax assets attributable to:				
Accrued compensation	$	13,654	$	10,558
Accrued expenses		9,118		6,565
Inventories		3,146		4,674
Net operating loss and other carryforwards		37,928		31,355
Accounts receivable		13,646		13,401
Lease liability		14,404		7,198
Research and Development		41,202		31,324
Other assets		7,167		1,258
Deferred tax assets		140,265		106,333
Valuation allowance		(45,992)		(33,031)
Deferred tax assets, net of valuation allowance	$	94,273	$	73,302
Deferred tax liabilities attributable to:				
Inventories	$	(1,142)	$	(3,462)
Intangible assets, including goodwill		(51,318)		(38,651)
Property, plant and equipment		(56,072)		(65,559)
Foreign withholding taxes		(19,650)		(15,934)
Lease asset		(15,308)		(7,012)
Investment in subsidiary		(2,724)		(1,950)
Long-term liabilities		(2,653)		(3,128)
Deferred tax liabilities		(148,867)		(135,696)
Net deferred tax liabilities	$	(54,594)	$	(62,394)
Classified as follows in the consolidated balance sheets:				
Other non-current assets		7,779		9,103
Deferred income taxes		(62,373)		(71,497)
Net deferred tax liabilities	$	(54,594)	$	(62,394)

Effective Tax Rate. Our effective tax rate was 26.1% for 2024 compared to 24.8% for 2023. The lower effective tax rate for 2023 was primarily due to a significant U.S. return to provision benefit.

Net operating loss carryforwards. As of December 31, 2024, our deferred tax asset balance included non-U.S. net operating loss carryforwards of $9.4 million. This entire balance is available to be carried forward; certain non-U.S. carryforwards will expire during the years 2025 through 2030.

Foreign tax credit carryforwards. As of December 31, 2024, our deferred tax asset balance included U.S. foreign tax credit carryforwards of $30.6 million. This entire balance is available to be carried forward and will begin to expire during 2029.

Valuation allowance. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. With respect to foreign net operating losses, a significant piece of objective negative evidence evaluated was the cumulative loss incurred in various international jurisdictions over the three-year period ended December 31, 2024. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. In addition, we analyzed our foreign income classification and determined we would not generate sufficient general limitation income to utilize our general limitation foreign tax credits. Based on this evaluation, as of December 31, 2024, we recorded a valuation allowance of $18.9 million relating to net foreign deferred tax assets (including net operating losses) and $27.1 million relating to foreign tax credits to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased if objective negative evidence in the form of cumulative losses are no longer present and additional weight is given to subjective evidence such as our projections of future growth. In addition, if we increase our general limitation income, we could utilize and thus recognize additional foreign tax credit deferred tax assets.

Unrecognized tax benefits. We file federal, state, and local tax returns in the United States as well as foreign tax returns. We are routinely audited by the tax authorities in these jurisdictions, and a number of audits are currently underway. We believe all income tax uncertainties have been properly accounted for as of December 31, 2024.

The Company accounts for uncertain tax positions in accordance with guidance in ASC 740, "*Income Taxes (Topic 740)*", which prescribes the minimum recognition threshold a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements.

The Company is subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. The earliest period the Company is subject to examination of federal income tax returns by the Internal Revenue Service is 2021. The state income tax returns and other state tax filings of the Company are subject to examination by the state taxing authorities for various periods, generally up to four years after they are filed.

Undistributed Earnings. As of December 31, 2024, the Company has $19.7 million of deferred tax liabilities primarily associated with withholding taxes on undistributed earnings generated by foreign subsidiaries. The Company continues to assert permanent reinvestment of the remaining undistributed earnings for which deferred taxes have not been provided for as of December 31, 2024. If there are policy changes, the Company would record the applicable taxes in the period of change. No deferred taxes have been provided for withholding taxes and other taxes on the remaining earnings as of December 31, 2024 as computation of the potential deferred tax liability associated with these undistributed earnings and any other basis differences is not practicable.

Tax Holidays. The Company has a tax incentive awarded by the Singapore Economic Development Board. This incentive provides 0% tax rate on manufacturing profits generated at the Company's facility located on Jurong Island which expires in December 2024.

NOTE 19—RELATED PARTY TRANSACTIONS

Noncontrolling Interest and Unconsolidated Affiliates

For the years ended December 31, 2024, 2023, and 2022, we declared and paid $0.8 million, $1.9 million, and $1.2 million, respectively, of distributions to the noncontrolling interest holders in ChampionX Middle East Services LLC. For the years ended December 31, 2024, 2023, and 2022 we declared and paid distributions of $4.8 million, $0.7 million, and $1.3 million respectively, to the noncontrolling interest holders in Champion Arabia Co. Ltd. and $0.9 million, $0.1 million, and 0.2 million respectively, to the noncontrolling interest holders in Petrochem Performance Products LLC.

In the ordinary course of business, we enter into certain transactions with our unconsolidated affiliates at contractual prices. These transactions primarily related to inventory sales and amounted to approximately $33.9 million for the year ended December 31, 2024.

NOTE 20—ACCOUNTS RECEIVABLE FACILITIES

On June 28, 2022, we entered into an uncommitted accounts receivable purchase agreement (the "JPM Accounts Receivable Facility"), as amended, with JPMorgan Chase Bank, N.A. as the purchaser. The amount available for sale under the JPM Accounts Receivable Facility fluctuates over time based on the total amount of eligible receivables generated during the normal course of business. A maximum of $160.0 million in receivables may be sold and remain unpaid under the JPM Accounts Receivable Facility at any time.

On March 28, 2024, we entered into an uncommitted accounts receivable purchase agreement (the "HSBC Accounts Receivable Facility" and, together with the JPM Accounts Receivable Facility, the "Accounts Receivable Facilities") with HSBC Bank USA, National Association, as the purchaser. The amount available for sale under the HSBC Accounts Receivable Facility fluctuates over time based on the total amount of eligible receivables generated during the normal course of business. A maximum of CAD $40.0 million or approximately USD $30.0 million in receivables may be sold and remain unpaid under the HSBC Accounts Receivable Facility at any time.

Accounts receivable sold under the JPM Accounts Receivable Facility were $631.1 million for the year ended December 31, 2024. The accounts receivable sold that remained outstanding under the JPM Accounts Receivable Facility as of December 31, 2024 was $84.8 million. Accounts receivable sold under the HSBC Accounts Receivable Facility were $98.2 million for the year ended December 31, 2024. The accounts receivable sold that remained outstanding under the HSBC Accounts Receivable Facility as of December 31, 2024 was $19.4 million.

During this period, cash receipts from the purchaser at the time of the sale were classified as operating activities in our consolidated statement of cash flows. The difference between the carrying amount of the accounts receivables sold and the sum of the cash received is recorded as a loss on sale of receivables in other income (expense), net in our consolidated statements of income. The loss on sale of accounts receivable was $6.8 million for the year ended December 31, 2024 and $7.1 million for the year ended December 31, 2023 respectively, under the JPM Accounts Receivable Facility. The loss on sale of accounts receivable was $0.9 million for the year ended December 31, 2024, under the HSBC Accounts Receivable Facility.

Transfers under the Accounts Receivable Facilities are accounted for as sales of receivables, resulting in the receivables being derecognized from our consolidated balance sheet. The purchaser assumes the credit risk at the time of sale and has the right at any time to assign or transfer (including as a participation interest) any of its rights under the purchased receivables to another bank or financial institution.

NOTE 21—SUPPLY CHAIN FINANCE

We use a supply chain finance program in connection with the purchase of goods, which allows our suppliers to work directly with a third party to provide financing by purchasing their receivables earlier in the payment cycle. We maintain the same contractually agreed upon invoice terms prior to each supplier entering into the program. As of December 31, 2024, and December 31, 2023 we had approximately $30.6 million and $30.8 million, respectively under the program, which is included in accounts payable on our consolidated balance sheet.

(in thousands)	Supply Chain Finance Payables Outstanding
December 31, 2023	$ 30,783
Purchases	186,479
Payments	(186,390)
Other, including foreign currency translation	(288)
December 31, 2024	$ 30,584

NOTE 22—CASH FLOW INFORMATION

Cash payments for income taxes and cash payments for interest incurred related to our debt are as follows:

(in thousands)	Years Ended December 31,		
	2024	**2023**	**2022**
Cash information:			
Cash paid for income taxes	$ 78,163	$ 116,677	$ 127,271
Cash paid for interest	$ 52,118	$ 57,267	$ 46,781
Net increase (decrease) in accounts payable for capital expenditures	$ (7,795)	$ 4,321	$ (6,803)

Supplemental cash flow information related to our lease liabilities is as follows:

(in thousands)	Statement of Cash Flows Classification	December 31,	
		2024	**2023**
Cash paid for amounts included in measurement of lease liabilities:			
Operating leases [1]	Operating	$ 32,155	$ 35,297
Finance leases - interest	Operating	$ 3,792	$ 2,480
Finance leases - principal	Financing	$ 13,838	$ 9,982
Supplemental non-cash information on lease liabilities arising from obtaining right-of-use assets:			
Operating leases	Non-cash	$ 52,265	$ 4,197
Finance leases	Non-cash	$ 23,034	$ 31,113

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[1] Cash required by operating leases is reported net of operating lease expense in the operating section of our consolidated statements of cash flows in accrued expenses and other liabilities.

Leased Asset Program

Our ESP leased asset program is reported in our Production & Automation Technologies segment. At the time of purchase, assets are recorded to inventory and are transferred to property, plant, and equipment when a customer contracts for an asset under our leased asset program. During the years ended December 31, 2024, 2023, and 2022, we transferred $110.7 million, $105.0 million, and $80.2 million, respectively, of inventory into property, plant, and equipment as a result of assets entering our lease program.

Expenditures for assets that are placed into our leased asset program expected to be recovered through sale are reported in leased assets in the operating section of our consolidated statements of cash flows. All other capitalizable expenditures for assets that are placed into our leased asset program are classified as capital expenditures in the investing section of our consolidated statements of cash flows. During the years ended December 31, 2024, 2023, and 2022, we made cash payments of $46.0 million, $58.2 million, and $39.8 million, respectively, for leased asset program equipment.

Argentina Blue Chip Swaps

The Central Bank of Argentina maintains currency controls that limit our ability to access U.S. dollars in Argentina and remit cash from our Argentine operations. During the year ended December 31, 2024, we executed certain trades known as Blue Chip Swaps, which effectively results in the use of a parallel U.S. dollar exchange rate to convert available Argentine pesos to U.S. dollars. This parallel rate, which cannot be used as the basis to remeasure our net monetary assets in U.S. dollars under GAAP, was on average 29% higher than Argentina's official exchange when the swaps occurred during the first and second quarter of the year, respectively. The Blue Chip Swap transactions resulted in a $7.1 million pre-tax loss on investment during the year ended December 31, 2024, respectively. These losses are reflected in other expense (income), net, within our consolidated statements of income. We did not enter into any Blue Chip Swaps during the fourth quarter of 2024.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Processes

We maintain a set of disclosure controls and procedures (as defined in Rule 15d-15(e) under the Exchange Act) designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our principal executive officer and principal financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

We have excluded RMSpumptools Limited from our assessment of internal control over financial reporting as of December 31, 2024, because it was acquired by the Company in a purchase business combination during 2024. The total assets and total revenues of RMSpumptools, a wholly-owned subsidiary, represent less than 4% and less than 1% respectively, of the related consolidated financial statement amounts as of and for the period ended December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Insider Trading Arrangements and Policies

During the three months ended December 31, 2024, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K, except as described in the table below:

Name & Title	Date Adopted	Character of Trading Arrangement (1)	Aggregate Number of Shares of Common Stock to be Purchased or Sold Pursuant to Trading Arrangement	Duration (2)	Other Material Terms	Date Terminated
Deric Bryant, Chief Operating Officer and President, Chemical Technologies	October 28, 2024	Rule 10b5-1 Trading Arrangement	Up to 495,489 shares to be sold	December 31, 2025	N/A	N/A

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(1) Each trading arrangement marked as a "Rule 10b5-1 Trading Arrangement" is intended to satisfy the affirmative defense of Rule 10b5-1(c) of the Exchange Act (the "Rule").

(2) Each trading arrangement permits transactions through and including the earlier to occur of (i) the completion of all sales of shares subject to the arrangement, (ii) the date listed in the "Duration" column, or (iii) the occurrence of such other termination event as specified in the arrangement. Each trading arrangement marked as a "Rule 10b5-1 Trading Arrangement" only permits transactions upon expiration of the applicable mandatory cooling-off period under the Rule.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our executive officers is presented under the caption "Information about our Executive Officers" in Part I, Item 1 of this Annual Report on Form 10-K.

The remaining information required in response to this Item will be included in the definitive proxy statement for our 2025 Annual Meeting of Shareholders to be filed with the SEC and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required in response to this Item will be included in the definitive proxy statement for our 2025 Annual Meeting of Shareholders to be filed with the SEC and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table provides information as of December 31, 2024 with respect to shares of ChampionX common stock that may be issued under our 2018 Plan and under awards assumed when we acquired the Chemical Technologies business from Ecolab in 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	2,438,176 [1]	31.5 [2]	18,416,543 [3]
Equity compensation plans not approved by shareholders	2,350,181 [4]	6.5 [5]	—
Total	4,788,357	n/a	18,416,543

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[1] Includes 204,869 SSAR awards outstanding, 807,258 PSAs outstanding, assuming performance at target, 1,244,538 RSUs and shares of restricted stock outstanding, and 181,511 deferred stock units credited to non-employee directors pursuant to the 2018 Plan.

[2] The weighted-average exercise price reflects the weighted-average price for outstanding SSAR awards only; it does not include restricted stock awards outstanding or deferred stock units.

[3] Reflects the shares available for grant determined in accordance with the terms of our 2018 Plan, calculated based on (a) one share for each SSAR, (b) three shares for each PSA, RSU and deferred stock unit awarded prior to February 18, 2021, (c) one share for each PSA, RSU and deferred stock unit awarded on or after February 18, 2021, and (d) unvested PSAs issued at the maximum amount of 200%.

[4] Reflects shares subject to outstanding stock options assumed in the acquisition of the Chemical Technologies business from Ecolab in 2020.

[5] The weighted-average exercise price reflects the weighted-average price for outstanding stock option awards only; it does not include restricted stock awards outstanding.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required in response to this Item will be included in the definitive proxy statement for our 2025 Annual Meeting of Shareholders to be filed with the SEC and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required in response to this Item will be included in the definitive proxy statement for our 2025 Annual Meeting of Shareholders to be filed with the SEC and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Annual Report on Form 10-K:

        1.   Financial Statements:

        Our consolidated financial statements are included under Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

        2.   Financial Statement Schedule and related Report of Independent Registered Public Accounting Firm:

        See "Schedule II—Valuation and Qualifying Accounts" and the related Report of Independent Registered Public Accounting Firm included herein. All other financial statement schedules are omitted because of the absence of conditions under which they are required or because information required is shown in the consolidated financial statements and notes thereto in Part II, Item 8 of this Annual Report on Form 10-K.

        3.   Index of Exhibits:

Exhibit No	Exhibit Description	Incorporated by Reference		
		Form	Exhibit No.	Filing Date
2.1	Agreement and Plan of Merger and Reorganization, dated as of December 18, 2019, by and among Ecolab Inc., ChampionX Holding Inc., ChampionX Corporation, and Athena Merger Sub, Inc.	8-K	2.1	December 20, 2019
2.2	Separation and Distribution Agreement, dated as of December 18, 2019, by and among Ecolab Inc., ChampionX Holding Inc., and ChampionX Corporation	8-K	2.2	December 20, 2019
2.3	Agreement and Plan of Merger, dated as of April 2, 2024, by and among ChampionX Corporation, Sodium Holdco, Inc., Schlumberger Limited and Sodium Merger Sub, Inc.	8-K/A	2.1	April 3, 2024
3.1	Second Amended and Restated Certificate of Incorporation of the Company	8-K	3.1	May 11, 2023
3.2	Amended and Restated By-Laws of the Company	8-K	3.2	May 11, 2023
4.1	Description of ChampionX Corporation Common Stock	10-K	4.1	February 6, 2024
10.1†	Restatement Agreement, dated June 7, 2022, by and among ChampionX Corporation, as Borrower, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent	8-K	10.1	June 8, 2022
10.2†	Amendment No. 1 to Amended and Restated Credit Agreement, dated September 29, 2023, by and among the Company, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent	8-K	10.1	October 3, 2023
10.3†	Master Receivables Purchase Agreement, dated as of June 28, 2022, by and among ChampionX LLC and US Synthetic Corporation as Sellers, Apergy USA, Inc. as Servicer, ChampionX Corporation, and JPMorgan Chase Bank, N.A., as Purchaser	8-K	10.1	July 5, 2022
10.4	Performance Undertaking, dated June 28, 2022, made by ChampionX Corporation in favor of JPMorgan Chase Bank, N.A.	8-K	10.2	July 5, 2022
10.5†	First Amendment to Master Receivables Purchase Agreement, dated as of October 4, 2022 among ChampionX LLC and US Synthetic Corporation as Sellers, Apergy USA, Inc. as Servicer, ChampionX Corporation, and JPMorgan Chase Bank, N.A., as Purchaser	10-K	10.5	February 6, 2024

10.6†	Second Amendment to Master Receivables Purchase Agreement, dated as of October 24, 2023 among ChampionX LLC, US Synthetic Corporation and Apergy ESP Systems, LLC as Sellers, Apergy USA, Inc. as Servicer, ChampionX Corporation, and JPMorgan Chase Bank, N.A., as Purchaser	10-K	10.5	February 6, 2024
10.7†	Third Amendment to Master Receivables Purchase Agreement, dated as of December 14, 2023 among ChampionX LLC and US Synthetic Corporation as Sellers, Apergy USA, Inc. as Servicer, ChampionX Corporation, and JPMorgan Chase Bank, N.A., as Purchaser	10-K	10.5	February 6, 2024
10.8	Master Receivables Purchase Agreement Facility Extension Request dated June 26, 2023	10-K	10.5	February 6, 2024
10.9	Master Receivables Purchase Agreement Facility Extension Request dated July 20, 2023	10-K	10.5	February 6, 2024
10.10	Master Receivables Purchase Agreement Facility Extension Request dated August 28, 2023	10-K	10.5	February 6, 2024
10.11†	Fourth Amendment to Master Receivables Purchase Agreement, dated as of May 16, 2024 among ChampionX LLC and US Synthetic Corporation as Sellers, Apergy USA LLC as Servicer, ChampionX Corporation, and JPMorgan Chase Bank, N.A., as Purchaser	10-Q	10.1	July 25, 2024
10.12†	Fifth Amendment to Master Receivables Purchase Agreement, dated as of August 30, 2024 among ChampionX LLC and US Synthetic Corporation as Sellers, ChampionX Corporation, and JPMorgan Chase Bank, N.A., as Purchaser	10-Q	10.2	October 24, 2024
10.13	Master Receivables Purchase Agreement Facility Extension Request dated August 30, 2024	10-Q	10.1	October 24, 2024
10.14††	ChampionX Corporation Amended and Restated 2018 Equity and Cash Incentive Plan	10-Q	10.1	May 13, 2021
10.15††	ChampionX Corporation Executive Officer Annual Incentive Plan	8-K	10.6	May 11, 2018
10.16††	Apergy USA LLC, Executive Deferred Compensation Plan	8-K	10.7	May 11, 2018
10.17††	ChampionX Corporation Executive Severance Plan	8-K	10.8	May 11, 2018
10.18††	ChampionX Corporation Amended and Restated Senior Executive Change-in-Control Severance Plan	8-K	10.1	February 21, 2024
10.19††	Form of award grant letter for restricted stock unit awards made under the ChampionX Corporation 2018 Equity and Cash Incentive Plan	8-K	10.1	May 11, 2018
10.20††	Form of award grant letter for performance share awards made under the ChampionX Corporation 2018 Equity and Cash Incentive Plan	8-K	10.11	May 11, 2018
10.21††	ChampionX Mirror Savings Plan	10-K	10.13	March 1, 2021
10.22††	ChampionX Mirror Savings Plan First Amendment	10-K	10.13	February 10, 2022
10.23††	ChampionX Mirror Savings Plan Second Amendment	10-K	10.13	February 2, 2023
10.24*††	Form of Section 280G Mitigation Agreement, dated as of December 23, 2024, by and between ChampionX Corporation and certain executive officers			
10.25†	Tax Matters Agreement, dated as of June 3, 2020, by and among Ecolab Inc., ChampionX Holding Inc. and ChampionX Corporation	8-K	2.4	June 4, 2020
10.26†	Intellectual Property Matters Agreement, dated as of June 3, 2020, by and among Ecolab Inc. and ChampionX Holding Inc.	8-K	2.6	June 4, 2020
10.27†	Master Cross Supply and Product Transfer Agreement, dated as of June 3, 2020, by and among Ecolab Inc. and ChampionX LLC	8-K	2.7	

19.1*	Securities Trading Policy of the Company			
21.1*	Subsidiaries of ChampionX Corporation			
23.1*	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm			
31.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended			
31.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended			
32.1**	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350			
32.2**	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350			
97.1	Amended and Restated Executive Compensation Clawback Policy	10-K	97.1	February 6, 2024
101.INS*	XBRL Instance Document			
101.SCH*	XBRL Taxonomy Extension Schema Document			
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document			
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document			
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document			
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document			
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)			

*Filed herewith
**Furnished herewith
† Schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules (or similar attachments) upon request by the Securities and Exchange Commission.
†† Denotes management contract or compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

None.

Schedule II—Valuation and Qualifying Accounts

Allowance for Doubtful Accounts	Balance at Beginning of Year		Charged to Cost and Expense[1]	Accounts Written Off	Other		Balance at End of Year
Year Ended December 31, 2024	$	5,734	395	(1,094)	83		5,118
Year Ended December 31, 2023	$	5,506	1,480	(1,244)	(8)	$	5,734
Year Ended December 31, 2022	$	7,662	(927)	(869)	(360)	$	5,506

_____
[1] Net of recoveries on previously reserved or written-off balances.

Deferred Tax Valuation Allowance	Balance at Beginning of Year		Additions	Reductions	Other[2]		Balance at End of Year
Year Ended December 31, 2024	$	33,031	13,135	—	(174)	$	45,992
Year Ended December 31, 2023	$	32,500	472	—	59	$	33,031
Year Ended December 31, 2022	$	38,716	—	(6,120)	(96)	$	32,500

_____
[2] Other represents impact of changes in foreign exchange rates.

Inventory Reserves (including LIFO)	Balance at Beginning of Year		Additions	Reductions	Other		Balance at End of Year
Year Ended December 31, 2024	$	78,205	15,199	(13,238)	(679)	$	79,487
Year Ended December 31, 2023	$	87,238	18,974	(27,578)	(429)	$	78,205
Year Ended December 31, 2022	$	78,923	26,306	(16,566)	(1,425)	$	87,238

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAMPIONX CORPORATION
(Registrant)

Date: February 5, 2025

By: /s/ KENNETH M. FISHER

Kenneth M. Fisher

Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date	Signature
February 5, 2025	/s/ SIVASANKARAN SOMASUNDARAM
	Sivasankaran Somasundaram President and Chief Executive Officer Director (Principal Executive Officer)
February 5, 2025	/s/ KENNETH M. FISHER
	Kenneth M. Fisher Executive Vice President and Chief Financial Officer (Principal Financial Officer)
February 5, 2025	/s/ ANTOINE MARCOS
	Antoine Marcos Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)
February 5, 2025	/s/ HEIDI S. ALDERMAN
	Heidi S. Alderman Director
February 5, 2025	/s/ MAMATHA CHAMARTHI
	Mamatha Chamarthi Director
February 5, 2025	/s/ CARLOS A. FIERRO
	Carlos A. Fierro Director
February 5, 2025	/s/ GARY P. LUQUETTE
	Gary P. Luquette Director
February 5, 2025	/s/ ELAINE PICKLE
	Elaine Pickle Director
February 5, 2025	/s/ STUART PORTER
	Stuart Porter Director
February 5, 2025	/s/ DANIEL W. RABUN
	Daniel W. Rabun Chairman of the Board of Directors